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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Vestas Wind Systems

*CURRENT ADDRESS

PROCESSED
APR 09 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34884

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 4/4/07

Wind, Oil and Gas

Many bright spots.
Major challenges.



When I took over the helm in 2005, I called Vestas an unpolished diamond owing to the huge potential of the company and its employees. Therefore, it is a great pleasure for me that, after the disappointing results in 2005, we came a long way in cutting the diamond in 2006.

A number of very decisive steps forward, primarily a substantial improvement of Vestas' financial performance, show that we are on the right track. At the same time, however, we are very much aware that we still need to make significant changes and improvements to Vestas' operations if we are to reach our targets.

Improved earnings are key to the continuing development of wind power

Recording an EBIT margin of 5.2 per cent and a historically low net working capital of 3 per cent, we achieved our targets for Vestas in 2006. This is a remarkable accomplishment which everyone of our 12,309 employees contributed to. Improved profitability is at the core of our strategy plan, The Will to Win.

The considerable improvements to our financial results from 2005 to 2006 are attributable not least to the fact that we obtained better prices and improved the terms and conditions in the contracts with our customers.

But we also managed to break the negative curve in other areas during 2006. One of the things that has concerned me the most was the entirely unacceptable number of industrial injuries. Safety must always be given top priority at Vestas, and therefore it was encouraging to see that the initiatives for improvement, information and training implemented in 2006 enabled us to reduce the incidence of injuries by 22 per cent relative to the year before.

Customer satisfaction: Several years of downturn halted

Despite the many positive trends witnessed in 2006, it is important for me once again to underline that the major challenges we will be facing in the years ahead have not become any smaller.

Customer satisfaction with Vestas nosedived from 2000 to 2005. This was one of the figures that caused me the greatest concern in our day-to-day operations, and it was the direct reason why in 2005 we launched a very ambitious project, Dialogue for Development. Together with our customers, we will identify those areas in which our performance is not good enough and to which we must therefore dedicate extra resources in order to obtain very satisfied Vestas customers.

We are fully aware that you do not just change customer satisfaction overnight, and the overall result for 2006 is fairly close to the rating assigned by our customers in 2005. That level is nowhere near satisfactory. But – and this is important – we have managed to halt the declining trend of the past five or six years. That demonstrates that we have started to focus on customer satisfaction and it shows that we are once again moving in the right direction.

Close-knit supplier collaboration

As predicted, in 2006 Vestas again suffered from the shortage of components and skills that is being felt by the entire wind power industry. This situation will also bear an impact on trends in 2007. We work closely with our suppliers to solve the problems, for example by entering into long-term agreements, giving both sides the opportunity to improve their planning. This is a key prerequisite to boosting capacity.

Quality and professionalism are other major challenges. Accordingly, we now collaborate more closely with our suppliers than ever before – not only in terms of development but also in all parts of production. This shift in attitude is also reflected in our large investments in new R&D facilities, which in the months and years ahead are to provide the framework for the collaboration that once again will generate even more robust and reliable wind turbines.

From alternative to high-tech

Vestas aims to make wind a source of energy that is on a par with oil and gas. Our vision is therefore as concise and precise as this: Wind, Oil and Gas. Throughout 2006, our vision has been the centre of much attention because all of a sudden energy moved to the top of the global agenda. No one any longer seems to doubt the considerable benefits offered by wind power as a clean, independent and competitive source of energy. It is clear to us that wind power will come to play an increasingly important role in the energy debate, also in those parts of the world where energy sources such as wind power have so far not been very well received.

This is a very good development. Both for the world as such and for Vestas. On the positive side, the shift in attitude offers substantial opportunities for growth and development, while – obviously – placing significantly greater demands on our day-to-day operations. We realise that and are ready to face the challenges.

Because wind power has developed from being in the alternative energy or "windmill romance" category to a sophisticated and high-tech source of energy, Vestas now operates in an environment of international and highly professional customers and competitors – in fact some of the world's largest corporations.

Consequently, it goes without saying that we must raise our skills and improve the processes in all links of Vestas' value chain.

That is one of the reasons for the wording of our mission: Failure is not an option. If we are to realise the vision that everyone at Vestas works so hard to achieve every single day, it is pivotal that we also look at our mission as something else and more than merely words on a piece of paper. Good enough is not good enough.

Therefore, everywhere in our organisation people are dedicated to enhancing operating efficiency. Production capacity must be optimised and we need to improve our businesses processes. Our mission, Failure is not an option, thus helps to build a corporate culture that ensures that systematic data collection and analysis and a clearly defined division of responsibilities are incorporated as key components. In this way, all employees will be capable of doing what serves Vestas best at all times.

People before MW

Building employee skills at all levels and recruiting new colleagues are crucial activities for Vestas. That was the case in 2006 and it will continue to be the case for many years to come. People & Culture is not merely something we talk about at Vestas – it is an area we make substantial investments in.

It is crucial to Vestas that growth does not collide with product quality considerations. In an industry marked by heavy demand, this is quite a challenge which also puts two of our core values – care and development – to the test. Both valves should power our growth.

More specifically, this involves boosting capacity according to a principle we refer to as "people before MW". In other words, we recruit and train our employees carefully before we increase production output.

This principle also applies to the new factories we are building or which recently started production; two new factories in China for hub and nacelle assembly and production of generators, and blade factories in the USA and Spain. At the same time, we invest heavily in R&D facilities that will give us optimum conditions for developing the reliable and robust wind power systems of the future.

Combined, these measures provide the foundation for high quality products. The new facilities represent total investments in excess of EUR 400m, clearly demonstrating the massive capacity expansion we are currently making.

We know that it takes time to make the changes to our course and the cultural changes that we are currently undertaking. But the major improvements we have already made demonstrate that our strategy is working.

Combined with the power to act and, not least, the will that characterise Vestas' employees, I am confident that we will achieve the ambitious goals we have set for our company also in 2007 and 2008.

Ditlev Engel
President and CEO



Fourth quarter 2006

Revenue amounted to EUR 1,397m, which was higher than forecast. The EBIT margin increased to 9.1 per cent, primarily due to effective order execution. Vestas shipped a total of 1,473 MW, with the USA accounting for 196 MW (EUR 294m), Europe for 963 MW (EUR 891m) and Asia/Pacific for 314 MW (EUR 212m).

The Group generated a cash inflow from operations of EUR 574m, and net investments amounted to EUR 17m. The free cash flow rose to EUR 338m.

Operations are still affected by irregular component supplies.

Group financial performance in fourth quarter 2006

mEUR	Q4 2006[1]	Q4 2005[1]	Full year 2006	Full year 2005
Income statement				
Revenue	1,397	1,472	3,854	3,583
EBIT	127	(46)	201	(116)
EBIT margin (%)	9.1	(3.1)	5.2	(3.2)
Profit/(loss) after tax	87	(123)	111	(192)
Net working capital	122	498	122	498
Net working capital (%)	-	-	3	14

Forecast for 2007

Revenue (mEUR)	approx 4,500
EBIT margin (%)	7-9
Net financial items (mEUR)	approx (40)
Corporate tax rate (%)	approx 30
Net working capital (%)	approx 20
Investments	
- property, plant and equipment (mEUR)	310-330
- intangible assets (mEUR)	50-60

Goals for 2008

EBIT margin (%)	10-12
Net working capital of maximum (%)	20
Global market share of at least (%)	35

[1] *The figures for Q4 2005 and 2006 are unaudited.*

Wind is an inexhaustible source of energy

There is an enormous potential in wind power. By exploiting merely 10 per cent of the technical potential of the global wind resources, the world's electricity consumption could be covered many times over. [b]

[b] World Energy Council: "2004 Survey of Energy Resources", chapter 13 - Wind Energy, Published by Elsevier Ltd., London, 2004.

Management report

The Will to Win

In May 2005, Vestas presented The Will to Win, the Group's strategy plan for the period until the end of 2008. The overall objective of the strategy, which builds on Vestas' core values, is to move Vestas past the earnings crisis that marked the situation at the time and exploit the vast potential that Vestas holds by way of its products, employees and know-how. Accordingly, enhanced profitability is the goal for the comprehensive changes the strategy has involved and will continue to bring. The plan involves a number of comprehensive structural projects and projects of change aimed at enhancing capacity utilisation and operating efficiency as well as the Group's business processes so that decisions to a greater extent will be based on systematic data collection and analysis. These initiatives are performed for example in the projects derived from the Vestas Constitution. Vestas' turnaround process basically changes the way in which Vestas thinks and works as a technology company.

Vision

In connection with The Will to Win, Vestas presented a new vision: Wind, Oil and Gas. With these words, Vestas signals the Group's intention, as a market leader, to assume a leadership role in the process of making wind a source of energy that is on a par with conventional energy sources such as oil and gas. This vision has today been accepted by Vestas' customers and many political decision-makers, who create the framework for the industry.

A number of industry factors and social factors in general support developments towards achieving Vestas' vision, as wind power offers a number of clear benefits over other energy sources. The five most important benefits are:

- Wind is an inexhaustible, free source of energy.
- Wind power can compete with conventional sources of energy in terms of costs.
- Wind power reduces dependence on imported energy.
- Wind power facilitates fast ramp-up of extensive production capacity.
- Wind power contributes to reducing CO_2 and other greenhouse gas emissions.

Today, these five arguments weigh heavily in all countries with an interest in wind power.

Mission

Failure is not an option. This is the simple wording of Vestas' mission, representing the basic course which is to help the Group achieve the goals defined in the strategy plan and to achieve the vision. In other words, Vestas does not apply the concept of "good enough". Vestas must always be a reliable collaboration partner, supplier and employer – at technical, financial, environmental and personal levels. Vestas' most important resource is the skills and the enthusiasm held by the Group's employees, and the mission underlines that everyone contributes the very best he or she can to achieve optimum results – and to win. At Vestas, no error is too small to act on.

The Willpower

Vestas' four core values – trustworthiness, care, the power to act and development – provide the foundation for all the Group's activities and express Vestas' fundamental views on running a business. Vestas' own sculpture entitled the Willpower, which has been placed at a number of the Group's locations, symbolises the Vestas values as it reaches for the sky, but remains firmly anchored to the ground.

Trustworthiness and care involve Vestas always keeping its promises, acting as a serious and careful partner relative to all stakeholders and giving top priority to safety, quality and respect in every context.

Through the power to act and development Vestas aims to ensure that it reaches its goals through constantly striving for new and better solutions for the benefit of the customers. Know-how and skills must be expanded through the ongoing development of employees and Group-wide collaboration in an organisation that possesses the will to change and allows room for independent initiative, allowing each individual employee to always make the decision that serves Vestas best.

Three overall targets for 2008

The Will to Win defines three goals for Vestas in 2008. The targets were tightened in November 2006 when the guidance for 2007 was announced, and they now are as follows:

1. An EBIT margin of 10-12 per cent
2. A net working capital of maximum 20 per cent of revenue
3. A market share of at least 35 per cent

The order of priority of these three targets reflects the fact that profitability is the key objective for Vestas.

EBIT margin

The unacceptable situation of declining earnings that characterised the years preceding The Will to Win has now been replaced by a distinct improvement for the Group. The Group posted an operating profit, EBIT, of EUR 201m in 2006, equivalent to an EBIT margin of 5.2 per cent. The Group's EBIT margin in 2005 was minus 3.2 per cent. The EUR 116m loss recorded in 2005 was impacted by warranty provisions and losses on a number of North American orders. The EBIT improvement in 2006 was primarily attributable to better selling prices and terms of delivery. In 2007 and 2008, the Group will continue the efforts to improve in-house processes, as optimising operations and the supply chain still offers a large unexploited potential. It is first and foremost against this background that Vestas builds its positive financial expectations for the years ahead.



Vestas has installed more than 32,500 wind turbines in over 60 countries around the world (31 December 2006).

Net working capital

For a number of years, net working capital stood at a very high level, but factors such as larger prepayments from customers with a consistently greater financial strength and dedicated efforts to reducing capital tied up in general have substantially improved the Group's cash flow. In 2006, net working capital was at a level within the target defined in The Will to Win for 2008. Vestas has thus proved that it is possible to maintain a low level of net working capital in the wind power industry. At the end of 2006, the Group's net working capital amounted to EUR 122m, which corresponds to 3 per cent of annual revenue. At the end of 2005, net working capital accounted for 14 per cent of revenue. However, the net working capital at the end of 2006 is considered to be at an extraordinarily low level.

Market share

Having installed more than 32,500 wind turbines around the world, Vestas is the world's largest manufacturer of high-technology wind power systems. This unique experience is what helps the Group to evolve and strengthen Vestas' position as the technology and market leader in an industry in which the five largest manufacturers command more than 75 per cent of the total market. Vestas ranks among the three largest providers in all the principal geographic markets and therefore does not rely on developments in a single market. Such a position is a strategic goal incorporated in the overall sales considerations. In 2006, in total approx 15,020 MW were installed worldwide, a 32 per cent increase relative to 2005. In 2006, Vestas shipped wind power systems with an aggregate capacity of 4,313 MW; 4,239 MW had been handed over to the customers. Vestas' market share of 28 per cent was calculated on the basis of the 4,239 MW delivered to the customers. In 2005, the market share was also 28 per cent. The market share target of at least 35 per cent reflects Vestas' ambition of remaining the dominant player in the market, the growth of which is expected to attract new players in the years ahead.

Sales and market shares 2006

Market	Sales (MW)	Estimated market share (%)
Europe		
Germany	788	35
Portugal	237	38
The Netherlands	222	63
France	199	25
United Kingdom	196	31
Spain	168	11
Italy	90	22
Greece	62	39
Ireland	41	16
Poland	40	37
Austria	20	14
Hungary	16	36
Denmark	11	80
Belgium	8	18
The Czech Republic	8	51
Sweden	2	5
Turkey	1	2
Total Europe	**2,109**	**27**
Americas		
USA	654	27
Canada	416	54
Total Americas	**1,070**	**30**
Asia/Pacific		
India	393	21
China	379	28
South Korea	100	94
Australia	79	100
Japan	63	20
Taiwan	46	100
Total Asia/Pacific	**1,060**	**28**
Total world	**4,239**	**28**

Management focus

The Vestas Constitution

The Vestas Constitution is the script written to drive the cultural change Vestas aims to achieve with The Will to Win. Both customers and peers in the market for wind power have changed, and that places substantially more stringent demands on Vestas and its products. To live up to these demands, the entire Vestas organisation must adopt a corporate culture based on unambiguous responsibility, clearly defined reporting procedures, close follow-up and consequence.

The Vestas Constitution comprises a declaration about the way in which Vestas is to act as well as 13 corporate projects that each play a pivotal role in enhancing Vestas' efficiency and product quality. The projects focus on the development of skills, processes and service/maintenance, enhancing product quality, obtaining a clear overview of sales and production capacity and improved business understanding.

Safety

Vestas gives top priority to safety – nothing is more important. In continuation of Vestas' mission, Failure is not an option, the Vestas Management neither can nor will accept that the safety of the employees is jeopardised while they are on the job.

In 2006, Vestas intensified efforts to reduce and eliminate risks by launching a number of improvement, information and training initiatives. The result of these endeavours was highly successful, as the incidence of industrial injuries fell by 22 per cent in 2006 compared with 2005. The incidence of industrial injuries is calculated as the number of accidents per million working hours which resulted in more than 1 day's absence.

However, this overall improvement was overshadowed by a tragic industrial injury at Vestas in January 2006, when a Vestas employee died while performing his work. The subsequent internal investigation revealed that the industrial injury happened because the safety procedures had not been followed during the performance of service procedures on a wind turbine. The industrial injury underlines the need for retaining focus on safety. One of the new measures is that safety is always at the top of the agenda at the weekly telephone conferences in the Vestas Government, which consists of the Executive Management and the Presidents of the 12 business units. At these conferences, the Government follows up on initiatives to constantly improve safety until the mission of zero accidents has been accomplished.

Results from Vestas' production units in 2006 show that the incidence of industrial injuries has dropped dramatically over the past five years; from 52 in 2002 to 34 in 2006.

At Vestas' sales and service units the incidence of industrial injuries fell from 61 in 2005 to 42 in 2006. Historically, the sales and service units have experienced an increase in the incidence of industrial injuries, so it is positive to see a turn of that negative development.

However, the overall number of industrial injuries remain unsatisfactory and Vestas will therefore continue the intensified efforts in this area in 2007. Programmes for managers and intensified safety training for all service technicians are some of the initiatives made to ensure that safety forms an integral part of the Vestas culture.

In connection with the efforts to improve safety and the working environment, the Group's initiative to reduce absence due to illness also yielded highly successful results. Absence due to illness among blue-collar employees was reduced by 22 per cent relative to 2005 to stand at 3 per cent, corresponding to a total of 250 full-time positions. The level of absence due to illness in 2006 was the lowest ever recorded by the Group.

Customer dialogue

The objective of Dialogue for Development, Vestas' comprehensive customer relations project, is to achieve closer and more open dialogue and thereby ensure improved collaboration for the benefit of the Group's customers and Vestas. Launched in 2005, the project builds on large-scale customer satisfaction surveys and subsequent close follow-up with the individual customers under the headings of Listen, Reflect, Act.

More than 500 respondents participated in the survey regarding 2006, and the overall result, the loyalty index, was an index figure of 44. In 2005, the index figure was 43. The loyalty index reflects the customers' evaluation of Vestas as a collaboration partner and supplier and is an assessment of how attractive Vestas is compared with other market players.

The overall outcome of the survey is unsatisfactory. However, Vestas is satisfied that recent years' substantial decline in satisfaction has been halted. Vestas will intensify and continue efforts to further enhance the constructive dialogue and ensure that Vestas supplies the product demanded by the customers. Combined with the initiatives to improve turbine reliability, Vestas therefore expects an increase in customer satisfaction in the survey scheduled for the end of 2007.

More even distribution of shipments and revenue

One of the goals of The Will to Win is better utilisation of the Group's production and delivery capacity through more even distribution of shipments and revenue during the year. Thus, revenue during the first half of 2005 only represented 32 per cent of total revenue for the year. Measured in terms of shipment, the proportion was also 32 per cent. This inexpedient distribution resulted in very high work pressure for many employees during the last months of the year, when the supply situation is usually very strained.

Efforts to optimise resource utilisation and ensure more evenly distributed activities, measured not only at six-month intervals, but also from day to day, have therefore played a key role since the presentation of The Will to Win. The initiatives brought improvements already in 2006; revenue in the first six months of 2006 accounted for 42 per cent of total annual revenues. Measured in terms of shipments, the proportion was 41 per cent.

Joint ERP system

Through an improved overview and uniform processes, Vestas aims to create the foundation for improving the Group's overall results. This is the reason why in 2006 Vestas launched a comprehensive project of change, encompassing the business procedures in the Group's sales and service units, Vestas Technology R&D and the corporate functions.

In order to optimise communications and knowledge sharing between the sales and service business units and within the individual units – especially in light of the rapidly growing number of employees – a number of the existing systems will become integrated in a single shared Enterprise Resource Planning system, SAP. Vestas' production business units will continue to use the MAPICS system.

The joint system for the sales and service units will contribute to creating one coherent Vestas, providing a more uniform business and the opportunity to improve management reporting. Also, the shared system will minimise time wastage and error margins, whilst increasing mobility in the organisation. The standardised data registration enables Vestas to better meet the target of making decisions based on systematic data collection. Extensive training activities are a key component of this project.

The fact that the Executive Management follows up on the progress of this project on a weekly basis underlines the high priority given to this initiative. Vestas employees at all levels in more than 20 countries take part in the project, which is scheduled to be completed during 2009.

Governmental Relations

Few industries are as directly influenced by political decisions as the energy industry. As a result, in 2006 Vestas set up a new function, Governmental Relations, to expand Vestas' dialogue with politicians, public servants and industry organisations in order to disseminate the understanding of wind power, Vestas and the conditions of the industry. Governmental Relations aim to ensure that Vestas closely monitors and influences the political processes and decisions that have an impact on the wind power market.

For a number of years, Vestas has played a part in impacting on important political decisions through national and international industry organisations such as the American Wind Energy Association (AWEA) and the European Wind Energy Association (EWEA). Being a market leader, however, Vestas wishes to strengthen these initiatives by directly taking part in the political dialogue. Centered around the Danish headquarters, a number of integrated satellite units will be set up in the principal markets with a view to substantially intensifying the dialogue with local political decision-makers in the years ahead.

Governmental Relations will henceforth represent Vestas in all national and international wind power bodies and in other political contexts.

Quality management

In 2006, Vestas' QSE organisation (Quality, Safety and Environment) implemented a number of activities to improve the quality of the Group's products. The Vestas QSE system optimises the quality of the products during the entire process from development to commissioning, whilst implementing The Will to Win in the day-to-day operations. Thorough risk analysis is an important tool in this context, and the task is solved in close collaboration with the Continuous Improvement Management organisation in Vestas Technology R&D, and others.

Safety is top priority at Vestas, and the in-house product safety standards are therefore continuously assessed so that Vestas develops products that minimise the risk of accidents in connection with production, transport, installation, servicing and dismantling.

Business development

Organisational changes

Three new business units – Vestas Technology R&D, Vestas People & Culture and Vestas Offshore – were set up when The Will to Win was launched in 2005. These were the most conspicuous of the major organisational changes aimed at creating a clear division of responsibilities and at the same time maintain the dynamics and the sense of responsibility that characterise a small company.

The new structure has increased the transparency and transferred responsibility and skills to the relevant parts of the organisation. The management of each individual business unit reports to the Executive Management for example through weekly telephone conferences held by the Vestas Government. The new structure has improved the decision-making power at Vestas, securing the power to act, which is one of Vestas' four core values.

In July 2006, Vestas combined two of its sales business units, Vestas Mediterranean East and Vestas Mediterranean West, in one business unit. The change, which resulted in the formation of Vestas Mediterranean, was based on a wish to obtain a more simple structure in the Mediterranean area, for the benefit of customers and employees. The head office of the new business unit is located in Barcelona, Spain. As a result of this change, the number of independent business units in the Group was reduced from 13 to 12.

Vestas' organisational structure


Vestas Wind Systems A/S
Corporate functions
Vestas Nacelles A/S
Vestas Asia Pacific A/S
Vestas Central Europe A/S
Vestas Blades A/S
Vestas Towers A/S
Vestas Northern Europe A/S
Vestas Mediterranean A/S
Vestas Americas A/S
Vestas Control Systems A/S
Vestas Technology R&D
Vestas Offshore A/S
Vestas People & Culture

In September 2006, Vestas sold its 49 per cent stake in Vestas RRB India to the managing director of that company. As a result, Vestas is now exclusively represented in India through the wholly-owned company Vestas Wind Technology India Private Limited, which manufactures and sells wind turbines with a capacity of 750 kW and above.

People before MW

Vestas' most important resource is the Group's employees. Unlike the practice pursued previously, Vestas now recruits and trains new employees before increasing its level of activity – in other words "people before MW". This means that sometimes capacity costs are increased more rapidly than revenue. The strategy is to help ensure better order and project execution, as more experienced employees will be managing the growth. The number of employees therefore increased considerably in 2006, from 10,618 at the beginning of the year to 12,309 at 31 December 2006, despite revenue growth of only 8 per cent. The increase in the number of employees was evenly distributed between sales and service units, production units and corporate functions.

Number of employees in the Vestas Group at 31 December 2006

	Europe	Americas	Asia/ Pacific	Total
Production	6,556	0	651	7,207
Sales and service	2,657	492	810	3,959
R&D	626	0	0	626
Others	517	0	0	517
Total	10,356	492	1,461	12,309

Employee development and recruitment

Developing employees and managers and creating a common Vestas corporate culture is one of the most important components of The Will to Win, representing basic preconditions for Vestas being able to retain and expand its leadership position in the wind power industry. Vestas operates in a market characterised by globalisation, strong growth and a distinct shift in the composition of customers and competitors, which today to a very large extent consist of international and highly professional players with extensive experience and expertise in the field of energy. For the Group to match these new requirements, it needs to focus on upgrading skills and know-how in all parts of the Vestas organisation.

Against this background, the former corporate function Human Resources was replaced by the Vestas People & Culture business unit, which is responsible for developing employees, recruiting new staff, creating the framework for a high level of safety and a healthy working environment as well as supporting the development of a shared Vestas culture with a clear division of tasks and responsibilities. As a result, investments in Vestas People & Culture increased tenfold from 2005 to 2006. The high level will be maintained in 2007.

Good management is a precondition for the development of Vestas' organisation, and a large proportion of Vestas' managers was therefore enrolled in a management development programme in 2006. Vestas has a defined goal of recruiting a large proportion of managers and specialists among in-house candidates. Accordingly, the Group has launched a talent programme aimed at identifying and developing employees who have the potential to become future leaders. The Vestas Business Academy offers a broad programme of commercial, technical and management courses to all employees, including safety courses and training in the Six Sigma management philosophy, which improves Vestas' ability to make fact and data-based decisions. The level of activity in the Vestas Business Academy increased considerably in 2006.

In addition to developing existing employees, Vestas' ambition is to attract and recruit internationally oriented and highly qualified employees. In 2007, the Group expects to increase the total work-force by about 2,000 employees to a headcount of approximately 14,000. By comparison, Vestas had around 8,000 employees at the end of 2002.

Targeted branding is one of the initiatives Vestas will use to recruit employees from around the world. Consequently, in 2006 the Group took the first steps of a global strategy aimed at creating knowledge of and directing attention to Vestas as an attractive workplace. One of the initiatives is the Vestas Graduate Programme, a two-year programme aimed at young candidates. Comprising 19 participants from Europe, North America, the Middle East and Asia, the programme will continue to be expanded in the years ahead.

In 2006, Vestas introduced Mercer's International Position Evaluation System, which categorises all managerial positions across national boundaries and thereby contributes to turning Vestas into a global business that, with Scandinavian roots, offers competitive compensation at all Group locations. Furthermore, the Group has launched a Performance Management programme for its managers. The programme is directly linked to Vestas' Compensation & Reward programme aimed at building a per-formance-driven corporate culture.

In 2006, Vestas set up an incentive scheme for the Vestas Government and selected senior executives of the Group, covering a total of 20 persons. The scheme comprises bonus and options that entitle the holder to buy shares from the company's holding of own shares. Options are awarded on the basis of the Group's financial performance in 2006 and 2007, respectively. The benchmarks used for the award are EBIT, net working capital, market share and customer satisfaction. No options will be allocated for 2006.

The most comprehensive employee survey to date was conducted in the spring of 2006 among all of the Group's employees. The responses indicated a number of areas for improvement, including the need for more focus on developing employee competencies, improved follow-up and better communications at local level. Since then, the survey has been followed up locally, and a number of initiatives have been made to improve the working conditions and development opportunities of each individual employee. In the autumn of 2007, Vestas will follow up on this area by conducting a new global employee survey.

Knowledge resources

Identifying and developing the Group's knowledge resources is pivotal to Vestas. In 2006, Vestas conducted a survey mapping the areas that are significant to the Group, including knowledge about customers, safeguarding patents, recruitment and building skills and know-how. Vestas has launched projects focused on knowledge sharing with customers, suppliers and other collaboration partners within and outside the Group. Vestas also constantly monitors employee know-how and especially knowledge sharing among employees. A number of benchmarks have been defined for Vestas' most important knowledge resources, and the Group will develop and implement programmes to measure such benchmarks in 2007.

R&D facilities

For a number of years, Vestas has been at the forefront of advanced technology development that has turned wind power into a competitive and reliable form of energy. In order to retain and expand this position, Vestas will over the coming years make substantial investments in employees as well as physical facilities for development and testing activities.

In July 2006, Vestas announced the establishment of a new research and development centre in Singapore under Vestas Technology R&D. The Singapore location was selected because it gives Vestas access to highly qualified labour in an international R&D environment. The centre will be put into operation during the first six months of 2007 and will employ more than 150 people when fully established. Vestas Technology R&D is also establishing a back office in Chennai, India, to participate in the development efforts together with the centres in Singapore and Denmark.

Vestas Technology R&D is in the process of building its research and development centre in Aarhus, Denmark. The centre will be the most advanced in the wind power industry, providing optimum conditions for an inspirational research environment and close collaboration with the Group's suppliers. Expected to be ready for use in the fourth quarter of 2008, the Aarhus facilities will house about 500 employees from Vestas Technology R&D, which in total is expected to employ approximately 800 employees by the end of 2008. In Aarhus, Vestas also established a test centre in 2006, which provides new opportunities for testing individual components as well as complete nacelles under extreme conditions.

In Hammel, Denmark, Vestas will open a new joint centre for electronics development and sourcing in the spring of 2008. In this connection, the existing electronics activities will be relocated from Aarhus to Hammel, where Vestas will also be testing production equipment.

Patenting

As a direct result of the extensive investments Vestas is making in R&D activities, efforts to protect the Group's intellectual property rights were intensified in 2006. One of the visible results was a substantial increase in the number of patent applications filed from 2005 to 2006. This trend will continue in the years ahead. The protection of Vestas' intellectual property rights is considered a key prerequisite for the Group's operational freedom and long-term opportunities to develop the business.

Warranty provisions

Since the autumn of 2005, initiatives to remedy performance and quality problems on installed wind turbines have been housed in one central function, Continous Improvement Management (CIM), under Vestas Technology R&D. The unit works systematically to identify and remedy type faults of a technical nature. Other performance problems are caused by the turbines either being installed at sites for which they were not developed or that the contracts signed assumed a performance from the turbines that such turbines were not designed for. These problems are solved via commercial agreements.

The task of identifying and remedying type faults is given top priority in the Group as Vestas' financial performance and reputation is notably affected by turbine performance. Since it was set up, the CIM organisation has identified and developed a number of solutions which were implemented in many of Vestas' turbines in 2006. The intensified quality, reliability and work safety initiatives have reduced the number of service visits to each individual turbine. On average for all turbine types, the interval between service visits has been increased by 13 per cent. However, the overall level is far from satisfactory. The technical solutions in all of the major CIM cases are expected to be identified and solved by the end of 2007 at the latest. In addition to solving quality problems on installed turbines, the efforts of the CIM organisation have improved work safety in new turbines and increased their reliability. The work performed by the CIM organisation has taken up a significant part of Vestas' resources in terms of employees and materials.

As part of the CIM efforts, Vestas has established closer relations with a number of suppliers with a view to improve their production process and enhancing the quality of the components supplied in accordance with Vestas' Wind, Oil and Gas vision. The initiatives are aimed at retaining the competitive strength of the products and improving their reliability, which is historically increased as start-up problems on new turbines are solved. The end target is to reduce Vestas' warranty costs significantly.

The product warranties, which in most cases cover both faulty components, malfunctions and any financial losses incurred by the customer in connection with unscheduled interruptions of operations, usually apply for two years from the date of delivery. In some cases, warranties apply for up to five years. For the customers, the specific warranty period and warranty terms form part of the individual contractual basis.

New production facilities

In response to the surge in demand, both now and longer term, Vestas resolved in 2006 to effect a number of extensions to the Group's production capacity. As part of this decision, Vestas opened new factories in Asia and Europe in 2006, whilst also announcing plans to set up a number of additional facilities in Europe, Asia and the USA. Combined, these expansions by themselves will lift capacity by more than 1,000 turbines per year during 2008.

Vestas expanded its production capacity in Spain through the opening of a new nacelle assembly factory in the Castilla y León province in July 2006.

In June 2006, Vestas' first factory in China was officially opened when the Tianjin blade factory was completed. Even before the plant was completed, Vestas announced in April 2006 that the factory will be expanded due to increased demand. The factory's total annual production capacity, once the extension has been completed, will be 1,200 blades, double the original capacity. The extension is expected to be completed by mid-2007.

In January and June 2006, respectively, Vestas announced that a combined nacelle and hub assembly factory and a generator factory will be built adjacent to the blade factory in Tianjin, China. The combined annual capacity of the factories will be 350 nacelles, hubs and generators. Both factories are currently under construction, and the first nacelles, hubs and generators are expected to be delivered from the facilities in the first half of 2007.

The factory locations were selected on the basis of, among other things, access conditions to the harbour, railway and road network. From Tianjin the factories can ship goods to the rapidly growing Chinese market as well as to other markets in and outside Asia.

In connection with the presentation of Vestas' interim financial report for the third quarter of 2006, Vestas announced the establishment of two additional blade factories. The factories will be built in two of the Group's largest markets, in the USA and in Spain. Each of the factories will have an annual capacity of 1,200 blades from the first half of 2008.

Closedown of production facilities

In connection with the presentation of the financial statements for the first half of 2006, Vestas announced that two production facilities would be closed down due to profitability no longer being satisfactory. The two discontinued units were the nacelle production facilities in Tasmania, Australia, and in Campbeltown, Scotland.

Efficiency improvements

Ongoing efficiency improvements in Vestas' production units and improved collaboration with the suppliers are to ensure that the targets set out in The Will to Win are reached. The ongoing capacity extensions put the production units under pressure, and this calls for extra focus on safety, environmental considerations and quality.

In 2006, Vestas intensified its efforts to enhance production efficiency. One of the tools used is the production system called Total Productive Management (TPM), in which work is planned in teams with a clear-cut division of responsibilities. This method was introduced in many Vestas production facilities in 2006. At other facilities, the work is planned according to Lean principles, in which the most appropriate production methods are achieved through a high degree of employee involvement.

The results of the initiatives started to materialise at a number of factories in 2006, including at the nacelle assembly plant at Ringkøbing, Denmark. Here, the inventory turnover rate was notably improved, the number of working hours spent on the nacelles was reduced, and capacity at the assembly lines where Lean projects have been implemented was up by more than 50 per cent using the same amount of resources. Vestas currently has significant unutilised production capacity.

In 2007, Vestas will intensify its efficiency improvement efforts through additional improvements in the departments that already apply the TPM and Lean principles, and through the use of best practice for new facilities. In addition, through better interaction with the suppliers Vestas aims to ensure that Vestas' experience is transferred to the suppliers' production processes.

Suppliers

The growth rates in the market for wind power put a great deal of pressure on the entire supply chain, and Vestas faces a major challenge in its efforts to ensure sufficient and timely high-quality supplies from a number of suppliers. The present component situation is costly for Vestas and its suppliers, and more professional collaboration with many suppliers is necessary in order to improve the execution ability of both parties and realise the earnings potential that lies in the Wind, Oil and Gas vision.

Vestas is dedicated to improving long-term collaboration with the Group's suppliers. Such partnerships are achieved by signing strategic framework agreements that improve the potential for long-term planning in all parts of Vestas' supply chain, which is a key prerequisite for ensuring both greater capacity and professional conduct at the suppliers. Furthermore, in 2006 Vestas initiated a systematic follow-up on supplier performance in relation to factors such as on-time delivery and component quality. In addition, collaboration has been established across Vestas' production units with a view to continuously defining and disseminating best practice for supplier collaboration to the entire Group.

As part of the upgrade of the entire supply chain, Vestas also continuously seconds a number of employees to its suppliers.

In order to establish a closer dialogue with the Group's suppliers, Vestas held its first ever Suppliers' Day in March 2006, presenting the opportunities and requirements for partnership. Another Suppliers' Day is scheduled for April 2007.

Vestas is currently witnessing suppliers in the industry starting to make investments necessary to remedy the situation. For example, a number of Vestas' suppliers have responded to Vestas' call for setting up production facilities in China. This trend is supported by the procurement office opened in Shanghai, China, which will also be cultivating new local collaboration partners.

Vestas generally believes that it will take a few years before the wind power industry will be able to meet global demand. Shortage of specialised labour represents a major bottleneck to growth.

Products and projects

Vestas maintains the broadest product range in the industry with products ranging from the V52-850 kW turbine to the V90-3.0 MW turbine. Also, Vestas is the only manufacturer with de facto global presence and experience. This provides Vestas with optimum conditions for offering all customers products and services tailored to specific local requirements and conditions under which the turbine will be operating.

Vestas works with independent consultants on the fundamental analyses of wind and site conditions before the turbines are installed.

As the proportion of wind power of the combined power production gradually increases, greater demands are placed on grid connections. For wind power to gain a strong foothold and cover a greater proportion of power consumption, most markets need to comprehensively expand their grid. A better grid would more effectively accommodate the changing demands for power transmission and thus exploit the fact that "the wind is always blowing somewhere" when operating in large geographic areas.

Vestas has the world's most sophisticated systems for monitoring and controlling wind power systems – SCADA systems – which transform independent wind turbines into one combined wind power plant.

Vestas' global service organisation has the expertise to ensure the optimum output and, by extension, the required return from the wind power plant throughout its lifetime. In the future, service operations are to represent a greater proportion of Vestas' overall business.

Wind turbines have become larger and larger over the past 20 years. To minimise the problems that may occur in connection with transport and installation of very large turbines onshore, Vestas takes a targeted approach to work on optimising performance relative to the turbine size. For example, the output of the V90-3.0 MW turbine is 50 per cent higher than that of the V80-2.0 MW turbine, but they weigh almost the same.

Environment and occupational health & safety

As the world's leading wind turbine manufacturer, Vestas consistently endeavours to make its products and production methods as environmentally sound as possible. The consumption of energy for Vestas' own activities is an important environmental aspect due to the volumes involved. Vestas wishes to contribute to the proliferation of renewable energy through the purchase of electricity from renewable energy sources for its own activities. In 2006, electricity from renewable energy sources accounted for 68 per cent of Vestas' total electricity consumption.

The positive environmental aspects of wind power are indisputable. For example, during its expected design lifetime of 20 years, a V90-3.0 MW offshore wind turbine will save the environment for 210,000



Vestas' sales business units

- ■ Vestas Americas
- ■ Vestas Asia Pacific
- □ Vestas Central Europe
- ■ Vestas Mediterranean
- □ Vestas Northern Europe
- Vestas Offshore

Vestas' production business units

Vestas Blades

Production facilities in: Australia, China, Denmark, England, Germany and Italy

Vestas Control Systems

Production facilities in: Denmark and Spain

Vestas Nacelles

Production facilities in: Denmark, Germany, India, Italy, Norway, Spain and Sweden

Vestas Towers

Production facilities in: Denmark and Scotland

tonnes of CO_2 compared with electricity generated by a modern coal-fired power plant[1]. This corresponds to the annual average volume of CO_2 emitted by 17,000 persons in the industrialised world[2]. The same turbine type generates 35 times as much energy in its lifetime as is consumed for the production, transport, installation, operation and dismantling of the turbine.

Vestas has performed comprehensive life cycle assessments as documentation for the environmental impacts of its V82-1.65 MW, V80-2.0 MW and V90-3.0 MW wind turbines. Experience from the assessments is used to develop new products and in the relations with customers and other stakeholders. For additional information about the life cycle assessments, visit the Vestas website on www.vestas.com under the heading Sustainability.

The consumption of metals is Vestas' most significant adverse environmental impact. The impacts derive primarily from processing and metal extraction. Moreover, non-recyclable waste is also a major environmental factor. On the other hand, Vestas' wind turbines have a high recycling ratio, as more than 80 per cent of a V90-3.0 MW turbine can be recycled, primarily through the collection and remelting of metals.

Other environmental impacts comprise the visual impression of wind turbines in the countryside, sound from operating wind turbines and the impact on animals and plants. Vestas has not experienced any major adverse impacts on animal and plant life in connection with wind power plants, and a recent environmental survey conducted in connection with two Danish offshore wind power plants confirms this.[3]

Vestas is working systematically with the improvement of environmental and occupational health & safety aspects within the Group, and the introduction of environmental and occupational health & safety management is seen as an important tool in this connection. Vestas' objective is for all Vestas units to be certified according to the ISO 14001 environmental management standard and the OHSAS 18001 occupational health & safety standard. At the end of 2006, 76 per cent of Vestas (measured by the number of employees) was certified according to ISO 14001, and 77 per cent (measured by the number of employees) was certified according to OHSAS 18001. Vestas expects that all units in the Group will be certified according to ISO 14001 and OHSAS 18001 by the end of 2008.

Vestas has selected a number of key figures and indicators for environmental and occupational health & safety issues that are relevant to understanding Vestas' development, results of operations and financial position. The status of these indicators is monitored closely, and targets have been defined for relevant environmental and occupational health & safety indicators. The basis on which the environmental and occupational health & safety key figures and indicators have been selected and comments on their developments are provided on pages 25-28.

In 2006, the calculation of environmental and occupational health & safety key figures and indicators comprises all Group companies. In 2006, the data basis was extended by 19 per cent, corresponding to 2,237 employees. The accounting policies for environmental and occupational health & safety key figures and indicators are set out on page 29.

Social responsibility

Vestas aims to create a sustainable business with strong relations to all stakeholders and a satisfactory profitability. Social responsibility is a natural part of Vestas' management philosophy and value set, because that is what serves Vestas best.

Vestas recruits and promotes people on the basis of skills and competencies, with no regard to nationality, sex, race or creed. Moreover, work is done continuously to create a good framework for all employees. Through dialogue and collaboration with business partners, Vestas will strive to improve understanding of the Group's norms so as to improve conditions throughout the value chain in respect of safety, human rights, health on the labour market, business ethics and the external environment.

Being an international company headquartered in Scandinavia, Vestas believes that the Group's own activities all around the world should not only comply with local legislation but also with Vestas' Scandinavian standards with respect to issues such as safety and the environment. As a result of this attitude, Vestas sets higher standards than those prescribed by local legislation in a number of countries.

The Group's standards and goals build on the framework agreements on ethically sound and trustworthy behaviour established by international organisations such as the UN, ILO and OECD. The understanding hereof is continously communicated to all employees to allow them in their everyday work and through initiatives in Collaboration and Safety Committees to promote the principles, guidelines and procedures laid down in these framework agreements. For additional information about these agreements, visit the Vestas website on www.vestas.com under the heading Sustainability.

Risk management

Since the presentation of The Will to Win, Vestas has focused on risk management in the critical business procedures. In-house reporting of the Group's most significant risks forms part of Vestas' management information. The Legal & Risk Management department provides support for the entire Group and works to hedge Vestas' risks. For example, a global insurance programme has been set up. In addition to handling the legally required insurance policies, this programme includes policies deemed appropriate from the perspective of business considerations.

[1] A modern coal-fired power plant emits 826 g CO_2/kWh according to "Global Emission Model for Integrated Systems - version 4.3", published by Öko-institut (Institute for Applied Ecology), Germany, 2006.

[2] The overall average for a citizen in the industrialised world (Annex 1 countries to the Kyoto Protocol) was 12.2 tonnes CO_2/citizen in 2003. Source: "KEY GHG DATA" by UNFCCC, 2005.

[3] DONG Energy, Vattenfall, The Danish Energy Authority and The Danish Forest and Nature Agency: "Danish Offshore Wind - Key Environmental Issues", Denmark, 2006.

Supplier risks

The stability of supplies of key components in particular is crucial to Vestas' ability to fulfil delivery agreements. Vestas seeks to reduce this risk by entering into long-term framework agreements and intensifying collaboration with the Group's suppliers. In addition, it is Vestas' aim that there must be at least two suppliers of all strategic components.

Product risks

Lack of reliability in several of Vestas' products has led to major warranty provisions. Vestas has initiated a number of projects intended to improve the reliability of the products the company delivers. Internally, focus in connection with production and development is centred on improving the quality and reliability of the turbine components.

The Group has entered into close dialogue with a number of component suppliers with a view to obtaining greater influence on their production process and ensuring higher quality of the components and, by extension, the finished product.

The goal of all initiatives is to reduce Vestas' warranty costs, to ensure the customers' returns, and to maintain the competitiveness of the products.

However, the size of these provisions will still be subject to great uncertainty, as it may be very costly for Vestas to remedy type faults, depending on the complexity and frequency of the fault and the time it takes to rectify it.

Sales risks

In 2005, Vestas established a Contract Review Board, which reviews and approves contractual conditions in all major wind power projects, including prices, delivery and logistics requirements and warranties. The members of the Executive Management are members of the Contract Review Board. In close collaboration with Vestas' sales and service units, the Contract Review Board has secured better terms and conditions and, by extension, better profitability. In its capacity as the leading manufacturer, in 2005 Vestas resolved to take the lead in increasing prices and improving industry conditions. This initiative was necessary to ensure that the industry will continue to evolve, and the rest of the players in the industry have followed suit. As a result of Vestas' revised risk profile, supply-only orders rose to represent 20 per cent of revenue in 2006 compared to 10 per cent in 2005. According to these orders, Vestas is only responsible for delivering turbines. Thus, Vestas is not responsible for installation, foundations and other infrastructure which may involve significant unknown risks.

Exchange rate risks

The business activities of Vestas involve a range of exchange rate risks linked to the purchase and sale of goods and services in currencies other than euro. Vestas pursues a policy of hedging exchange rate risks as soon as a commitment in foreign currency is agreed. However, this applies only to net exposure in each individual currency. Exchange rate risks are primarily hedged through foreign exchange forward contracts and currency swap agreements. Exchange rate regulation of investments in overseas subsidiaries and associated companies is taken directly to shareholders' equity.

Vestas is of the opinion that continuous exchange rate hedging of such long-term investments is not the optimal solution with regard to balancing total risk against total cost. In 2007, Vestas will be extending the Group's production facility in China and establishing blade manufacturing in the USA. This will increase the Group's costs in USD and currencies associated therewith. In combination with a higher degree of sourcing from countries whose currencies are linked to USD, these measures are aimed at better balancing income and expenditure in USD, which will make Vestas less sensitive to USD fluctuations in the longer term. Most of Vestas' production units are currently located in the eurozone, whilst revenue in USD and other currencies not related to euro accounted for 36 per cent of total revenue in 2006.

Interest rate risks

Vestas' primary interest rate risk consists of interest rate fluctuations, which may influence the Group's debt and lease obligations. Managing the interest rate risks involves ensuring that duration and maximum interest rate risk on the Group's net debts are constantly monitored. Vestas uses hedging instruments to limit interest rate risks.

Credit risks

Vestas is exposed to credit risks in connection with delivering products to customers in certain countries. Developments in the customer portfolio towards a greater proportion of large, international enterprises will reduce this risk. The Group's receivables are usually covered by payment guarantees such as documentary credit, bank guarantees, credit insurance and property reservations.

Vestas' financial performance

Level of activity

In 2006, Vestas shipped wind power systems with an aggregate capacity of 4,313 MW, an increase of 398 MW or 10 per cent on 2005. Vestas shipped a total of 2,533 turbines in 2006, of which 1,089 had a capacity of 2 MW or more. Furthermore, the Group posted a positive trend in its backlog of orders. The net backlog of firm and unconditional orders rose by 33 per cent from EUR 3bn at 31 December 2005 to EUR 4bn at the end of 2006. The order backlog was distributed on a wide customer portfolio; approx 170 customers. Vestas' largest single project in progress is the Wild Horse project in the USA, comprising 229 MW.

Income statement

Revenue

Vestas' consolidated revenue increased by EUR 271m in 2006 to EUR 3,854m. This translates into an 8 per cent increase on 2005. In the five-year period from 2002 to 2006, Vestas' revenue grew at an average annual rate of 14 per cent. Industry analysts expect the wind power market to grow by 15-25 per cent per year over the next five years.

▶

Gross profit

Consolidated gross profit was EUR 461m in 2006 against EUR 84m in 2005. The profit for 2006 translates into a gross margin of 12 per cent, which is a distinct improvement on the year before when the gross margin stood at 2.4 per cent. The improvement was primarily attributable to better price and delivery conditions.

Operating profit

The Group reported an operating profit (EBIT) of EUR 201m, which was an improvement of EUR 317m on the year before, and Vestas' EBIT margin thus improved from minus 3.2 per cent in 2005 to 5.2 per cent in 2006.

Financial income and expenses and tax

Financial items dropped from a net expense of EUR 42m in 2005 to a net expense of EUR 40m in 2006. Tax for the year amounted to EUR 50m, which resulted in an effective tax rate for 2006 of 31 per cent. At 31 December 2006 deferred tax assets amounted to EUR 162m, which is expected to be utilised and therefore reduce the actual tax payments in future years.

Deferred tax assets are not capitalised if there is no sufficient certainty that they will be utilised. Tax matters are specified in notes 11 and 22 to the consolidated accounts.

Balance sheet

At 31 December 2006, Vestas had a balance sheet with total assets of EUR 3,654m compared to EUR 3,085m in 2005. The increase is mainly due to increases in cash in hand and at bank and activity related balance sheet items such as inventories and receivables. A strong cash flow in the fourth quarter resulted in a net bank deposit at 31 December 2006. It is Vestas' long term ambition to debt finance the activities.

Non-current assets

The Group's non-current assets amounted to EUR 1,152m at 31 December 2006, compared to EUR 1,100m in 2005. The increase of EUR 52m was primarily attributable to the increase in deferred tax assets of EUR 22m, as well as an increase in the net value of the property, plant and equipment of EUR 24m after the disposal of companies resulting in a net disposal of EUR 14m.

Inventories

Inventories amounted to EUR 881m at the end of the year. This was an increase of EUR 183m relative to the end of 2005 when inventories stood at EUR 698m.

Trade receivables

Trade receivables amounted to EUR 711m at 31 December 2006, which was EUR 90m or 14 per cent more than at the end of 2005.

Sales orders in progress

Sales orders in progress is the description used for projects currently being installed, but for which the project has not finally been transferred to the customer. At 31 December 2006, these sales orders less customer prepayments amounted to EUR 329m against EUR 378m at 31 December 2005.

Provisions

Vestas made warranty provisions as scheduled in 2006. Provisions for the Continuous Improvement Management programme (CIM) were at 30 June 2006 increased by EUR 26m in connection with technical and commercial re-assessments.

As in 2006, Vestas will make warranty provisions of 3.5 per cent of revenue again in 2007, corresponding to approximately EUR 200m. This is an unacceptably high level, underlining the necessity of making the wind turbines more robust and reliable.

It should be emphasised that warranty provisions are based on estimates. Actual consumption of warranties may deviate from such estimates – positively as well as negatively – depending on, for example, how quickly CIM solutions to the quality problems are implemented in the turbines. The realised consumption of warranties is influenced by suppliers' ability to deliver the required components.

The increase in other provisions is primarily due to loss-making service contracts.

Changes in equity

Vestas' equity amounted to EUR 1,262m at the end of 2006 compared with EUR 962m at 31 December 2005.

The changes in equity were impacted by the capital increase Vestas implemented in April 2006. The capital increase was made on the basis of a wish to strengthen the capital base to create the necessary room to pursue the strategic development efforts. The share capital was increased by 10,292,930 new shares of DKK 1.00 nominal value in a private placement at the market price of DKK 139 through a book building process. The capital increase was subscribed by institutional investors in Denmark and abroad, and the company received net proceeds of EUR 186m. The capital increase attracted strong interest and was several times oversubscribed.

The solvency ratio was 35 per cent at 31 December 2006, as compared with 31 per cent in 2005. Vestas' interest cover ratio measured by EBITDA stood at 15 in 2006.

Cash flow and investments

The Group generated a cash inflow from operating activities of EUR 598m compared to EUR 148m in 2005. This improvement was due to the favourable development in the net working capital as well as the higher operating profit margin.

Cash flow from investment activities amounted to minus EUR 144m. The disposal of companies in the year resulted in cash inflow of EUR 30m. The main investments in the year related to the new factories in China and Spain.

Cash flow from financing activities amounted to minus EUR 100m, which was influenced by the fact that at the end of 2006 Vestas had not used its long-term credit facilities as it had done at the end of 2005. The capital increase in April 2006 affected cash flow financing activities positively with EUR 186m.

Outlook for 2007

Vestas has positive expectations for 2007. Owing to the continuing strong demand and improved profitability, Vestas expects the positive development in the Group's financial performance in 2006 to continue. The industry as a whole is witnessing strong interest in wind power systems all over the world owing to the ever-increasing competitive strength of wind power relative to conventional energy sources.

Vestas forecasts revenue for 2007 of approximately EUR 4.5bn and an EBIT margin of 7-9 per cent, as compared with 5.2 per cent in 2006. Net financial items are expected to amount to approx minus EUR 40m and the corporate tax rate is expected to amount to approx 30 per cent.

The Group expects that investments in property, plant and equipment will total EUR 310-330m, whilst investments in intangible assets are expected to total EUR 50-60m. The investments will center on the establishment of factories for manufacturing of nacelles, hubs and generators in China, blade factories in Spain and the USA and the new development centres in Denmark and Singapore.

The net working capital at the end of 2007 is expected to amount to about 20 per cent of revenue for the year.

A number of risks may impact on the financial performance for the year, including additional warranty provisions, pending patent disputes expected to be decided in 2007-2008, price developments on raw materials and transport and USD fluctuations. As a result of the strong demand and industry overheating, Vestas will again in 2007 experience long and expensive delivery times for key components. Thus, there is still a delivery time of up to 15 months for key components.

The management expects that the Group's capital resources are sufficient to secure the Group's operations in 2007.

Events after the balance sheet date

Etablishments

As mentioned in the paragraph New production facilites, in 2006 Vestas announced that two new blade factories will be established in the USA and in Spain. In February 2007, Vestas announced that the factory in Spain will be built in Castilla-La Mancha.

Orders

In 2007, Vestas has announced major orders for delivery of turbines to the USA, Japan, Taiwan, South Korea, China and Turkey. The orders have a total capacity of more than 600 MW. Vestas' stock exchange announcements published in connection with these orders are available on www.vestas.com under the heading Investor.

Announcement regarding the expected annual result

In February 2007, Vestas released an announcement regarding the expected 2006 result containing among other things information about revenue, EBIT margin and net working capital.

In the announcement, Vestas adjusted the expectations for the revenue for 2006 from EUR 3.7bn to approx EUR 3.85bn. Expectations for the year's EBIT margin were adjusted from 5 per cent to approx 5.2 per cent, while the expectations for the net working capital by the end of 2006 were changed to approx 3 per cent.

Wind power is CO_2-neutral

Placed on a good offshore site, thirty V90-3.0 MW wind turbines would generate approximately 385,000 MWh per year. By generating this amount of electricity using wind turbines instead of a coal-fired power plant, the environment is spared for about 315,000 tonnes of CO_2 per year. [1)]

1) *A modern coal-fired power plant emits 826 g CO_2/kWh according to "Global Emission Model for Integrated Systems - version 4.3", published by Öko-institut (Institute for Applied Ecology), Germany, 2006.*

Financial highlights for the Group

mEUR	2006	2005	2004	2003[1]	2002[1]
Income statement					
Revenue	3,854	3,583	2,363	1,653	1,395
Gross profit/(loss)	461	84	120	150	142
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	328	9	64	142	124
Operating profit/(loss) (EBIT)	201	(116)	(49)	74	74
Profit/(loss) after financial income and expenses	161	(158)	(89)	53	60
Profit/(loss) before tax	161	(158)	(89)	54	60
Net profit/(loss) for the year	111	(192)	(61)	36	45
Balance sheet					
Balance sheet total	3,654	3,085	2,881	1,390	1,269
Equity	1,262	962	1,162	613	596
Provisions	265	239	181	166	130
Average interest-bearing liabilities (net)	299	560	625	236	173
Net working capital (NWC)	122	498	686	603	627
Cash flow statement					
Cash flow from operating activities	598	148	(30)	153	(126)
Cash flow from investing activities	(144)	(137)	(201)	(119)	3
Change in cash and cash equivalents less current portion of bank debt	353	(35)	227	15	(106)
Employees					
Average number of employees	11,334	10,300	9,449	6,394	5,974
Financial ratios[2]					
Gross margin (%)	12.0	2.4	5.1	9.1	10.2
EBITDA (%)	8.5	0.3	5.0	8.6	8.9
Operating profit margin (EBIT) (%)	5.2	(3.2)	(2.1)	4.5	5.3
Return on invested capital (ROIC) (%)	11.9	(13.2)	(3.8)	8.1	9.6
Solvency ratio (%)	34.5	31.2	40.3	44.1	47.0
Return on equity (%)	10.0	(18.1)	(6.9)	5.9	7.8
Gearing (%)	13.8	51.2	50.1	40.4	44.5
Share ratios[2]					
Earnings per share	0.6	(1.1)	(0.5)	0.3	0.4
Book value per share	6.8	5.5	6.6	5.8	5.7
Price/book value	4.7	2.5	1.3	2.2	1.7
P/E-value	52.8	(12.7)	(18.2)	38.6	21.9
Cash flow from operating activities per share	3.2	0.8	(0.2)	1.5	(1.2)
Dividend per share	0.0	0.0	0.0	0.0	0.1
Payout ratio (%)	0.0	0.0	0.0	0.0	23.5
Share price 31 December (EUR)	32.0	13.9	8.8	13.1	9.4
Average number of shares	182,722,520	174,911,173	150,815,322	105,003,966	104,892,414
Number of shares at the end of the period	185,204,103	174,911,173	174,911,173	105,003,966	105,003,966

[1] *Financial highlights for 2002-2003 have not been restated to reflect the new accounting policies nor do they contain the figures for NEG Micon A/S and therefore correspond to the financial highlights presented in the annual report for 2004. The adjustments which would be necessary if the comparative figures in the financial highlights for 2002-2003 were to be restated to IFRS correspond to the adjustments made in the opening balance sheet at 1 January 2004.*

[2] *The key ratios have been calculated in accordance with the guidelines from "Den Danske Finansanalytikerforening" (The Danish Society of Financial Analysts) (Recommendations and Financial ratios 2006).*

Environmental and occupational health & safety key figures for the Group

	2006	2006[1]	2005	2004	2003	2002
Products						
MW delivered (MW)[2]	4,239	4,239	3,185	2,784	2,667	2,670
Utilisation of resources						
Consumption of metals (tonnes)[3]	164,413	154,667	143,170	90,732	66,093	61,113
Consumption of other raw materials, etc. (tonnes)	93,983	90,390	82,592	20,080	15,731	15,428
Consumption of energy (MWh)[4]	330,106	287,360	227,907	121,212	95,022	87,514
– of which renewable electricity (MWh)	124,841	121,448	118,603	35,805	34,768	35,895
Waste disposal[5]						
Volume of waste (tonnes)	82,739	76,556	67,313	16,407	13,185	12,826
– of which collected for recycling (tonnes)	27,593	23,239	17,266	9,279	7,484	6,917
Emissions						
Emission of CO_2 (tonnes)	28,396	20,110	18,406	N/E[7]	N/E[7]	N/E[7]
Occupational health & safety						
Industrial injuries (number)[6]	525	416	472	319	208	275
– of which fatal industrial injuries (number)	1	1	0	2	0	0
Local community						
Environmental accidents (number)	7	4	4	5	0	1
Internal inspection conditions exceeded(number)	6	6	5	1	1	0
Neighbour complaints (number)	26	24	5	2	0	4

[1] Sites included in the reporting for 2005.

[2] The MW supplied are considered important to Vestas' non-financial matters, as CO_2 savings relative to conventionally generated electricity represent the greatest environmental impact.

[3] Metals represent a large proportion of Vestas' products and are the primary cause of Vestas' adverse environmental impact.

[4] The consumption of energy for Vestas' own activities has been designated as an important indicator due to the volumes involved.

[5] The volume of waste, including the volume of waste collected for recycling, is considered an important indicator of Vestas' environmental impact.

[6] Industrial injuries have been designated as an important aspect, as safety is always given top priority at Vestas.

[7] Not estimated for the year.

Environmental and occupational health & safety indicators for the Group

Products

Objective

To utilise the wind with quality and care to create competitive, clean and renewable energy.

Measuring point/method	2002	2003	2004	2005	2006[1]	2006	Target 2008
CO_2 savings on delivered wind turbines over the 20-year design lifetime of the turbines seen in relation to electricity generated in Europe (million tonnes of CO_2)	77	77	80	92	N/E[2]	122	-
Annual CO_2 savings on delivered wind turbines seen in relation to electricity generated in Europe (million tonnes of CO_2)	4	4	4	5	N/E[2]	6	-

Utilisation of resources

Objective

To contribute to the spread of renewable energy through purchase of renewable electricity for own activities.

Measuring point/method	2002	2003	2004	2005	2006[1]	2006	Target 2008
Percentage of renewable electricity for Vestas' own activities (%)	73	69	52	75	70	68	-

Occupational health and safety

Objective

To give highest priority to safety.
To include consideration for employees and environment in the planning and implementation of activities.

Measuring point/method	2002	2003	2004	2005	2006[1]	2006	Target 2008
Incidence of industrial injuries per million working hours	48.5	39.3	42.5	46.7	38.8	36.5	15
Absence due to illness among blue-collar employees (%)[3]	4.5	4.4	3.5	4.1	3.8	3.2	2.5
Absence due to illness among white-collar employees (%)[3]	1.7	1.4	1.6	1.5	1.6	1.5	-

Management system

Objective

Systematic introduction of certified management system according to the ISO 14001 and OHSAS 18001 standard.

Measuring point/method	2002	2003	2004	2005	2006[1]	2006	Target 2008
Percentage of Vestas certified according to the ISO 14001 standard (%)[4]	N/E[2]	71	57	75	N/E[2]	76	100
Percentage of Vestas certified according to the OHSAS 18001 standard (%)[4]	N/E[2]	64	51	63	N/E[2]	77	100

1) Sites included in the reporting for 2005.

2) Not estimated for the year.

3) Absence due to illness has been designated as a benchmark for employee welfare.

4) Vestas is working systematically with the improvement of environmental and occupational health & safety aspects, and the introduction of environmental and occupational health & safety management is seen as an important tool in this connection.

Comments on environmental and occupational health & safety indicators for the Group

The total calculated volume increased in 2006. The increase is partly due to a 33 per cent rise measured in terms of MW delivered, and partly that the calculation comprises 17 new sites. The calculation of environmental and occupational health & safety data in 2006 covers the entire Vestas.

The 17 new sites are

- Vestas Americas, Portland, USA
- Vestas Asia Pacific, Melbourne, Australia
- Vestas Asia Pacific, Chennai, India
- Vestas Asia Pacific, Beijing, China
- Vestas Blades, Portland, Australia
- Vestas Blades, Tianjin, China
- Vestas Central Europe, Moosbierbaum, Austria
- Vestas Nacelles, León, Spain
- Vestas Nacelles, Chennai, India
- Vestas Nacelles, Skagen, Denmark
- Vestas Nacelles, Lübeck, Germany
- Vestas Mediterranean, Barcelona, Spain
- Vestas Mediterranean, Maia, Portugal
- Vestas Mediterranean, Perols, France
- Vestas Mediterranean, Athens, Greece
- Vestas Northern Europe, Warrington, England
- Vestas Offshore

The volume of data has generally increased during the past five years due to a higher level of activity and due to the inclusion of more sites in the calculation. The specific environmental and occupational health & safety key figures and development data for the individual sites are listed in the respective site descriptions. These can be found at www.vestas.com under the heading Substainability.

Products

In 2006, Vestas delivered 4,239 MW, an increase of 33 per cent compared with 2005. The annual power generation from these turbines corresponds to the annual electricity consumption of approximately 3,162,000 Danish households.[1] The power generated annually by the turbines delivered results in savings of more than 6 million tonnes of CO_2 seen in relation to conventional power production. The production of electricity in Europe on average results in emissions of 546 grams of CO_2/kWh.[2] By way of comparison, a V90-3.0 MW offshore wind turbine emits 5 grams of CO_2/kWh.

During the 20-year design lifetime, the wind turbines will generate power production corresponding to savings of approximately 122 million tonnes of CO_2. This corresponds to about 10 per cent of Germany's CO_2 emissions in 2003.[3] With a CO_2 quota price of EUR 12.5 per tonne of CO_2, 122 million tonnes of CO_2 would yield approximately EUR 1,500m to Vestas' customers merely from trading with CO_2 quotas. Seen from an environmental point of view, Vestas is extremely pleased with the positive contribution of the turbines to the society.

Utilisation of resources

The share of consumed electricity in Vestas, produced by use of renewable energy sources, dropped from 75 per cent in 2005 to 68 per cent in 2006. The reduction is primarily due to the increase of new reporting units whose proportional use of power from renewable energy sources is lower than the consumption from the units who have reported until now and a decline in the share of renewable power at Vestas' foundry in Guldsmedshyttan in Sweden.

Vestas retains its policy of contributing to the proliferation of renewable energy through the purchase of renewable electricity for its own activities.

Occupational health & safety

The incidence of industrial injuries fell by 22 per cent from 46.7 in 2005 to 36.5 in 2006. The lower incidence of injuries is attributable to Vestas' factories as well as its sales and service units.

The level of absence due to illness in 2006 was the lowest ever recorded by the Group. Absence due to illness for blue-collar employees was reduced by 22 per cent in 2006. Overall, absence due to illness for blue-collar employees declined from 4.1 per cent in 2005 to 3.2 per cent in 2006. This means that in 2006 Vestas had a total of approximately 484,000 hours of absence due to illness for blue-collar employees. This equals 250 full-time jobs a year. Absence due to illness for white-collar employees was unchanged at 1.5 per cent in 2006. This means that in 2006 Vestas had a total of approximately 98,000 hours of absence due to illness for white-collar employees. This equals 51 full-time jobs a year.

The local community

Vestas received 26 neighbour complaints in 2006 compared with five neighbour complaints in 2005. This is considered unsatisfactory as Vestas pursues a policy of ensuring open and honest communication with its stakeholders. Most of the complaints were related to noise from activities such as transport, ventilation facilities and production noise due to open gates. In addition, complaints have been filed concerning odours, vibrations, traffic, drainage and lighting.

All neighbour complaints will be handled by Vestas in interaction with its stakeholders. The authorities will be involved if the complaint relates to legal obligations.

Management system

Vestas' objective is for all Vestas activities to be certified according to the ISO 14001 environmental management standard and the OHSAS 18001 occupational health & safety standard. It is therefore satisfactory that an additional 13 per cent (measured in relation to number of employees) now work at sites certified

[1] In "Energistatistik 2005", published by the Danish Energy Agency, the electricity consumption for an average Danish household exclusive of electricity for heating is reported to be 3,532 kWh per year.

[2] GaBi 4, Software and Database for Life Cycle Engineering, PE Europe GmbH, Stuttgart, April 2005.

[3] Total emissions of CO_2 in Germany in 2003 were 1,017 million tonnes of CO_2. Source: "KEY GHG DATA" by UNFCCC, 2005.

according to the OHSAS 18001 standard. In total, 76 per cent was certified according to ISO 14001 and 77 per cent was certified according to OHSAS 18001 by the end of 2006.

The following sites were included in Vestas' ISO 14001 certificate in 2006

- Vestas Blades, Portland, Australia
- Vestas Nacelles, León, Spain
- Vestas Nacelles, Shanghai, China
- Vestas Towers, Campbeltown, Scotland

The following sites were included in Vestas' OHSAS 18001 certificate in 2006

- Vestas Blades UK, England
- Vestas Blades, Portland, Australia
- Vestas Blades Lauchhammer, Germany
- Vestas Mediterranean, Spain
- Vestas Mediterranean, France
- Vestas Mediterranean, Greece
- Vestas Mediterranean, Portugal
- Vestas Nacelles, Shanghai, China
- Vestas Nacelles, León, Spain

Accounting policies for environmental and occupational health & safety key figures and indicators

The accounting policies and measurement and calculation methods applied are unchanged from those applied for 2005.

Compared with 2005, all companies wholly owned by the Vestas Group are now covered by the reporting. The same measurement and calculation methods are applied at all Vestas sites.

Supplied MW

Supplied MW is stated as installed effect of the wind turbines that were transferred to the customer in the accounting period.

CO_2 savings from the supplied MW

CO_2 savings are calculated on the basis of a capacity factor of 30 per cent of the delivered MW, an expected design lifetime of 20 years of the delivered MW and a standard factor for the average CO_2 emission in Europe of 546 g CO_2/kWh.

Metals and other raw materials etc.

Metals and other raw materials are stated on the basis of consumption from inventories to manufacturing in the first phase of production and to servicing of wind turbines, respectively, as recorded in the company's ordinary registration systems. Consumables are stated on the basis of decentralised lists of quantities delivered in the financial year per site. Relevance has mainly been determined on the basis of the Group's sector assessment of material environmental impacts, followed by a selection in relation to quantities consumed compared with the activities carried out on the sites.

Energy consumption

Electricity, gas and district heating is measured on the basis of quantities consumed according to direct meter readings per site including related administration. The consumption of electricity comprises electricity purchased externally and consumption of production from own wind turbines. Oil for heating is stated on the basis of external purchase adjusted for inventories at the beginning and at the end of the period. Fuel for transport has been recognised on the basis of supplier statements. Renewable electricity is calculated on the basis of supplier statements.

Waste and scrap

Waste, including waste for recycling is stated on the basis of weight slips received from the waste recipients for deliveries effected in the accounting period, apart from a few types of waste and non-significant volumes which are estimated on the basis of subscription arrangement and load.

CO_2 emission

Emission of CO_2 is calculated on the basis of purchased amounts of fuel for own transport and the direct consumption of oil and gas, with the usage of standard factors published by the Danish Energy Authority.

Occupational health & safety

Occupational health & safety is measured for all activities under the organisational structure. Industrial injuries are stated on the basis of registration of incidents that caused one day's absence or more in addition to the day of the incident itself. The incidence of injuries is defined as the number of injuries per 1 million working hours. The number of working hours is measured on the basis of daily time cards registered in the payroll system. Absence due to illness is defined as hours absent due to illness, exclusive of absence caused by industrial injuries, maternity leave and child's first day of illness. Absence due to illness is measured by means of registrations in the payroll system based on daily time cards (blue-collar employees) and absence records (white-collar employees), respectively.

Complaints from neighbours

Complaints from neighbours are stated as the number of complaints received which result in operating or layout changes on the sites in question.

Breaches of internal inspection conditions

Breaches of internal inspection conditions are stated as the conditions for which measurements are required, and where measurements show breaches of stated conditions.

Environmental accidents

Environmental accidents are stated as the accidents that occur and which should be or have been reported to the authorities.

Management systems

Percentage of Vestas certified according to ISO 14001 and OHSAS 18001, respectively. Stated on the basis of the number of employees employed in the certified departments.

Wind power reduces dependence on imported energy

Security of supply and price stability are crucial to any country's ability to maintain its standard of living and continue its development. Wind power knows no boundaries.

Corporate governance

The Board of Directors and the Executive Management of Vestas continuously consider the principles of good corporate governance with due consideration to current legislation, practice and recommendations. The evaluation includes a review of the company's business concept, business procedures, business goals, organisation, stakeholder relations, risks and the exercise of control.

Management structure

Vestas Wind Systems A/S is a listed Danish public limited company with a management structure consisting of a Board of Directors and an Executive Management as well as the General Meeting, which is Vestas' supreme management body. The shareholders exercise their influence at the company's General Meeting, which is held at least once every year.

Board of Directors

The Board of Directors consists of non-executives and deals with the overall management of the company, including appointing the Executive Management, ensuring responsible organisation of the company's business, defining the company's strategy, evaluating the adequacy of the company's capital contingency programme and laying down guidelines for and exercising control of the work performed by the Executive Management.

The Board of Directors consists of seven external members with broad international experience in corporate management, elected by the General Meeting for terms of one year. In addition, the Board of Directors comprises three employee representatives elected by and among the Group's Danish employees in accordance with Danish legislation. New employee representatives must be elected before the General Meeting in 2008.

When proposing candidates for Board membership to the General Meeting, the Board of Directors strives to ensure that, together, the candidates represent the sector insight and the commercial and financial skills required to allow the Board of Directors to perform its tasks in the best possible manner.

The majority of the Board members are independent of the company. Jørn Ankær Thomsen, one of the Board members elected by the General Meeting, is associated with one of the law firms that provide legal advice to the company. The three employee representatives cannot be considered independent members due to their employment with the Vestas Group.

In 2006, the Board of Directors held a total of 14 meetings, including a two-day strategy seminar.

Board committees

In 2006, the Board of Directors set up three permanent Board committees, and the need to set up additional Board committees is evaluated continuously. The purpose of these committees is to prepare decisions and recommendations for evaluation by the combined Board of Directors.

The Technology Committee is responsible for assisting the Board in the evaluation of technical matters, IPR strategy and product development plans concerning new products. The Remuneration Committee is responsible for assisting the Board in assessments concerning salaries and remuneration. The Audit Committee's tasks are to assist the Board in assessments and control relating to external auditors, accounting policies, systems of internal controls, procedure for handling complaints regarding accounting and auditing and the need for an internal audit function.

The three committees are structured as follows: The committees consist of three members elected for terms of one year by and among the Board members. The chairman of each individual committee is appointed by the Board for terms of one year, and the election usually takes place at the Board meeting held immediately after the General Meeting. The committees hold at least four meetings every year, and other members of management may participate at the request of the committee.

In 2006, the three Board committees held six, eight and four meetings, respectively.

Executive Management

The Executive Management consists of two members, who are responsible for the day-to-day running of the company, observing the guidelines and recommendations issued by the Board of Directors. The Executive Management is also responsible for presenting proposals for the company's overall objective, strategies and action plans as well as proposals for the overall operating, investment, financing and liquidity budgets to the Board of Directors.

Business units

The Vestas Group has 12 business units, all of which report directly to the Executive Management of Vestas. The Presidents of each individual business units are responsible for the overall and day-to-day management of their specific area of responsibility.

Each business unit has a board of directors which holds at least four annual meetings. The members of Vestas' Executive Management are board members in the business units, and through this membership and otherwise they maintain a close dialogue with the individual units.

The Vestas Government meets eight to ten times a year at Government meetings. The Government coordinates production and sales and prioritises the R&D efforts so that the Group can implement the strategy defined by the Board of Directors in collaboration with the Executive Management.

Corporate functions

The seven Vice Presidents of the corporate functions in Vestas Wind System A/S are responsible for the overall and day-to-day management within their specific area of responsibility.

Profiles

Profiles of each Board member and Executive Management member and a description of the Danish system concerning employee representatives are provided on www.vestas.com under the heading Investor.

The "comply or explain" principle

Pursuant to section 36 of the "Disclosure requirements governing issuers of securities listed on the Copenhagen Stock Exchange"[1] Danish companies, in their annual report for 2006 and onwards, must provide comments on how they stand on the Copenhagen Stock Exchange's recommendations for good corporate governance based on a "comply or explain" principle[2].

The recommendations specify that it is equally legitimate to provide an explanation and to comply with a specific recommendation, as the key issue is to create transparency in corporate governance matters.

The Board of Directors has reviewed the recommendations of the Copenhagen Stock Exchange, which gave rise to the following explanations as regards deviations from the recommendations:

Recommendation on the number of directorships

No member of Vestas' Board of Directors is a member of the executive board of an active company while holding more than three ordinary directorships or one chairmanship and one ordinary directorship in companies not forming part of the Group.

The Board of Directors finds that each individual Board member is able to appropriately balance his or her time available for board duties and the number of directorships so that the number of directorships does not adversely impact the quality of the board duty in Vestas.

Recommendation on assessment process for the Board

Once a year, the chairman and the deputy chairman of the Board and the President and CEO evaluate the work performed by the Board and the collaboration between the Board of Directors and the Executive Management.

Recommendation on remuneration policy

The company's remuneration policy reflects the interests of the shareholders and the company, taking into consideration any specific matters, including the assignments and the responsibility undertaken. In addition, the remuneration policy helps to promote long-term goals for safeguarding the company's interests.

[1] *Handbook for issuers on the Copenhagen Stock Exchange, Chapter 4 – "Rules Governing Securities Listing on CSE dated 6 November 2001, most recently amended 2 October 2006", Part II, section 3, chapter 5 – Corporate Governance § 36.*

[2] *Handbook for issuers on the Copenhagen Stock Exchange, Chapter 6 – "Revised Recommendations for good corporate governance in Denmark – Corporate Governance in Denmark", November 2005.*



General Meeting
Auditors
Board of Directors
Board Committee - Audit
Board Committee - Remuneration
Board Committee - Technology
Executive Management
Corporate functions under CEO:
· Communication & IR
· Governmental Relations
· Management Secretariat
· Vestas Constitution
Corporate functions under CFO:
· Contract Review
· Group Finance & Operations
· Group IT
· Treasury
Vestas Nacelles A/S
Vestas Asia Pacific A/S
Vestas Central Europe A/S
Vestas Blades A/S
Vestas Towers A/S
Vestas Northern Europe A/S
Vestas Mediterranean A/S
Vestas Americas A/S
Vestas Control Systems A/S
Vestas Technology R&D
Vestas Offshore A/S
Vestas People & Culture

Members of the Board of Directors

- Bent Erik Carlsen, Chairman
- Torsten Erik Rasmussen, Deputy Chairman
- Arne Pedersen
- Freddy Frandsen
- Jørgen Huno Rasmussen
- Jørn Ankær Thomsen
- Kim Hvid Thomsen
- Kurt Anker Nielsen
- Sussie Dvinge Agerbo
- Svend Åge D. Andersen

Board committees

The Technology Committee
- Freddy Frandsen, Chairman
- Arne Pedersen
- Kim Hvid Thomsen

The Remuneration Committee
- Bent Erik Carlsen, Chairman
- Jørn Ankær Thomsen
- Torsten Erik Rasmussen

The Audit Committee
- Kurt Anker Nielsen, Chairman
- Arne Pedersen
- Freddy Frandsen

Members of the Executive Management

- Ditlev Engel, President and CEO
- Henrik Nørremark, Executive Vice President and CFO

Presidents of the Group's business units

- Anders Søe-Jensen, Vestas Offshore
- Bjarne Ravn Sørensen, Vestas Control Systems
- Ebbe Funk, Vestas Mediterranean
- Finn Strøm Madsen, Vestas Technology R&D
- Hans Jørn Rieks, Vestas Central Europe
- Jens Søby, Vestas Americas
- Klaus Steen Mortensen, Vestas Northern Europe
- Knud Bjarne Hansen, Vestas Towers
- Ole Borup Jakobsen, Vestas Blades
- Roald Steen Jakobsen, Vestas People & Culture
- Søren Husted, Vestas Nacelles
- Thorbjørn N. Rasmussen, Vestas Asia Pacific

Vestas Government

- The Vestas Government consists of the Executive Management and the Presidents of the 12 business units.

Remuneration paid to Board members is presented retrospectively for approval as an integral part of the annual report in accordance with the Danish Public Companies Act.

Vestas is a global Group based in Scandinavia - a fact which is reflected in the compensation and reward principles for Executive Management, Presidents, Senior Vice Presidents, Vice Presidents, Directors and Managers. The compensation and award principles are based on Mercer's International Position Evaluation System, and Mercer Reward Surveys are used as valid benchmark. For all other employee groups, locally based statistics are used as basis for our Group's compensation and reward standards. The purpose of the aligned compensation and reward system is to ensure competitive compensation and reward packages for all employees at all our destinations globally.

The Board of Directors finds that the information contained in the annual report on remuneration and the process involved in the General Meeting's approval of the remuneration paid to members of the Board represents a fair balance between the need for openness about remuneration paid to members of the Board and the Executive Management and the need to ensure confidentiality about compensation to individual members. Against this background, the company's annual report will not include a detailed account of the remuneration policy and the principles for individual compensation.

Recommendation on openness about remuneration

Disclosures about the total remuneration to members of the Board of Directors and Executive Management, respectively, are provided in note 5 to the consolidated accounts. The Board of Directors finds that this information is adequate for the shareholders to assess the compensation level for members of both the Board and the Executive Management. Against this background, the company's annual report will not include details of the individual members' remuneration conditions.

Details about the management's option programme and shareholdings and changes thereto during the year are disclosed in note 31 to the consolidated accounts.

Note 5 to the consolidated accounts also discloses that the Board of Directors and Executive Management are not comprised by any Vestas pension scheme. The executive service contracts and severance schemes contain no unusual notices of termination, severance payments or agreements on pension after termination.

Recommendation on incentive programmes

Compensation matters, including incentive programmes, are assessed once a year.

The articles of association of Vestas Wind Systems A/S contain an authorisation to establish a warrant programme for members of the Board of Directors. See Article 3(3). Such a programme is not currently in force. See note 31 to the consolidated accounts. Only the General Meeting may give authorisation to establish incentive programmes for members of the Board of Directors.

Recommendation on information about the introduction of incentive schemes

The articles of association of Vestas Wind Systems A/S currently contain an authorisation to establish employee share and warrant programmes. See Article 3(2 and 3).

When a proposal is tabled at a General Meeting for the adoption of an authorisation to the Board of Directors to implement an incentive programme, no information is provided about the most significant terms and conditions of the programme. Such information is not published until in a stock exchange announcement when the Board of Directors resolves to act on the authorisation. In addition, the establishment of such a scheme would be described in Vestas' annual report.

For additional information about Vestas Wind Systems A/S' management system, visit www.vestas.com and access the Investor menu.

Incentive programme

In 2006, the Group resolved to establish an incentive programme for the Executive Management and selected executives of the Group. See stock exchange announcement No. 23/2006 dated 25 April 2006. The set-up is based on options entitling the participants to purchase shares from the company's portfolio of own shares, and the award of options is made on the basis of the results achieved by the Group in 2006 and 2007, respectively. No options are allocated for 2006.

Additional information about incentive programmes and shareholdings of members of the Board of Directors and Executive Management is provided in note 31 to the consolidated accounts.

The Board of Directors



From the left: Kim Hvid Thomsen, Arne Pedersen, Bent Erik Carlsen, Freddy Frandsen, Jørn Ankær Thomsen, Jørgen Huno Rasmussen, Sussie Dvinge Agerbo, Torsten Erik Rasmussen, Kurt Anker Nielsen and Svend Åge D. Andersen.

Competencies and fiduciary positions of the members of the Board of Directors

The members of the Board of Directors have informed the company of the following competencies and the following fiduciary positions in other Danish and foreign companies and organisations.

Bent Erik Carlsen (61 years), Chairman

Group Executive Vice President,
A.P. Møller-Mærsk, Denmark 2002 -.
Member of the Board since September 1996.

Competencies
Education: B. Com. (marketing), Copenhagen Business School, Denmark 1972. B. Com. (management accounting), Copenhagen Business School, Denmark 1978. Various management courses INSEAD, Denmark.

Former positions: Sales Manager, Colon Emballage A/S, Denmark 1969-1972. Managing Director, Eurocard Denmark A/S, Denmark 1972-1979. Managing Director, Winther & Heide Eftf. A/S, Denmark 1979-1981. Member of the European Management, Air Liquide, France 1981-1983. Managing Director, Aktieselskabet Dansk Ilt- & Brintfabrik, Denmark 1983-1988. Managing Director, Fro Saldatura S.A., Italy 1988-1990. Managing Director, L'Air Liquide Belge sa-nv, Belgium 1990-1992. Managing Director, Hede Nielsen A/S (Denmark) 1992-1999. Managing Director, Air Liquide Scandinavien, Denmark 1999-2002.

Fiduciary positions
Chairman of the Boards of: A/S Maersk Aviation Holding, Denmark. Aktieselskabet Roulunds Fabriker, Denmark. Balti ES Ltd., Estonia. Dansk Industri Syndikat A/S, Denmark. Maersk Aircraft A/S, Denmark. Maersk Container Industri, China. Mærsk Container Industri A/S, Denmark. Norfolk Holding B.V., The Netherlands. Rosti A/S, Denmark. Rotrex A/S, Denmark. Roulunds Holding A/S, Denmark. Star Air A/S, Denmark. SvitzerWijsmuller A/S, Denmark.

Deputy Chairman of the Board of: Dansk Supermarked A/S, Denmark.

Member of the Boards of: Ejendomsselskabet Roulunds A/S, Denmark. F. Salling A/S, Denmark. Martinair Holland N.V., The Netherlands.

Torsten Erik Rasmussen (62 years), Deputy Chairman

Managing Director & CEO,
Morgan Management ApS, Denmark 1997 -.
Member of the Board since January 1998.

Competencies
Education: Commercial education, Dalhoff Larsen & Horneman A/S, Denmark 1961-1964. Military service, Royal Danish Life Guards, Denmark 1964-1966 and discharged as First lieutenant (R) 1967. MBA, IMEDE, Lausanne, Switzerland 1972. International Senior Managers' Program, Harvard Business School, USA 1985.

Former positions: Department Manager and later Director, Northern Soft- & Hardwood Co. Ltd., Congo 1967-1971. Management Assistent, LEGO System A/S, Denmark 1973. Finance Director, LEGOLAND A/S, Denmark 1973-1975. Logistics Manager, LEGO System A/S, Denmark 1975-1977. Deputy Manager, logistics, LEGO System A/S, Denmark 1977. Managing Director & CEO, LEGO Overseas A/S, Denmark 1978-1980. Director and member of the Group Management, LEGO A/S, Denmark 1981-1997.

Fiduciary positions
Chairman of the Boards of: Amadeus Management A/S, Denmark. Best Buy Group A/S, Denmark. CPD Invest ApS, Denmark.

Deputy Chairman of the Boards of: A/S Det Østasiatiske Kompagni, Denmark. Bang & Olufsen A/S, Denmark. JAI A/S, Denmark. TK Development A/S, Denmark.

Member of the Boards of: Acadia Pharmaceuticals A/S, Denmark. Acadia Pharmaceuticals Inc., USA. Arvid Nilsson A/S, Denmark. Coloplast A/S, Denmark. ECCO (Thailand) Co. Ltd., Thailand. ECCO Sko A/S, Denmark. ECCO Slovakia a.s., Slovakia. ECCO (Xiamen) Co. Ltd., China. Ecco'let Portugal, Portugal. JAI Aviation ApS, Denmark. JAI Group Holding ApS, Denmark. Morgan Invest ApS, Denmark. NatImmune A/S, Denmark. Oase Outdoors ApS, Denmark. Outdoor Holding A/S, Denmark. PT ECCO Indonesia, Indonesia. Schur International A/S, Denmark. TKD Nordeuropea A/S, Denmark. Vola A/S, Denmark. Vola Holding A/S, Denmark.

Arne Pedersen (61 years)

President and CEO,
SIPCO Surface Protection Inc., USA 2004 -.
Member of the Board since April 1995.

Competencies
Education: Engineering worker, Assens Sukkerfabrik A/S, Denmark 1967. Production Engineer, Engineering College of Odense, Denmark 1971. B. Com. (organisation), Aarhus School of Business, Denmark 1976.

Former positions: Personal Planner, Århus Bogtrykkerie A/S, Denmark 1972-1973. Project Manager, Novopan Træindustri A/S, Denmark 1973-1977. Project Manager, Joran Bor A/S, Denmark 1977-1980. Managing Director, Svendborg Avis A/S - Fyns Amtsavis, Denmark 1980-1985. Managing Director, Nordfab A/S, Denmark 1985-1993. Managing Director, Århus Flydedok A/S, Denmark 1993-1998. Managing Director, Bladt Industries A/S, Denmark 1998-2004.

Fiduciary positions
Chairman of the Boards of: DanTruck-Heden A/S, Denmark. DanTruck-Heden Lifttruck A/S, Denmark. DTH Holding ApS, Denmark. Ejendomsselskabet Nokiavej 10 A/S, Denmark. EMH og P&S DOK og Leasing Aktieselskab, Denmark. Formard Mould A/S, Denmark. Nettotruck A/S, Denmark. Århus Værft A/S, Denmark.

Member of the Boards of: DanTruck-Heden Danmark A/S, Denmark. Devitech ApS, Denmark. Marstal Værft A/S, Denmark. Muehlhan A/S, Denmark. Muehlhan Norway AS, Norway. Petersen og Sørensen Motorværksted A/S, Denmark.

Other positions of trust: Chairman of Brancheforeningen Danske Maritime – Danish Maritime Association, Denmark. Chairman of Industriens Branchearbejdsmiljøråd – Industrial Occupational Health Committee, Denmark. Member of CESA - Den europæiske værftsforening – The European Shipyard Association, Denmark. Member of Dansk Industris Hovedbestyrelse – The General Council of the Confederation of Danish Industries, Denmark.

Freddy Frandsen (62 years)

Director.
Member of the Board since April 2004.

Competencies
Education: Electronic Engineer, Engineering College of Aarhus, Denmark 1967. Various management courses INSEAD, Denmark.

Former positions: Engineer, Industry Department, Bruun & Sørensen A/S, Denmark 1967-1973. Divisional Director, Skako A/S, Denmark 1973-1987. Managing Director, Kverneland-Danmark A/S, Denmark 1987-1989. Managing Director, Pedershaab A/S, Denmark 1989-1993. Managing Director, Aalborg Industries A/S, Denmark 1993-2005.

Fiduciary positions
Chairman of the Boards of: Hans Følsgaard A/S, Denmark. Utzon Center A/S, Denmark.

Member of the Boards of: A/S Peder Nielsens Beslagfabrik, Denmark. Aalborg Universitet - The University of Aalborg, Denmark. Aktieselskabet af 1. november 1998, Denmark. Odense Stålskibsværft A/S, Denmark. Polaris Invest II ApS, Denmark. Polaris Management A/S, Denmark. Svejsemaskinfabrikken Migatronic A/S, Denmark.

Other positions of trust: Chairman of the non-profit foundation: UTZON FOUNDATION, Denmark. Member of Det Nationale Fødevareforum, Videnskabsministeriet – Ministry of Science, Denmark. Member of Følsgaard Fonden, Denmark.

Jørgen Huno Rasmussen (54 years)

President and CEO,
FLSmidth & Co. A/S, Denmark 2004 -.
Member of the Board since January 1998.

Competencies
Education: MSc engineering (construction), Danish University of Technology, Denmark 1976. B. Com. (organisation), Copenhagen Business School, Denmark 1977. Lich.tech., Danish University of Technology, Denmark 1980.

Former positions: Project Manager, A. Jespersen & Søn A/S, Denmark 1979-1982. Manager, Industrial Construction, Chr. Islef & Co. A/S, Denmark 1982-1983. Department Manager, H. Hoffmann & Sønner A/S, Denmark 1983-1986. Director of Foreign Affairs, H. Hoffmann & Sønner A/S, Denmark 1986-1988. Managing Director, Hoffmann A/S, Denmark 1988-2003.

Fiduciary positions
Chairman of the Boards of: Aktieselskabet af 1. januar 1990, Denmark. FFE Invest A/S, Denmark. FFE Minerals Corporation, USA. FFE Minerals Holdings ApS, Denmark. FLS miljø A/S, Denmark. FLS Plast A/S, Denmark. FLSmidth Airtech A/S, Denmark. FLSmidth Inc., USA. FLSmidth Ltd., India. FLSmidth Materials Handling A/S, Denmark. SLF Romer XV ApS, Denmark.

Deputy Chairman of the Boards of: Dansk Eternit Holding A/S, Denmark. Scion DTU A/S, Denmark.

Member of the Boards/Committee of Representatives of: Dan Indian Holding ApS, Denmark. Densit A/S, Denmark. Industriens Arbejdsgivere i København – The Copenhagen Industries Employers' Federation, Denmark. Tryg i Danmark smba, Denmark.

Jørn Ankær Thomsen (61 years)

Attorney at Law and partner,
Gorrissen Federspiel Kierkegaard, Denmark 1976 -.
Member of the Board since April 2004.

Competencies
Education: Master of Law, University of Copenhagen, Denmark 1970.

Former positions: Deputy judge and Junior associate, Denmark 1970-1974 and Lawyer in 1974.

Fiduciary positions
Chairman of the Boards of: Aktieselskabet af 26.november 1984, Denmark. Aktieselskabet Schouw & Co., Denmark. Bodilsen Holding A/S, Denmark. Danish Industrial Equipment A/S, Denmark. Danske Invest Administration A/S, Denmark. DB 2001 A/S, Denmark. Fibertex A/S, Denmark. Fåmandsforeningen Danske Invest Institutional, Denmark. GAM Holding A/S, Denmark. Ghana Impex ▶

A/S, Denmark. Givesco A/S, Denmark. Investeringsforeningen BG Invest, Denmark. Investeringsforeningen Danske Invest, Denmark. Investeringsforeningen Danske Invest Almen Bolig, Denmark. Investeringsforeningen Danske Invest Select, Denmark. Investeringsforeningen Profil Invest, Denmark. K.E. Mathiasen A/S, Denmark. Kildebjerg Ry A/S, Denmark. Krone Erhvervsinvestering A/S, Denmark. Krone Kapital A/S, Denmark. Løgten Midt A/S, Denmark. Martin Professional A/S, Denmark. Ortopædisk Hospital Århus A/S, Denmark. Pipeline Biotech A/S, Denmark. Placeringsforeningen BG, Denmark. Specialforeningen Danske Invest, Denmark.

Member of the Boards of: A/S P. Grene, Denmark. Aida A/S, Denmark. ASM Foods AB, Sweden. Biomar A/S, Denmark. Biomar Holding A/S, Denmark. Carletti A/S, Denmark. Carlsen Byggecenter Løgten A/S, Denmark. Carlsen Supermarked Løgten A/S, Denmark. EMK Trading ApS, Denmark. F. M. J. A/S, Denmark. Frima Vafler A/S, Denmark. GFK Holding ApS, Denmark. GFKJURA 883 A/S, Denmark. Givesco Bakery A/S, Denmark. Krone Kapital I A/S, Denmark. Krone Kapital II A/S, Denmark. Krone Kapital III A/S, Denmark. Schouw Finans A/S, Denmark. Søndergaard Give A/S, Denmark. Th. C. Carlsen, Løgten A/S, Denmark.

Kim Hvid Thomsen (43 years)

Joint union delegate, Vestas Nacelles A/S, Denmark 1996 -.
Elected by group employees.
Member of the Board since May 1996.

Competencies
Education: Industry technician, Denmark 1984.

Former positions: Industry technician trainee, Tim Maskinfabrik, Denmark 1981-1984. Industry technician K.P. Komponenter, Denmark 1986.

Fiduciary positions
Deputy Chairman of the Board of: Metal Skjern-Ringkøbing, Denmark.

Member of the Board of: Skjern Tekniske Skole, Denmark.

Kurt Anker Nielsen (61 years)

Director.
Member of the Board since 2006.

Competencies
Education: MSc (Economics and Business Administration), Copenhagen Business School, Denmark 1972.

Former positions: Business Economist, Carlsberg A/S, Denmark 1972-1973. Management Consultant, Booz, Allen and Hamilton of Scandinavia, Denmark 1973-1974. Economist, Novo Industri A/S, Denmark 1974-1977. Head of Corporate Planning, Novo Industri A/S, Denmark 1977-1984. Director, Corporate Planning and Communications, Novo Industri A/S, Denmark 1984-1985. President of Corporate Finance, Novo Industri A/S, Denmark 1985-1989. Chief Financial Officer, Novo Nordisk A/S, Denmark 1989-2000 and Deputy CEO 1996-2000. Co-CEO, Novo A/S, Denmark 2000-2003.

Fiduciary positions
Chairman of the Board of: Reliance A/S, Denmark.

Deputy Chairman of the Boards of: Dako A/S, Denmark. Novozymes A/S, Denmark.

Member of the Boards of: Lifecycle Pharma A/S, Denmark. Norsk Hydro ASA, Norway. Novo Nordisk A/S, Denmark. Novo Nordisk Fond, Denmark. ZymoGenetics Inc., USA.

Other positions of trust: Chairman of Dako A/S' Audit Committee, Denmark. Chairman of Norsk Hydro ASAs Audit Committee, Norway.Chairman of Novo Nordisk A/S' Audit Committee, Denmark. Chairman of ZymoGenetics Inc.'s Audit Committee, USA.

Sussie Dvinge Agerbo (36 years)

IT-employee, Vestas Wind Systems A/S, Denmark 1990 -.
Elected by company employees.
Member of the Board since 2005.

Competencies
Education: Commercial upper secondary examination, Denmark 1989. Office assistant, Denmark 1992. Language secretary, English, Open education at HIH Herning, Denmark 1995. Language secretary, German, Open education at HIH Herning, Denmark 1997. IT Administrator, Ringkøbing Business College/Vestjysk Business College, Skjern, Denmark 2003.

Svend Åge D. Andersen (47 years)

Janitor, Vestas Wind Systems A/S, Denmark 1983 -.
Elected by company employees
Member of the Board since 1996.

Competencies
Education: Auto Mechanic, Denmark 1979.

Former positions: Employed with BP Service, Denmark 1977-1980. Employed with Scarlet Møbler, Denmark 1980-1983.

The Executive Management



From the left: Ditlev Engel and Henrik Nørremark.

Competencies and fiduciary positions of the members of the Executive Management

The members of the Executive Management have informed the company of the following competencies and the following fiduciary positions in other Danish and foreign companies and organisations.

Ditlev Engel (42 years)

President and CEO.
Member of the Executive Management since May 2005.

Competencies
Education: Diploma in Business Economics, Copenhagen Business School, Denmark 1990. General Management Program - INSEAD, France 1997.

Former positions: Vice President of Hempel Hong Kong Ltd., Hong Kong 1990-1992. Vice President of Hempel Hai Hong Ltd., Hong Kong 1992-1995. President of Hempel Norge A/S, Denmark 1995-1997. President of Hempel Hai Hong Ltd., China 1997-1999. Executive Vice President of Hempel A/S, Denmark 1999-2000. Group President and CEO of Hempel A/S, Denmark 2000-2005.

Fiduciary positions
Member of the Boards of: Aktieselskabet "Dampskibsselskabet Torm", Denmark. Dansk Industris Hovedbestyrelse – The General Council of the Confederation of Danish Industries, Denmark.

Other positions of trust: Member of Erhvervspolitisk Udvalg i Dansk Industri – The Industrial Policy Committee of the Confederation of Danish Industries, Denmark. Member of Topdanmarks repræsentantskab – The Committee of Representatives of Topdanmark, Denmark.

Henrik Nørremark (40 years)

Executive Vice President and CFO.
Member of the Executive Management since March 2004.

Competencies
Education: Diploma in Business Economics, Herning Business School, Denmark 1991.

Former positions: Auditor with Krøyer Pedersen, Denmark 1986-1991. Financial Controller at Wind Turbine Maintenance Corporation, Denmark 1991-1993. Financial Controller at Vestas Wind Systems A/S, Denmark 1993-1994. Financial Controller at Vestas - American Wind Technology, Inc., Denmark 1994-1995. Group Financial Controller at Vestas Wind Systems A/S, Denmark 1995-1999. Managing Director of Vestas - American Wind Technology, Inc., USA 1999-2004.

The Vestas Government



From the left: Henrik Nørremark, Hans Jørn Rieks, Anders Søe-Jensen, Roald Steen Jakobsen, Ebbe Funk, Knud Bjarne Hansen, Jens Søby, Klaus Steen Mortensen, Ole Borup Jakobsen, Thorbjørn N. Rasmussen, Finn Strøm Madsen, Bjarne Ravn Sørensen, Ditlev Engel and Søren Husted.

Shareholders and the stock exchange

The share capital of Vestas Wind Systems A/S of DKK 185,204,103 consists of a single class of shares, each carrying one vote. The share price ended the year at DKK 238.75 as compared with DKK 103.45 at year-end 2005. At 31 December 2006, this corresponded to a market capitalisation of DKK 44.2bn.

The shares are listed exclusively on the Copenhagen Stock Exchange. Turnover of Vestas shares amounted to approximately DKK 88bn in 2006, making Vestas the fourth most traded share on the Copenhagen Stock Exchange.

Ownership

At the end of the year, the company had 73,038 shareholders registered by name, representing 89.9 per cent of the share capital. The number of shareholders registered by name declined by 10.5 per cent in 2006. At 31 December 2006, approx 63 per cent of the company's share capital was owned by the company's 50 largest shareholders, including custodian banks. Foreign investors registered by name owned approximately 48 per cent of the share capital.

Pursuant to section 28, subsections a and b, of the Danish Public Companies Act, the following shareholders have notified the company that they hold more than 5 per cent of the share capital:

- Franklin Resources, Inc., USA (9.75 per cent at 23 February 2007)
- Arbejdsmarkedets Tillægspension (The Danish Labour Market Supplementary Pension - ATP), Denmark (6.68 per cent at 9 March 2006)
- Fidelity International, USA (6.07 per cent at 22 January 2007)

At 31 December 2006, the members of the company's Board of Directors owned a total of 343,847 Vestas shares, while the members of the Executive Management owned 3,437 Vestas shares. See note 31 in the consolidated accounts.

Investor relations policy

A key component of Vestas' strategy is to be a trustworthy partner in all matters. This involves ensuring that the company provides the equity market with timely, simultaneous and adequate information about Vestas' opportunities and risks. Vestas strives to be visible and accessible to current and potential investors. For competition reasons, Vestas will not publish information about for instance product cost structure, prices and products in development.

Investor relations activities

In connection with the presentation of financial reports, Vestas holds information meetings for members of the media, analysts and investors. In 2006, Vestas held roadshows in Denmark, England, the Netherlands, Switzerland, Germany, the USA, Sweden and France.

Vestas held its first capital markets day in 2006. The arrangement took place at Vestas' blade factory in Tianjin, China, and was attended by members of the media, analysts and investors. The purpose of the event was to increase awareness and understanding of the challenges facing Vestas at present.

In 2006, Vestas also attended the Danish Investor Show (Dansk Aktiemesse) in Copenhagen, Denmark, and in collaboration with LD Pensions Vestas held a meeting for members of LD Pension in the area around the town of Randers, Denmark in September 2006. In February 2007, Vestas co-hosted an arrangement with the Danish Association of Shareholders in the town of Rudkøbing, Denmark.

As approximately 42 per cent of Vestas' share capital is owned by Danish investors, Vestas strives to meet the private investors in the areas where Vestas has production facilities in Denmark.

Quarterly financial statements

Since the beginning of 2006, Vestas has presented quarterly financial statements, as opposed to previously when the company only prepared full-year and half-year financial reports. All financial presentations have also been webcast via the Internet, communicated in six different languages so that all stakeholders, including the Group's employees, are able to listen in. The presentations are also available on www.vestas.com under the Investor menu.

With effect from the third quarter of 2006, the company resolved to relocate Vestas' presentation of financial results to London, UK. This decision was based on the ever-increasing international media attention that Vestas and wind energy receives. By placing the venue in London, Vestas aims to give a broader group of its stakeholders better and faster access to information and direct interviews.

New publication strategy

In 2006, Vestas changed its publication strategy due to the decision about publishing financial results four times a year.

In connection with the publication of Vestas' financial reports, Vestas releases two magazines, Vestas Win[d] and VestasInside. Both publications are available in print form and can also be downloaded on www.vestas.com under the Press menu.

Internet

Vestas' goal is that the company Website is to serve as a comprehensive source of information for members of the media, analysts and investors. In 2006, a complete update of the Website was therefore carried out.

Annual General Meeting

The Annual General Meeting of Vestas Wind Systems A/S will be held on 26 April 2007 at 7 p.m. (CET) at the Radisson SAS Scandinavia Hotel in Aarhus, Denmark.

In light of the company's developments and expectations to future growth, continuity in the composition of the Board of Directors has been a major advantage to the company, and the Board of Directors believes that there is still a need for such continuity. As a result, the seven external members currently serving on the Board of Directors will be standing for re-election at the company's Annual General Meeting. The longest sitting member has held his seat on the Board of Directors since 1995, whilst the most recent member elected by the shareholders joined the Board of Directors in 2006.

The Board of Directors expects to table the following proposals for amendments to the company's Articles of Association:

Article 5.2 issue 4 "Resolution to discharge the Board of Directors and the Executive Management of their obligations" is proposed to be abolished.

Article 8.2 is changed **from** "The Board of Directors shall elect a chairman and, potentially, a deputy chairman from among their number. No member of the Executive Management may be elected chairman or deputy chairman." **to** "The Board of Directors shall elect a chairman and, potentially, a deputy chairman among themselves. A member of the Executive Management cannont be elected chairman or deputy chairman."

Article 9.1 is changed **from** "The Board of Directors shall appoint an Executive Management, composed of from one to six executive managers, to be in charge of the day-to-day operations of the company. The Board of Directors shall specify the terms applicable to the Executive Managers' appointment and their area of responsibility. One of the executive managers shall be appointed Managing Director." **to** "The Board of Directors shall appoint an Executive Management, composed of from one to six members of the Executive Management, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms and conditions of their employment and the specific requirements to their qualifications. One member of the Executive Management shall be appointed Managing Director."

Article 10.1 is changed **from** "The company shall be bound by (i) the joint signatures of one member of the Executive Management and the Chairman or Deputy Chairman of the Board of Directors, or by (ii) the joint signatures of one member of the Executive Management and two members of the Board of Directors, or by (iii) the joint signatures of all the members of the Board of Directors." **to** "The Company shall be bound by (i) the joint signatures of two members of the Executive Management, (ii) the joint signatures of one member of the Executive Management and the Chairman or Deputy Chairman of the Board of Directors, (iii) the joint signatures of one member of the Executive Management and two members of the Board of Directors, or (iv) the joint signatures of all the members of the Board of Directors."

Article 11.1 is changed **from** "The Company's annual report shall be audited by two state authorised public accountants to be appointed by the shareholders in General Meeting ..." **to** "The Company's annual report shall be audited by one or two audit firms to be appointed by the General Meeting ..."

Dividend policy

In general, the intention of the Board of Directors is to payout 25-30 per cent of the net results for the year. However, distribution of dividends will always be decided with due consideration for the Group's plans for growth and liquidity requirements. The Board of Directors proposes to the General Meeting that no dividend will be paid for the financial year 2006.

Investor Relations

Vestas Wind Systems A/S
Investor Relations
Alsvej 21
8900 Randers
Denmark

Tel.: +45 97 30 00 00
ir@vestas.com

Shareholder service

Stakeholders who wish to receive copies of Vestas Wind Systems A/S' announcements to the Copenhagen Stock Exchange and press releases via e-mail can subscribe to the Vestas mailing list at www.vestas.com under the Investor menu.

Financial calendar 2007

20/03/2007	Publication of annual report 2006
28/03/2007	Convening for Annual General Meeting
26/04/2007	Annual General Meeting
15/05/2007	Publication of quarterly report for Q1 2007
21/08/2007	Publication of interim report for 2007
06/11/2007	Publication of quarterly report for Q3 2007 and guidance for 2008

Share indices

The Vestas share is included in the following indices:

- OMXC20-index
- OMXN40-index
- OMXNORDICEURPI-index
- Morgan Stanley Capital International (MSCI) Denmark Index, Europe Index and World Index
- Standard & Poor's EuroPlus Index, Europe 350 Index and Global 1200 Index
- Dow Jones Sustainability World Indexes (DJSI World)
- Dow Jones STOXX Sustainability Indexes (DJSI STOXX)
- Dow Jones Stoxx Industrial Goods & Services Index (DJS Ig&S)
- "nx-25" Naturaktienindex

Shares 2006/2005 (%)


50
40
30
20
10
0
42%
47%
2%
5%
16%
15%
30%
26%
10%
7%
Denmark
Scandinavia excl. Denmark
Europe excl. Scandinavia
Others
Not registered by name
2006
2005

Announcements to the Copenhagen Stock Exchange

Issued during the period from 1 January 2006 to 20 March 2007

02.01.2006	01/2006	Vestas receives order for 30 V90-3.0 MW wind turbines in the US
06.01.2006	02/2006	Vestas receives order for 102.75 MW in Germany
16.01.2006	03/2006	Another large order for Vestas in Germany
18.01.2006	04/2006	Vestas receives confirmation of order from Horizon Wind Energy for an additional 200 MW for delivery in the USA in 2007
19.01.2006	05/2006	Vestas establishes factory for assembly of nacelles and hubs in Tianjin, China
31.01.2006	06/2006	Tentative financial calendar 2006
31.01.2006	07/2006	Vestas receives order for 44 MW in Germany
28.02.2006	08/2006	Vestas receives order for 45 units of the V90-2.0 MW turbine from Spanish developer
03.03.2006	09/2006	Vestas receives order for 29 units of the V80-2.0 MW wind turbine to New Zealand
14.03.2006	10/2006	Vestas receives new orders for Spain and France
15.03.2006	11/2006	Vestas receives another large order for Spain
15.03.2006	12/2006	Date for publication and presentation of Annual Report
17.03.2006	13/2006	Speculations concerning acquisition of sub-supplier
21.03.2006	14/2006	Vestas receives order in Italy
28.03.2006	15/2006	Vestas receives order for 70 MW in Spain
29.03.2006	16/2006	Annual Report 2005
29.03.2006	17/2006	Issue of up to 10,292,930 new shares in a private placement
29.03.2006	18/2006	Completion of share capital increase of DKK 10,292,930 new shares
30.03.2006	19/2006	Vestas receives large orders in China
03.04.2006	20/2006	Registration of share capital increase of DKK 10,292,930 completed
05.04.2006	21/2006	Vestas extends its blade factory in Tianjin, China
05.04.2006	22/2006	Aloys Wobben has taken out a writ against Vestas Wind Systems A/S
25.04.2006	23/2006	Introduction of an incentive programme
25.04.2006	24/2006	Vestas Wind Systems A/S' annual general meeting on 25 April 2006 at 5 p.m.
26.04.2006	25/2006	Vestas receives an order for 29 units of the V90-1.8 MW turbine in Spain
26.04.2006	26/2006	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
04.05.2006	27/2006	Date for publication and presentation of quarterly report for first quarter 2006
15.05.2006	28/2006	Vestas receives order in the USA for 107 MW for delivery in 2007
16.05.2006	29/2006	First quarter 2006 developed as expected
16.05.2006	30/2006	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
19.05.2006	31/2006	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
01.06.2006	32/2006	Large Vestas order for the Australian market

02.06.2006	33/2006	Vestas to establish generator factory in Tianjin, China
03.07.2006	34/2006	Vestas receives an order for 31 units of the V82 turbine in Spain
03.07.2006	35/2006	Vestas to establish R&D centre in Singapore
28.07.2006	36/2006	Vestas receives offshore order for 120 MW in the Netherlands
04.08.2006	37/2006	Vestas receives order for 30 units of V80-1.8 MW wind turbines in Canada
23.08.2006	38/2006	Large Vestas order for the French market
24.08.2006	39/2006	Interim financial report - second quarter 2006 as expected
25.08.2006	40/2006	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
28.08.2006	41/2006	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
05.09.2006	42/2006	Strategic repositioning of Vestas Wind Systems A/S and Vestas RRB India Ltd. in the Indian market
05.09.2006	43/2006	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
02.10.2006	44/2006	Vestas receives order from PacifiCorp in the USA for 140 MW for delivery in 2007
31.10.2006	45/2006	Large Vestas orders for the Chinese market
07.11.2006	46/2006	Vestas receives an order for 47 wind turbines for Spain
13.11.2006	47/2006	Financial calendar 2007 and information about Q3
15.11.2006	48/2006	Vestas enters into a frame agreement with French EEN
22.11.2006	49/2006	Interim financial report - third quarter 2006
23.11.2006	50/2006	Vestas receives order in the USA for 125 MW
12.12.2006	51/2006	Vestas receives 63 MW order in the USA
19.12.2006	52/2006	Large Vestas order for the Italian market
21.12.2006	53/2006	Vestas receives order for 180 MW offshore wind power plant in the United Kingdom
02.01.2007	01/2007	Vestas receives 100 MW order in the USA for delivery in 2007
17.01.2007	02/2007	Large orders for Vestas placed by Toyota Tsusho Corporation
02.02.2007	03/2007	Vestas receives large orders in China
09.02.2007	04/2007	Vestas' expected 2006 result
13.02.2007	05/2007	Vestas receives large order for V90-3.0 MW turbines for Turkey

Wind power provides many MW in a short time span

Global consumption of electricity is expected to double by 2030 based on an average annual growth rate of 2.6 per cent. Wind power is one of the quickest ways to establish large-scale production capacity in a short time span.[10]

[10] *International Energy Agency (IEA): "World Energy Outlook", Paris, 2006.*

Consolidated accounts

Accounting policies for the Group

The consolidated accounts are presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

The consolidated accounts are stated in accordance with the International Financial Reporting Standards (IFRS's), as issued by the IASB.

The annual report of the parent company is presented in accordance with the requirements of the Danish Financial Statements Act for companies listed on the stock exchange.

The annual report is presented in accordance with additional Danish financial reporting requirements for listed companies; cf. the Copenhagen Stock Exchange financial reporting requirements for listed companies, the Danish Financial Statements Act and the statutory order on the adoption of IFRS issued in accordance with the Danish Financial Statements Act.

Basis of preparation

The consolidated accounts have been prepared based on the historical costs principle exept fot the revaluation to fair value of the following assets and liabilities: financial instruments in trading portfolio, derivative finacial instruments used for hedging purposes and financial instruments classified as available for sale.

Non-current assets and groups of assets held for sale are measured at the lower of the carrying amount before the reclassification and fair value less cost to sell.

The accounting policies described below, have been applied consistently in the financial year and the comparative figures.

The accounting policies applied are unchanged from those applied in the previous year.

The annual report is presented in mEUR (one decimal).

New effective standards and interpretations which have had no effect for Vestas

Changes to IAS 19 (amended 2004) Employee Benefits allow incorporation of actuarial gains and losses directly in equity. Vestas has decided to continue applying the corridor method, for pension obligations.

Changes to IAS 21 The Effects of Changes in Foreign Exchange Rates, which was effective as of 1 January 2006, have not affected the completion of the annual report of Vestas.

IFRIC 4 concerning agreements containing leases. The interpretation includes guidance on whether a rent or lease agreement is contained as a part of an agreement.

IFRIC 5 concerning rights to interests arising from funds covering costs decommissioning, resteration and environmental rehabilitation. The interpretation regulates how a company which is under an obligation to pay into such a fund should treat the right to compensation from this fund. Vestas does not make such payments; therefore the interpretation is not relevant.

IFRIC 6 concerning liabilities for disposal of electronic equipment. The interpretation deals with certain aspects of to the EU's WE&EE Directive about producers' obligation to accept electronic waste. Vestas has implemented the interpretation, which has had no significant effect on the Group.

New standards and interpretations that are not yet effective and which are relevant to Vestas, but not yet implemented

IASB and the EU have approved the following new accounting standards and Interpretations which are effective as of 1 January 2007 or later, and which are relevant to Vestas.

IFRS 7 Financial Instruments: Disclosures, including financial risks and changes to IAS 1 relating to disclosure of capital structure, which is effective for accounting periods starting 1 January 2007 or later. The implementation of this will not have any impact on the recognition or measurement of financial instruments, but only on the disclosures in the annual report.

IFRIC 7 concerning the application of the Restatement Approach relating to IAS 29. The interpretation relates to the presentation of accounts in hyperinflation economies, which is effective for accounting periods starting 1 March 2006 or later. Vestas does not conduct significant activities in hyperinflation economies, therefore the interpretation is not relevant.

IFRIC 8 concerning the scope of IFRS 2. The interpretation relates to the measurement of share-based payments for non-employees, where goods or services received cannot be specifically identified. The interpretation is effective for accounting periods starting 1 May 2006 or later. Vestas has not nor does it expects to allocate shares, etc. where included goods or services cannot be specifically identified.

IFRIC 9 concerning the revaluation of embedded financial instruments. The interpretation defines the timing of when a company becomes a party to the agreement. The interpretation is effective for accounting periods starting 1 June 2006 or later and is not expected to have any significant effect for Vestas.

Standards and interpretations approved by IASB not yet approved by the EU

Expected: IFRS 8 concerning segmental information, which allows segmental information to be prepared on the basis of the internal control within Vestas. The standard is effective as of 2009. The implementation has no effect on the recognition or measurement, but only on the disclosures in the annual report.

Expected: IFRIC 10, which specifies that any impairment of goodwill and equity instruments measured at cost or write downs through the income statement of equity instruments, which are held for sale, cannot be reversed. This interpretation is in accordance with the accounting treatment applied in Vestas to date, and therefore does not have any effect.

Expected: IFRIC 11 concerning accounting treatment of share-based payments in a group. The interpretation describes how the share-based payments are treated in the subsidiary IFRS annual report. The accounting treatment depends on whether the parent or the subsidiary is obligated to grant assets to the employees of the subsidiary.

Expected: IFRIC 12 describing the accounting treatment of licensing agreements. The interpretation is currently not relevant to Vestas.

Basis of consolidation and business combinations

The consolidated accounts includes the financial accounts of Vestas Wind Systems A/S (the parent company) and all the companies in which Vestas Wind Systems A/S directly or indirectly holds more than 50 per cent of the voting rights or in some other way is able to exercise control (subsidiaries). The Group consists of Vestas Wind Systems A/S and subsidiaries.

Companies that are not subsidiaries, but in which the Group holds 20 to 50 per cent of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

All companies and projects in which the Group together with one or several parties is able to exercise control on the operational and financial conditions are treated as joint ventures. Joint ventures are accounted for using proportionate consolidation.

A list of Group companies is included on page 85-86.

The consolidated accounts of the Group are prepared on the basis of the annual reports of the parent company and subsidiaries by combining accounting items of a uniform nature and with subsequent elimination of intercompany income and expenses, shareholdings, intercompany accounts and dividends as well as of realised and unrealised gains and losses on transactions between the consolidated enterprises. Proportionate consolidation means that the Group's share of income, expenses, assets and liabilities are consolidated on a line-by-line basis with the corresponding items in the consolidated accounts. Unrealised gains on sales to/purchases from joint ventures are eliminated on a proportional basis.

The consolidated accounts are prepared on the basis of financial statements prepared in accordance with the accounting policies adopted by the Group.

The purchase method of accounting is used to account for the acquisition of new companies by the Group. The cost of acquisition is measured at the purchase price plus the fair value of issued equity instruments plus costs directly attributable to the acquisition. Identifiable assets and liabilities and contingencies acquired are measured initially at their fair values at the time of acquisition. Any positive differences between the cost of acquisition and the fair value of the Group's share of the identifiable acquired net assets are recognised as goodwill.

Newly acquired, sold or wound-up enterprises are recognised in the consolidated accounts from the time of acquisition or until the time of sale. Comparative figures are not adjusted for newly acquired, sold or wound-up enterprises, except for comparative figures for discontinued operations in relation to the income statement.

Goodwill from business combinations may, due to changes to the recognition and measurement of net assets, be adjusted for a period of up to one year following the time of acquisition, when goodwill at first recognition has been determined on a provisional basis. After this, goodwill will only be adjusted as a result of changes to estimates on the conditional purchase price and realisation of purchased companies' deferred tax assets which were not recognised at the date of acquisition.

Gains or losses on disposal or liquidation of subsidiaries are calculated as the difference between the sales sum or the liquidation amount and the carrying amount of net assets at the time of sale or liquidation, including goodwill and expected sales or liquidation expenses. Gains or losses are recognised in the income statement.

Translation of foreign currencies

Functional currency and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Transactions in other currencies than the functional currency are transactions in foreign currency. The parent company's functional currency is Danish kroner (DKK), but due to the international relationships of the Group, the consolidated accounts are presented in Euro (EUR).

Translation of transactions and balances

Transactions in foreign currency are initially translated into the functional currency using the exchange rates prevailing at the date of the transaction. Exchange rate differences arising between the exchange rate prevailing on the transaction date and the exchange rate at the time of payment are recognised in the income statement as a financial income or expense. Receivables, payables and other monetary items in foreign currency which have not been settled at the balance sheet date are translated at the year-end exchange rate. Differences between the year-end exchange rate and the transaction date exchange rate are recognised in the income statement as a financial income or expense.

Translation of group companies

On recognition in the consolidated accounts of foreign subsidiaries with a functional currency that differs from the presentation currency used in the consolidated accounts, the income statements are translated at the exchange rates at the transaction date and the balance sheet items are translated at the exchange rates at the balance sheet date. An average exchange rate for the month is used as the exchange rate at the transaction date to the extent that this does not significantly distort the presentation of the underlying transactions. Foreign exchange differences arising on translation of the opening balance of equity of foreign subsidiaries at the exchange rates at the balance sheet date and on translation of the income statements from the exchange rates at the transaction date to the exchange rates at the balance sheet date are recognised directly in equity in a specific exchange rate adjustment reserve.

Foreign exchange adjustments of intra-group balances with foreign subsidiaries which are considered part of the investment in the subsidiary are recognised directly in equity. Correspondingly, foreign exchange gains and losses on the part of loans and derivative financial instruments which are designated as hedges of net investments in foreign subsidiaries with another functional currency than the Group's functional currency, and which effectively hedge against corresponding foreign exchange gains and losses on the net investment in the subsidiary, are also recognised directly in a separate reserve for exchange rate adjustments in equity.

On recognition in the consolidated accounts of associates with a functional currency that differs from the Group's presentation currency, the share of profit/loss for the year is translated at average exchange rates and the share of equity, including goodwill, is translated at the exchange rates at the balance sheet date. Foreign exchange differences arising on the translation of the share of the opening balance of equity of foreign associates at the exchange rates at the balance sheet date, and on translation of the share of profit/loss for the year from average exchange rates to the exchange rates at the balance sheet date, are recognised directly in a separate reserve for exchange rate adjustments in equity.

For full or part disposal of foreign entities or repayment of intercompany accounts treated as a part of the net investment, the part of the accumulated exchange rate adjustments included directly in equity that can be attributed hereto is included in the income statement at the same time as any gains or losses relating to the disposal.

Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in other receivables and payables, respectively, and positive and negative values are only offset when the Group has the right and the intention to settle several financial instruments net.

Fair values of derivative financial instruments are computed on the basis of market data and generally accepted valuation methods.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a fair value hedge of recognised assets and liabilities are recognised in the income statement together with changes in the value of the hedged asset or liability as far as the hedged portion is concerned.

Hedging of future cash flows according to agreement, except for foreign currency hedges, is treated as a fair value hedge of a recognised asset or liability.

Changes in the portion of the fair value of derivative financial instruments designated as and qualifying as a cash flow hedge that is an effective hedge of changes in the value of the hedged item are recognised in equity. If the hedged transaction results in gains or losses, amounts previously recognised in equity are transferred to the same item as the hedged item. Gains or losses from hedges of proceeds from future borrowings are, however, transferred from equity over the term of the loan.

Changes in the fair value of derivative financial instruments used to hedge net investments in foreign subsidiaries or associated companies that are an effective hedge of currency fluctuations in these enterprises are recognised directly in a separate reserve for exchange rate adjustments in equity.

For derivative financial instruments that do not qualify for hedge accounting, changes in fair value are recognised in the income statement as financial income or financial expenses.

Certain contracts contain characteristics of derivative financial instruments. Such embedded derivatives are recognised separately and measured at fair value if they differ significantly from the host contract, unless the entire host contract is recognised and measured at fair value.

Segment information

The Group's primary segment is the geographical segment. The Group only has one activity, namely production and sale of wind turbines, and separate segment information is therefore not given regarding this.

Disclosures regarding geographical segments follow the Group's risks and returns and the managerial and internal financial reporting. The disclosures follow the geographical location of the customers.

Income and expenses included in net profit for the year are allocated to the extent that they are directly or indirectly attributable to the segments on a reliable basis. Items allocated through both direct and indirect calculation comprise production costs, research and development costs, sales and distribution expenses and administrative expenses.

Allocation of income and expenses through indirect calculation is based on distribution keys established on the basis of the segment's use of key resources.

Non-current segment assets comprise non-current assets used directly in the operating activities of the segment, including intangible assets, property, plant and equipment and investments in associated companies.

Current segment assets comprise current assets used directly in the operating activities of the segment, including inventories, trade receivables, other receivables and prepayments.

Segment liabilities comprise liabilities resulting from the operating activities of the segment, including trade payables and other payables.

Unallocated items primarily comprise income and costs related to the Group's administrative functions, financial income and expenses, corporation tax and related assets and liabilities.

Share-based payment schemes

The value of services for employees received as consideration for awarded options is measured at the fair value of the options. The value of other services which are settled with equity instruments is calculated on the basis of the received services' fair value, unless it cannot be reliably measured.

For equity-settled programmes for employees, the share options are measured at the fair value at the grant date and are recognised in the income statement under staff costs over the vesting period. The counter item is recognised directly in equity.

On initial recognition of the share options, the Group estimates the number of options expected to vest. That estimate is subsequently revised for changes in the number of options expected to vest. Accordingly, recognition is based on the number of options ultimately vested.

The fair value of granted options is estimated using an option pricing model, taking into account the terms and conditions upon which the options were granted.

Government grants

Government grants comprise grants for investments, research and development projects, etc. The government grant is recognised when it is virtually certain that it will be received.

Grants for investments and capitalised development projects are offset against the cost price of the assets to which government grants are given. Other grants are recognised in the income statement as development costs, so as to offset the expenses for which they compensate.

Income Statement

Revenue

Revenue includes sales of wind turbines and wind power systems, sales of subsequent service and spare parts.

Contracts to deliver large wind turbine systems with a high degree of individual adaptation are included in revenue in line with construction, based on the individual contract's stage of completion (the percentage of completion method). Sales of individual wind turbines and small wind power systems based on standard solutions as well as sales of spare parts are recognised in the income statement provided that the risk has been transferred to the buyer prior to the year end, and provided that the income can be measured reliably and is expected to be received.

Service sales, which include service and maintenance agreements and extended warranties regarding sold wind turbines and wind power systems, are recognised in the income statement over the agreement period as the agreed service is provided.

Production costs

Production costs including warranty costs comprise the expenses incurred to achieve revenue for the year. Cost includes raw materials, consumables, direct wages and indirect expenses, such as salaries, rental and lease expenses as well as depreciation of production plants.

Research and development costs

Research and development costs comprise development costs that do not qualify for capitalisation, and amortisation and impairment of capitalised development costs. The Group does not incur actual research costs.

Sales and distribution expenses

Sales and distribution expenses include expenses incurred for the sale and distribution of goods sold during the year as well as sales campaigns, etc. carried through during the year. Furthermore, costs relating to sales staff, advertising and exhibitions and depreciation are recognised as sales and distribution expenses.

Administrative expenses

Administrative expenses include expenses incurred in the year for the management and administration of the Group, including costs relating to administrative staff, management, office premises, office expenses and depreciation.

Other income and expenses

Other income and expenses include amounts of a secondary nature, not relating to the main activities of the Group.

Share of profit/(loss) in associated companies

The proportionate share of the results after minority interests and tax of associated companies is recognised in the consolidated income statement after elimination of the proportionate share of intra-group profits/losses.

Financial income and expenses

Financial income and expenses comprise interest income and expenses, exchange gains and losses on securities, debt and transactions in foreign currencies, amortisation of financial assets and liabilities, including finance lease obligations, as well as extra payments and repayments under the on account taxation scheme, etc. In addition realised and unrealised gains and losses relating to derivative financial instruments not classified as hedging agreements are recognised.

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Corporation tax

Vestas Wind Systems A/S is jointly taxed with all Danish subsidiaries. The current Danish corporation tax is distributed between the jointly taxed companies part of the joint taxation in proportion to the actual taxable income in the entities. Companies using unutilised tax losses from other Group companies are charged joint taxation contribution corresponding to the tax value of the unutilised tax losses, while companies whose tax losses are utilised by another Group company receive a joint taxation contribution corresponding to the tax value of the unutilised tax losses (full allocation). The companies included in the joint taxation are also part of the Danish on account taxation scheme.

Corporation tax for the year which is made up of the current corporation tax for the year and the change in deferred tax is recognised in the income statement with the part which can be attributable to the profit for the year, and directly in equity with the part which can be attributable to entries directly in equity.

The tax effect of the share-based payment schemes is included in current tax, to the extent the Vestas Group achieves deduction in the taxable income in Denmark or abroad as a result of share-based payment schemes. If the total deduction in the taxable income exceeds the total cost of the scheme, the tax effect of this is included in equity.

Balance Sheet

Intangible assets

Goodwill

Goodwill is initially recognised in the balance sheet at cost. Subsequently, goodwill is measured at cost less accumulated impairment. Goodwill is not amortised.

The carrying amount of goodwill is allocated to the Group's cash-generating units at the acquisition date. Identification of cash-generating units is based on the management structure and internal financial control. Management assesses that the smallest cash-generating units to which the carrying amount of goodwill can be allocated are the Group's geographical segments, cf. the paragraph Segment reporting.

The carrying amount of goodwill is tested for impairment at least once a year, together with the other non-current assets in the cash-generating unit to which the goodwill is allocated, and written down to recoverable amount over the income statement if the carrying amount is higher.

The recoverable amount is generally computed as the present value of the expected future net cash flows from the enterprise or activity (cash-generating unit) to which the goodwill is allocated. Alternatively, the recoverable amount is calculated as fair value less cost to sell. Impairment of goodwill is recognised in a separate line in the income statement.

Development projects and software

Development costs comprise salaries, amortisation and other costs attributable to the Group's development activities.

Development projects that are clearly defined and identifiable, where the technical utilisation degree, sufficient resources and a potential future market or development opportunities in the Group are evidenced, and where the Group intends to produce, market or use the project, are recognised as intangible assets provided that the cost can be measured reliably and that there is sufficient assurance that future earnings or the net sales price can cover production costs, sales and administrative expenses and development costs. Other development costs are recognised in the income statement as incurred.

Recognised development costs are measured at cost less accumulated amortisation and impairment.

Following the completion of the development work, development costs are amortised on a straight-line basis over the estimated useful life. The amortisation period is 3-5 years. The basis of amortisation is calculated net of any impairment.

The carrying amount of development projects in progress is tested for impairment at least once a year and written down to the recoverable amount over the income statement if the carrying amount exceeds the present value of the future cash flows expected to be generated by the development project.

Patents and licences included in development projects are measured at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over 5-10 years. The basis of amortisation is calculated net of any impairment.

Software is measured at cost less accumulated amortisation and impairment losses. Both direct internal and external costs are included in cost. Software is amortised on a straight-line basis over 5 years. The basis of amortisation is reduced by any impairment losses.

Borrowing costs are recognised as costs in the accounting period in which they are incurred.

Property, plant and equipment

Land and buildings, plant and machinery and fixtures and fittings, tools and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost comprises the purchase price and any costs directly attributable to the acquisition until the date when the asset is available for use. The cost of assets produced in-house comprises direct and indirect costs of materials, components, sub-suppliers, and wages and salaries. Estimated costs of dismantling and removing the asset and restoring the site on which the asset is located are added to the cost of the assets if they are provided for in the balance sheet. Where individual parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The cost of assets held under finance leases is stated at the lower of fair value of the assets and the present value of the future minimum lease payments. For the calculation of the net present value, the interest rate implicit in the lease or an approximation thereof is used as discount rate.

Subsequent costs, e.g. in connection with replacement of parts of property, plant and equipment, are recognised in the carrying amount of the asset if it is probable that the costs will result in future economic benefits for the Group. The carrying amount of the replaced parts is derecognised in the balance sheet and recognised as an expense in the income statement. All costs incurred for ordinary repairs and maintenance are recognised in the income statement as incurred.

Borrowing costs are recognised as costs in the accounting period in which they are held.

Depreciation is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

- Buildings, including installations . . . . 25-40 years
- Plant and machinery . . . . 3-10 years
- Machine tools produced in-house and newly produced test and exhibition turbines. . . . . . . 3-5 years
- Other fixtures, fittings, tools and equipment . . . 3-5 years
- Operating wind turbines in subsidiary and associated companies. . . . . 10-20 years

Land is not depreciated.

The basis of depreciation is calculated on the basis of the residual value less impairment. The residual value is determined at the acquisition date and reassessed annually. If the residual value exceeds the carrying amount, depreciation is discontinued.

When changing the depreciation period or the residual value, the effect on the depreciation is recognised prospectively as a change in accounting estimates.

Depreciation is recognised in the income statement as production costs, research and development costs, sales and distribution expenses and administrative expenses to the extent that depreciation is not included in the cost of self-constructed assets.

Leases

Lease liabilities are divided into finance and operating leases. A lease agreement is classified as an finance lease, when it substantially transfers all risks and rewards of the leased assets as if it was owned. Other lease agreements are classified as operating leases.

Finance leased assets are capitalised as finance leases under property, plant and equipment and are depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities. Operating lease costs are charged to the income statement on a straight-line basis over the period of the lease.

Impairment of assets

Goodwill and intangible assets with indefinite useful lives are subject to an annual impairment test, initially before the end of the acquisition year. Similarly, development projects are subject to an annual impairment test.

The carrying amount of goodwill is tested for impairment together with other non-current assets in the cash-generating unit (CGU) to which the goodwill has been allocated. Goodwill is written down to recoverable amount through the income statement if the carrying amount is higher. The recoverable amount is calculated based on the present value of the expected future net cash flows from the entity or activity (cash generating unit), which the goodwill is related. The impairment of goodwill is recognised in a separate line in the income statement.

Deferred tax assets relating to tax loss carry-forwards reviewed annually, and are only recognised when it is probable that they will be utilised in future periods.

The carrying amount of other non-current assets, is tested annually for indications of impairment. When there is an indication that assets may be impaired, the recoverable amount of the asset is determined. The recoverable amount is the higher of an asset's fair value less expected costs to sell and its value in use. The value in use is calculated as the present value of the expected future cash flows from the activity of the cash generating unit to which the asset belongs.

An impairment loss is recognised if the carrying amount of an asset or a cash-generating unit, respectively, exceeds the recoverable amount of the asset or the cash-generating unit. Impairment losses are recognised in the income statement under production costs, research and development costs, sales and distribution expenses and administrative expenses, respectively. The impairment of goodwill is included in a separate line in the income statement.

Impairment of goodwill is not reversed. Impairment of other assets is reversed only to the extent of changes in the assumptions and estimates underlying the impairment calculation. Impairment is only reversed to the extent that the asset's new carrying amount does not exceed the carrying amount of the asset after amortisation had the asset not been impaired.

Investments in associated companies

Investments in associated companies are measured according to the equity method. Investments in associated companies are measured at the proportionate share of the enterprises' net asset values calculated in accordance with the Group's accounting policies minus or plus the proportionate share of unrealised intra-group profits and losses and plus the carrying amount of goodwill.

Investments in associated companies with negative net asset values are measured at EUR 0. If the Group has a legal or constructive obligation to cover a deficit in the associate, this is recognised under provisions.

Receivables in associated companies are measured at amortised cost less provision for expected losses.

Securities

Shares and bonds classified as available for sale are recognised in non-current assets and are measured at fair value on the day of trading, corresponding to the price for quoted securities and estimated fair value calculated on the basis of market data and recognised valuation models for unquoted securities. Changes in the fair value are recognised directly in equity until the securities are sold or otherwise removed from the balance sheet.

Inventories

Inventories are measured at cost according to the weighted average method. If net realisable value is lower than cost, inventories are written down to this lower value.

Goods for resale and raw materials and consumables are measured at cost, comprising purchase price plus delivery costs.

Work in progress is measured at cost, comprising the cost of raw materials, consumables, direct labour, project costs and indirect production costs. Indirect production costs comprise indirect materials and labour as well as maintenance and depreciation of production machinery, buildings and equipment and costs relating to factory administration and management.

The net realisable value of inventories is calculated as the sales amount less costs of completion and costs necessary to make the sale, and is determined taking into account marketability, obsolescence and development in expected sales price.

Trade receivables

Trade receivables are measured at amortised cost less provision for bad debt.

Sales orders in progress

Sales orders in progress include contracts on delivery of large wind turbine systems with a high degree of individual adaptation.

The sales orders in progress are measured at the sales value of the work performed based on the stage of completion less progress billings and any losses. The stage of completion is measured by the proportion that the contract expenses incurred to date bears to the estimated total contract expenses. When it is probable that total contract expenses will exceed total revenue from a contract, the expected loss is immediately recognised as an expense in the income statement.

The value of own-produced components is recognised in sales orders in progress upon delivery of the goods to site.

Where the sales value cannot be measured reliably, the sales value is measured at the lower of costs incurred and net realisable value if it is likely that the costs will be recovered.

For sales contracts where the selling price of work performed exceeds progress billings and anticipated losses, the excess is recognised in receivables. For sales contracts where progress billings and anticipated losses exceed the selling price of work performed, the deficit is recognised in liabilities.

Selling costs and costs incurred in securing contracts are recognised in the income statement as incurred.

Other receivables

Trade receivables are measured at amortised cost less provisions.

Prepayments included under assets include expenses incurred in respect of subsequent financial years measured at cost.

Equity

Treasury shares

Purchase and disposal prices as well as dividends relating to treasury shares are included directly in retained earnings in equity. Capital reduction through cancellation of treasury shares reduces the share capital with an amount equal to the nominal value of the shares.

Proceeds from sale of treasury shares as well as issue of new shares in Vestas Wind Systems A/S relating to exercise of share options are included directly in equity.

Dividends

Proposed dividends are recognised as a liability at the date when they are adopted at the Annual General Meeting (declaration date). The expected dividend payment for the year is disclosed as a separate item under equity.

On account dividends are recognised as a liability at the time of the resolution.

Reserve for exchange rate adjustments

The reserve for exchange rate adjustments in the consolidated accounts comprises foreign exchange differences arising on translation of financial statements of foreign entities from their functional currencies into the presentation currency used by the Group (EUR).

On full or partial realisation of the net investment, the foreign exchange adjustments are recognised in the income statement.

Reserve for cash flow hedging

The cash flow hedging reserve in the consolidated accounts comprise exchange gains/losses as a result of fair value adjustment of forward exchange contracts concerning future transactions.

Furthermore, the reserve for cash flow hedging includes fair value adjustments of interest rate swaps, outstanding at the balance sheet date, entered into to cover interest rate risks on loans with variable interest.

Corporation tax and deferred tax

Current tax liabilities and receivables are recognised in the balance sheet as calculated tax on the taxable income for the year, adjusted for tax relating to taxable income in previous years and tax paid on account.

Deferred tax is measured in accordance with the balance sheet liability method in respect of all temporary differences between the carrying amount and the tax base of assets and liabilities. However, deferred tax is not recognised in respect of temporary differences concerning goodwill not deductible for tax purposes, administration buildings and other items – apart from business acquisitions – where temporary differences have arisen at the time of acquisition without affecting the profit for the year or the taxable income. In those cases where calculation of the tax base can be made according to different taxation rules, deferred tax is measured on the basis of management's planned use of the asset and planned settlement of the liability respectively.

Deferred tax assets, including the tax base of tax loss carry-forwards, are recognised in other non-current assets at the value at which the asset is expected to be realised, either by elimination in tax on future earnings or by setoff against deferred tax liabilities within the same legal tax entity and jurisdiction.

Adjustment is made for deferred tax concerning unrealised inter-company gains and losses.

Deferred tax is measured on the basis of the tax rules and tax rates of the respective countries that will be effective under the legislation at the balance sheet date when the deferred tax is expected to crystallise as current tax. Changes to deferred tax as a result of changes to tax rates are recognised in the income statement, except for items recognised directly in equity.

Provisions

Provisions are recognised when, as a result of events arising before or at the balance sheet date, the Group has a legal or a constructive obligation and it is probable that there will be an outflow of the Group's financial resources to settle the obligation.

Provisions are measured at management's best estimate of the expenses required to settle the obligation. Present values are applied when relevant.

Warranty provisions are recognised systematically and comprise warranty obligations in respect of delivered wind turbines. At the start of the warranty period, calculated provisions are made per type of wind turbine. The calculated provision is reduced over the warranty period as warranty cost are incurred. Subsequently, regular overall assessments of the need for provisions are made.

Restructuring costs are recognised under liabilities when a detailed, formal restructuring plan has been announced to the people affected, no later than at the balance sheet date. On acquisition of enterprises, restructuring provisions in the acquiree are only included in goodwill when a restructuring obligation relating to the acquired company exists at the acquisition date.

A provision for loss-making contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligations under the contract (loss-making contracts). Expected losses on sales orders in progress are, however, recognised in sales orders in progress.

Pension obligations

Contributions to defined contribution plans where the Group continuously makes fixed pension contribution payments to independent pension funds are recognised in the income statement in the period to which they relate and any contributions outstanding are recognised in the balance sheet as other payables.

For defined benefit plans an annual actuarial calculation is made of the present value of future benefits under the defined benefit plan. The present value is calculated based on assumptions about the future development in e.g. salary levels, interest rates, inflation and mortality. The present value is determined only for benefits earned by employees from their employment to date with the Group. The actuarially calculated present value less the fair value of any plan assets is recognised in the balance sheet in pension obligations in accordance with the corridor method.

In addition, any obligations relating to severance pay are included in pension obligations.

Financial liabilities

Amounts owed to mortgage credit institutions, etc. are recognised at the date of borrowing at the fair value of net proceeds received less transaction costs paid. In subsequent periods, the financial liabilities are measured at amortised cost using the effective interest method. Accordingly, the difference between the proceeds and the nominal value is recognised under financial expenses over the term of the loan.

Financial liabilities also include the capitalised residual obligation on finance leases measured at amortised cost.

Other liabilities are measured at amortised cost.

Prepayments from customers

Prepayments from customers are recognised in liabilities and include prepayments received regarding ordered but not yet delivered turbines or wind turbine systems, and service prepayments relating to already delivered wind power systems.

Deferred income

Deferred income includes payments received in respect of income in subsequent years.

Cash Flow Statement

The cash flow statement shows the Group's cash flows for the year broken down by operating activities, investing activities and financing activities for the year, changes for the year in cash and cash equivalents as well as the Group's cash and cash equivalents at the beginning and end of the year.

Cash flows relating to purchased entities are included from the date of acquisition. Cash flows relating to disposed entities are included in the cash flow statement until the date of disposal.

Cash flows from operating activities

Cash flows from operating activities are calculated as the net profit/loss for the year adjusted for non-cash operating items such as depreciation, amortisation and impairment losses, provisions as well as changes in working capital, interest received and paid and corporation tax paid. Working capital comprises current assets less short-term debt, which does not include short-term bank loans.

Cash flows from investing activities

Cash flows from investing activities comprise cash flows from acquisitions and disposals of companies, as well as acquisitions and disposals of intangible assets, property, plant and equipment and other non-current assets. The cash effect of acqusition and sales of companies is shown seperately.

The establishment of finance lease agreements is treated as non-cash transactions.

Cash flows from financing activities

Cash flows from financing activities comprise changes to the amount or composition of the Group's share capital and related expenses, as well as the raising of loans, repayment of interest-bearing debt, treasury shares and payment of dividends to shareholders.

Cash flows from finance leased assets are included as interest payments and repayments of debts.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and current bank debt.

Word list

Financial ratios

Earnings before financial income and expenses and tax (EBIT): Profit/loss before share of results in associated companies, financial items and tax as a percentage of revenue.

Earnings before financial income and expenses, tax, depreciation and amortisation (EBITDA): Profit/loss before depreciation and amortisation, share of result in associated companies, financial items and tax as a percentage of revenue.

Gearing (%): Interest-bearing liabilities at year-end divided by equity at year-end.

Gross margin (%): Gross profit/loss as a percentage of revenue.

Return on equity (%): Profit/loss after tax for the year divided by equity at year-end.

Return on invested capital (ROIC) (%): Operating profit/loss after tax (effective tax rate) as a percentage of average property plant and equipment and intangible assets, inventories and receivables less non-interest bearing debt incl. provisions.

Solvency ratio (%): Equity at year-end divided by total assets.

Share ratios

Book value per share: Equity at year-end divided by number of shares at year-end.

Cash flow from operating activities per share: Cash flows from operating activities divided by the average number of shares.

Dividend per share: Dividend percentage multiplied with the nominal value of the shares.

Earnings per share: The profit/loss for the year divided by the average number of outstanding shares.

Payout ratio: Total dividend payment divided by the profit/loss for the year.

P/E value: The official closing share price on the Copenhagen Stock Exchange divided by the earnings per share.

Price/book value: The official closing share price on the Copenhagen Stock Exchange at year-end divided by the year end book value per share.

Terminology used in accounting policies

IFRS: International Financial Reporting Standards

IAS: International Accounting Standards

IASB: International Accounting Standards Board

IFRIC/SIC: International Financial Reporting Interpretations Committee/Standing Interpretations Committee

Consolidated income statement 1 January - 31 December

mEUR	Note	2006	2005
Revenue	3	**3,854.3**	**3,582.6**
Production costs	4, 5	(3,393.1)	(3,498.1)
Gross profit		**461.2**	**84.5**
Research and development costs	4, 5, 6	(93.4)	(72.7)
Sales and distribution expenses	4, 5	(69.5)	(42.7)
Administrative expenses	4, 5, 8	(113.4)	(84.8)
Other income	7	15.7	0.0
Operating profit/(loss)		**200.6**	**(115.7)**
Share of profit/(loss) in associated companies	15	(0.1)	(0.1)
Financial income	9	10.5	15.7
Financial expenses	10	(50.1)	(58.1)
Profit/(loss) before tax		**160.9**	**(158.2)**
Corporation tax	11	(50.0)	(33.3)
Net profit/(loss) for the year		**110.9**	**(191.5)**
Earnings per share (EPS)	12		
Earnings per share (EUR), basic		0.61	(1.10)
Earnings per share (EUR), diluted		0.61	(1.10)

Consolidated balance sheet at 31 December – Assets

mEUR	Note	2006	2005
Goodwill		319.7	321.5
Completed development projects		69.3	89.2
Software		7.7	1.0
Development projects in progress		80.8	65.6
Total intangible assets	13	**477.5**	**477.3**
Land and buildings		229.7	216.7
Plant and machinery		128.1	139.3
Other fixtures, fittings, tools and equipment		99.0	95.3
Property, plant and equipment in progress		33.1	15.1
Total property, plant and equipment	14	**489.9**	**466.4**
Investments in associated companies	15	0.4	2.9
Receivables from associated companies		0.3	0.4
Other receivables	20	11.3	4.7
Investments		10.8	9.1
Deferred tax	22	162.0	139.6
Total other non-current assets		**184.8**	**156.7**
Total non-current assets		**1,152.2**	**1,100.4**
Inventories	17	880.7	698.3
Trade receivables	18	710.9	620.8
Sales orders in progress	19	328.9	378.3
Other receivables	20	123.1	142.5
Corporation tax		14.0	18.8
Cash at bank and in hand	30	444.6	126.3
Total current assets		**2,502.2**	**1,985.0**
Total assets		**3,654.4**	**3,085.4**

Consolidated balance sheet at 31 December – Equity and liabilities

mEUR	Note	2006	2005
Share capital	21	24.9	23.5
Other reserves		5.9	0.3
Retained earnings		1,230.9	938.0
Total equity		**1,261.7**	**961.8**
Deferred tax	22	3.2	2.9
Provisions	23	98.8	88.6
Pension obligations	24	2.8	2.0
Financial liabilities	25	163.3	441.1
Total non-current liabilities		**268.1**	**534.6**
Prepayments from customers		925.8	488.7
Trade payables		807.6	519.8
Provisions	23	159.8	145.9
Financial liabilities	25	11.1	51.1
Other liabilities	26	187.8	333.7
Corporation tax		32.5	49.8
Total current liabilities		**2,124.6**	**1,589.0**
Total liabilities		**2,392.7**	**2,123.6**
Total equity and liabilities		**3,654.4**	**3,085.4**
Critical accounting estimates and judgements	1		
Segment information	2		
Interests in joint ventures	16		
Management's option programme and shareholdings	31		
Related party transactions	32		
Government grants	33		
Mortgages and security	34		
Contractual obligations	35		
Contingent liabilities	36		
Currency and interest rate risks and the use of derivative financial instruments	37		
Subsequent events	38		

Consolidated statement of changes in equity 1 January - 31 December

mEUR	2006				
		Other reserves			
	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January	**23.5**	**5.9**	**(5.6)**	**938.0**	**961.8**
Exchange rate adjustment from conversion to EUR	0.0	0.0	0.0	0.7	0.7
Exchange adjustments relating to foreign entities	0.0	(3.0)	0.0	0.0	(3.0)
Reversal of fair value adjustments of derivative financial instruments, transferred to the income statement	0.0	0.0	8.5	0.0	8.5
Fair value adjustments of derivative financial instruments at 31 December	0.0	0.0	3.5	0.0	3.5
Tax on changes in equity	0.0	0.0	(3.4)	0.0	(3.4)
Net gains recognised directly in equity	0.0	(3.0)	8.6	0.7	6.3
Net profit/(loss) for the year	0.0	0.0	0.0	110.9	110.9
Total recognised income and expense	**0.0**	**(3.0)**	**8.6**	**111.6**	**117.2**
Capital increase	1.4	0.0	0.0	190.5	191.9
Cost of capital increase	0.0	0.0	0.0	(5.8)	(5.8)
Acquisition of treasury shares	0.0	0.0	0.0	(3.4)	(3.4)
Other changes in equity	**1.4**	**0.0**	**0.0**	**181.3**	**182.7**
Equity at 31 December	**24.9**	**2.9**	**3.0**	**1,230.9**	**1,261.7**

Refer to the parent company's statement of changes in equity on page 95 for information about which reserves are available for distribution. For proposed distribution of profit refer to the parent company's annual report on page 93.

Consolidated statement of changes in equity 1 January - 31 December

mEUR	2005				
		Other reserves			
	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January	**23.5**	**(2.0)**	**7.3**	**1,133.0**	**1,161.8**
Exchange rate adjustment from conversion to EUR	0.0	0.0	0.0	(3.5)	(3.5)
Exchange adjustments relating to foreign entities	0.0	7.9	0.0	0.0	7.9
Reversal of fair value adjustments of derivative financial instruments, transferred to the income statement	0.0	0.0	(9.7)	0.0	(9.7)
Fair value adjustments of derivative financial instruments at 31 December	0.0	0.0	(8.5)	0.0	(8.5)
Tax on changes in equity	0.0	0.0	5.3	0.0	5.3
Net gains recognised directly in equity	0.0	7.9	(12.9)	(3.5)	(8.5)
Net profit/(loss) for the year	0.0	0.0	0.0	(191.5)	(191.5)
Total recognised income and expense	**0.0**	**7.9**	**(12.9)**	**(195.0)**	**(200.0)**
Equity at 31 December	**23.5**	**5.9**	**(5.6)**	**938.0**	**961.8**

Consolidated cash flow statement 1 January - 31 December

mEUR	Note	2006	2005
Net profit/(loss) for the year		110.9	(191.5)
Adjustments for non-cash transactions	27	241.6	235.6
Interest received		10.5	15.7
Interest paid		(50.1)	(58.1)
Corporation tax paid		(90.9)	(40.6)
Cash flow from operating activities before change in working capital		222.0	(38.9)
Change in working capital	28	375.5	186.8
Cash flow from operating activities		**597.5**	**147.9**
Purchase of intangible assets		(34.8)	(50.1)
Purchase of property, plant and equipment		(153.4)	(94.7)
Purchase of other non-current assets		(6.6)	(5.4)
Acquisition of company	29	0.0	(6.4)
Sale of property, plant and equipment		20.0	18.2
Sale of other non-current assets		1.0	1.6
Disposal of companies	29	29.8	0.0
Cash flow from investing activities		**(144.0)**	**(136.8)**
Capital infusion (gross)		186.1	0.0
Acquisition of treasury shares		(3.4)	0.0
Repayment of non-current liabilities		(289.7)	(62.6)
Raising of non-current liabilities		6.6	16.3
Cash flow from financing activities		**(100.4)**	**(46.3)**
Change in cash and cash equivalents less current portion of bank debt		**353.1**	**(35.2)**
Cash and cash equivalents less current portion of bank debt at 1 January		89.9	114.0
Exchange rate adjustments of cash and cash equivalents		0.1	11.1
Cash and cash equivalents less current portion of bank debt at 31 December		**443.1**	**89.9**
The balance is specified as follows:			
Cash and cash equivalents without disposal restrictions		406.9	76.0
Cash and cash equivalents with disposal restrictions	30	37.7	50.3
Total cash and cash equivalents		444.6	126.3
Current portion of bank debt	25	(1.5)	(36.4)
		443.1	**89.9**

Notes – Accounting policies for the Group

1 Critical accounting estimates and judgement

As part of the preparation of the consolidated financial statements including the determination of the carrying amount of certain assets and liabilities, management is required to make a number of estimates and assumptions. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Such assumptions can, however, be incomplete or inaccurate and unexpected events and conditions can arise. Furthermore the Vestas Group is subject to risks and uncertainties which can result in the actual amounts deviating from the carrying amounts.

The following accounting estimates and judgements are critical to the preparation of the Vestas consolidated accounts.

Warranty provisions

Vestas normally provides a product warranty on new products of two years. In some cases, warranties apply for up to five years. Warranty provisions relating to sold wind turbines are made at a fixed amount for each wind turbine type with a risk, and through this an additional amount for any conditions which are considered to increase the size of the obligations. This could be geographical differences in the cost pattern, offshore wind turbines or generally inaccessible locations.

Apart from providing a fixed amount for each sold wind turbine, provisions are made for type faults which are usually related to specific common components or the like. The provisions are in addition to the number of wind turbines and the cost of upgrading, also influenced by the time it takes to complete the rectifying and how it is done, therefore the span of the estimated provisions can be extensive. If the timing assumptions are not met as expected, costs relating to corrections can deviate significantly from the amounts provided.

For further information on product risks, see management report page 19.

Management assesses the likely outcome of ongoing and future negotiations with sub-suppliers regarding compensation. Compensation from sub-suppliers is recognised when a written agreement with the supplier has been signed.

Revenue – recognition of project revenue

Provided that certain criteria relating to the complexity of the projects, etc. are met, revenue regarding sales orders in progress is recognised under the percentage of completion method, corresponding to the sales value of the completed work based on the stage of completion. In case the projects do not qualify for recognition according to the percentage of completion method, the total revenue is not recognised until at the time when the risk is transferred to the buyer.

For such projects delays, etc. can result in significant timing deviations in the Group's recognition of revenue, and as a result the earnings compared to expectations.

Measurement of non-current assets

In accordance with the Group's accounting policies, a systematic examination is made of possible impairment of property, plant and equipment and intangible assets. For the Vestas Group the measurement of intangible assets, in particular goodwill could be considerably affected by any changes in the assumptions which form the basis for the calculations. Measurement of goodwill is described in more detail in note 13. In addition to this a changed market development for certain wind turbine types can have a potential impact on the measurement of the product development projects of the Group.

Deferred tax

Management's assessment is required when determining the provisions for deferred tax, deferred tax assets and deferred tax liabilities, and the extent to which tax assets can be recognised.

Vestas recognises deferred tax assets to the extent that it is probable that there will be sufficient taxable income in the future to utilise the temporary differences and unutilised tax losses.

Notes – Consolidated income statement (mEUR)

2 Segment information

Geographic – primary segment

Segment results	Europe	Americas	2006 Asia/Pacific	Not allocated	Total
Revenue	**2,184.0**	**849.0**	**821.3**	**0.0**	**3,854.3**
Operating profit/(loss)	**94.2**	**72.3**	**34.1**	**0.0**	**200.6**
Share of profit/(loss) in associated companies	0.0	0.0	0.0	(0.1)	(0.1)
Financial items (net)	-	-	-	(39.6)	(39.6)
Profit/(loss) before tax	-	-	-	-	**160.9**
Corporation tax	-	-	-	(50.0)	(50.0)
Net profit/(loss) for the year	-	-	-	-	**110.9**
Other segment items					
Depreciation and amortisation	87.8	18.6	13.0	0.0	119.4
Impairment losses (recognised in the income statement)	0.0	0.0	4.0	0.0	4.0
Additions to property, plant and equipment and intangible assets	134.2	23.4	30.6	0.0	188.2
Non-current assets	780.0	87.6	100.0	184.6	1,152.2
Total assets	2,005.9	483.2	525.7	639.6	3,654.4
Total liabilities	1,293.9	497.5	334.7	266.6	2,392.7
Geographical location of total assets	2,824.8	357.6	472.0	-	3,654.4
Geographical location of additions to property, plant and equipment and intangible assets	143.9	19.1	25.2	-	188.2

There is no significant revenue between segments and no significant non-cash transactions in the year.

Segment results	Europe	Americas	2005 Asia/Pacific	Not allocated	Total
Revenue	**2,179.3**	**894.9**	**508.4**	**0.0**	**3,582.6**
Operating profit/(loss)	**17.1**	**(136.3)**	**3.5**	**0.0**	**(115.7)**
Share of profit/(loss) in associated companies	0.0	0.0	0.0	(0.1)	(0.1)
Financial items (net)	-	-	-	(42.4)	(42.4)
Profit/(loss) before tax	-	-	-	-	**(158.2)**
Corporation tax	-	-	-	(33.3)	(33.3)
Net profit/(loss) for the year	-	-	-	-	**(191.5)**
Other segment items					
Depreciation and amortisation	90.5	18.3	6.2	0.0	115.0
Impairment losses (recognised in the income statement)	8.2	0.0	0.0	0.0	8.2
Additions to property, plant and equipment and intangible assets	108.9	15.9	5.6	0.0	130.4
Non-current assets	768.5	127.3	47.9	156.7	1,100.4
Total assets	1,994.0	503.6	285.9	301.9	3,085.4
Total liabilities	939.1	420.2	204.0	560.3	2,123.6
Geographical location of total assets	2,473.6	365.6	246.2	-	3,085.4
Geographical location of additions to property, plant and equipment and intangible assets	105.3	15.0	10.1	-	130.4

Notes – Consolidated income statement (mEUR)

3 Revenue

	2006	2005
Sales of wind turbines and wind power systems	3,577.2	3,340.0
Sales of service	214.3	172.3
Other	62.8	70.3
	3,854.3	**3,582.6**

	2006	2005
Sales of wind turbines and wind power systems are specified as follows:		
Revenue using percentage-of-completion method	2,858.5	3,007.3
Revenue using completed contract method	718.7	332.7
	3,577.2	**3,340.0**

4 Depreciation, amortisation and impairment losses

	2006	2005
Depreciation, amortisation and impairment of non-current assets are specified as follows:		
Amortisation, intangible assets	32.8	30.4
Impairment losses, intangible assets	0.0	5.9
Depreciation, property, plant and equipment	86.6	84.6
Impairment losses, property, plant and equipment	4.0	2.3
	123.4	**123.2**

	2006	2005
– and have been expensed as follows:		
Production costs	68.6	70.3
Research and development costs	37.2	36.1
Sales and distribution expenses	3.0	3.4
Administrative expenses	14.6	13.4
	123.4	**123.2**

5 Staff costs

	2006	2005
Staff costs are specified as follows:		
Wages and salaries, etc.	491.6	421.9
Pension plans	22.6	20.7
Other social security expenses	41.4	27.6
	555.6	**470.2**

	2006	2005
Attributable to:		
Board of Directors		
Wages and salaries, etc.	0.6	0.4
	0.6	**0.4**
Executive Management		
Wages and salaries, etc.	2.1	3.1
Termination benefits	0.0	0.8
	2.1	**3.9**
Other executives		
Wages and salaries, etc.	3.6	1.8
Pension plans	0.1	0.1
	3.7	**1.9**

	2006	2005
Number of employees 31 December	12,309	10,618
Average number of employees	11,334	10,300

Notes - Consolidated income statement (mEUR)

6 Research and development costs

	2006	2005
Research and development costs expensed in the year are specified as follows:		
Research and development costs	88.6	86.3
Capitalised development projects	(26.7)	(49.3)
Amortisation and impairment losses of development projects	31.5	35.7
	93.4	**72.7**

7 Other income

	2006	2005
Disposal of companies	**15.7**	**0.0**

8 Fees to auditors appointed by the Annual General Meeting

	2006	2005
Audit services:		
PricewaterhouseCoopers	2.5	2.0
KPMG	1.4	1.0
	3.9	**3.0**
Non-audit services:		
PricewaterhouseCoopers	1.3	0.9
KPMG	0.5	0.6
	1.8	**1.5**
	5.7	**4.5**

9 Financial income

	2006	2005
Interest income	7.5	5.0
Other financial income	3.0	1.0
Fair value adjustments of derivative financial instruments	0.0	9.7
	10.5	**15.7**

10 Financial expenses

	2006	2005
Exchange rate adjustments	0.8	23.6
Interest expenses	36.8	31.3
Other financial expenses	4.0	3.2
Fair value adjustments of derivative financial instruments	8.5	0.0
	50.1	**58.1**

Notes – Consolidated income statement (mEUR)

11 Corporation tax

	2006	2005
Current tax on profit/(loss) for the year	75.8	62.6
Deferred tax on profit/(loss) for the year	(30.8)	(39.9)
Tax on profit/(loss) for the year	45.0	22.7
Change in corporation tax rate	0.2	2.0
Adjustments relating to previous years (net)	4.8	8.6
Corporation tax in the consolidated income statement	**50.0**	**33.3**
Tax on entries in equity related to deferred tax	3.4	(5.3)
Tax on entries in equity	**3.4**	**(5.3)**
Total corporation tax for the year	**53.4**	**28.0**
Computation of effective tax rate:		
Corporation tax rate in Denmark	28%	28%
Adjustment relating to previous years	3%	(5%)
Deviation in foreign subsidiaries' tax rates compared to the Danish tax rate (net)	8%	(4%)
Non-tax deductible expenses	0%	0%
Non-taxable income	0%	0%
Provision for tax loss carry-forwards	(10%)	(37%)
Change in corporation tax rate	0%	(1%)
Other	2%	(2%)
Effective tax rate	**31%**	**(21%)**

12 Earnings per share (EPS)

	2006	2005
Net profit/(loss) for the year	**110.9**	**(191.5)**
Weighted average number of ordinary shares outstanding	182,722,520	174,911,173
Dilutive effect of outstanding options "in the money"	0	0
Average number of shares outstanding inclusive dilutive effect of options "in the money"	**182,722,520**	**174,911,173**
Earnings per share (EPS), basic	0.61	(1.10)
Earnings per share (EPS-D), diluted	0.61	(1.10)

Notes – Consolidated balance sheet (mEUR)

13 Intangible assets

2006

	Goodwill	Completed development projects	Software	Development projects in progress	Total
Cost at 1 January	321.5	186.1	3.0	65.6	576.2
Exchange rate adjustments	0.1	0.1	0.0	0.0	0.2
Additions	0.0	0.1	8.1	26.6	34.8
Disposals	0.0	0.0	(0.3)	0.0	(0.3)
Disposals, disposal of companies	(1.9)	0.0	0.0	0.0	(1.9)
Transfers	0.0	11.4	0.0	(11.4)	0.0
Cost at 31 December	319.7	197.7	10.8	80.8	609.0
Amortisation and impairment losses at 1 January	0.0	96.9	2.0	0.0	98.9
Exchange rate adjustments	0.0	0.0	0.0	0.0	0.0
Amortisation for the year	0.0	31.5	1.3	0.0	32.8
Reversal of amortisation on disposals in the year	0.0	0.0	(0.2)	0.0	(0.2)
Amortisation and impairment losses at 31 December	0.0	128.4	3.1	0.0	131.5
Carrying amount at 31 December	**319.7**	**69.3**	**7.7**	**80.8**	**477.5**
Internally generated assets included above	0.0	68.4	5.4	80.8	154.6
Amortisation period		3-5 years	5 years		

2005

	Goodwill	Completed development projects	Software	Development projects in progress	Total
Cost at 1 January	323.8	123.6	2.3	85.4	535.1
Exchange rate adjustments	(0.8)	(0.3)	0.0	(0.4)	(1.5)
Additions, acquisition of company	0.0	1.7	0.0	0.0	1.7
Additions	0.0	0.7	0.8	48.6	50.1
Disposals	(1.5)	(1.8)	(0.1)	(5.8)	(9.2)
Transfers	0.0	62.2	0.0	(62.2)	0.0
Cost at 31 December	321.5	186.1	3.0	65.6	576.2
Amortisation and impairment losses at 1 January	0.0	69.0	1.4	0.0	70.4
Exchange rate adjustments	0.0	(0.2)	0.0	0.0	(0.2)
Amortisation for the year	0.0	29.8	0.6	0.0	30.4
Impairment losses for the year	0.0	0.1	0.0	5.8	5.9
Reversal of amortisation on disposals in the year	0.0	(1.8)	0.0	(5.8)	(7.6)
Amortisation and impairment losses at 31 December	0.0	96.9	2.0	0.0	98.9
Carrying amount at 31 December	**321.5**	**89.2**	**1.0**	**65.6**	**477.3**
Internally generated assets included above	0.0	86.8	0.0	65.6	152.4
Amortisation period		3-5 years	5 years		

Notes – Consolidated balance sheet (mEUR)

13 Intangible assets (continued)

Goodwill

At 31 December 2006 management has performed an impairment test of the carrying amount of goodwill.

With reference to this, the carrying amount of goodwill at 1 January 2004, and with the addition of subsequent acquisitions, has been allocated between the cash-generating units Europe, Americas and Asia/Pacific. As at 31 December 2006, goodwill amounts to EUR 229.1m, EUR 83.9m and EUR 6.7m respectively in the three units.

The recoverable amount is based on the value in use which is determined by using expected net cash flows on the basis of the budget for 2007 and forecast for 2008 and projections based on a forecast for 2008 and for the following 13 years. Budget, forecast and projections have been approved by management. The budget and forecasts for 2007-2008 are based on concrete business judgements, while the projections for 2009-2021 are based on the development in general parameters.

A discount rate before tax of 13 per cent has been used.

For all segments the most important parameters are revenue, EBIT, money tied up in working capital, investments in tangible assets and growth assumptions.

- Revenue and EBIT are based on budgets/forecasts for market share and EBIT margin.

- Maintenance of invested capital and normal reinvestments have been extrapolated by 50 per cent of the growth rate for revenue.

- The working capital as a percentage of the revenue is assumed to be stable for the Group during the used period.

- The average revenue growth rate used to extrapolate future net cash flows for the years after 2011 has been set at 3 per cent. The growth rate is not estimated to exceed the long term average growth rate for the segments as a whole.

Management assesses that probable changes in the basic presumptions will not result in the carrying amount of goodwill exceeding the recoverable amount in any of the segments.

Development projects

Recognised completed development projects and development projects in progress include development and testing of new wind turbines. The new wind turbines are expected to result in competitive advantages and as a result strengthen the Group's market position.

The value of the recognised development projects is compared to the expected sales of the individual wind turbine types. This has not given rise to any value adjustments of the carrying amount of development projects.

Software

Software consists of costs relating to the acquisition of software licenses and internally generated software. The value of the recognised software is compared to the expected value in use. This has not given rise to any value adjustments of the carrying amount of software.

Notes - Consolidated balance sheet (mEUR)

14 Property, plant and equipment

2006

	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total
Cost at 1 January	263.2	301.5	143.6	15.1	723.4
Exchange rate adjustments	0.0	(4.3)	(1.5)	(0.2)	(6.0)
Additions	25.5	30.2	59.4	38.3	153.4
Disposals	(1.0)	(25.4)	(46.9)	(2.6)	(75.9)
Disposals, disposal of companies	0.0	(38.1)	(1.7)	(0.2)	(40.0)
Transfers	2.0	11.6	3.7	(17.3)	0.0
Cost at 31 December	289.7	275.5	156.6	33.1	754.9
Depreciation and impairment losses at 1 January	46.5	162.2	48.3	0.0	257.0
Exchange rate adjustments	0.0	(2.3)	(0.7)	0.0	(3.0)
Depreciation for the year	10.8	31.9	43.9	0.0	86.6
Impairment losses for the year	3.3	0.0	0.7	0.0	4.0
Reversal of depreciation on disposal in the year, disposals of companies	0.0	(27.4)	(0.7)	0.0	(28.1)
Reversal of depreciation on disposal in the year	(0.7)	(19.4)	(31.4)	0.0	(51.5)
Transfers	0.1	2.4	(2.5)	0.0	0.0
Depreciation and impairment losses at 31 December	60.0	147.4	57.6	0.0	265.0
Carrying amount at 31 December	**229.7**	**128.1**	**99.0**	**33.1**	**489.9**
Assets held under finance leases included above amount to:	21.0	1.7	8.7	0.0	31.4
Depreciation period	25-40 years	3-10 years	3-5 years		

2005

	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total
Cost at 1 January	250.9	267.7	142.6	10.6	671.8
Exchange rate adjustments	1.1	8.7	1.4	0.1	11.3
Additions, acquisition of company	2.3	0.0	1.5	0.0	3.8
Additions	7.7	25.7	49.1	12.2	94.7
Disposals	(2.3)	(21.0)	(34.9)	0.0	(58.2)
Transfers	3.5	20.4	(16.1)	(7.8)	0.0
Cost at 31 December	263.2	301.5	143.6	15.1	723.4
Depreciation and impairment losses at 1 January	35.9	112.7	54.3	0.0	202.9
Exchange rate adjustments	0.3	4.2	0.8	0.0	5.3
Depreciation for the year	10.4	40.2	34.0	0.0	84.6
Impairment losses for the year	0.0	1.8	0.5	0.0	2.3
Reversal of depreciation on disposal in the year	(0.1)	(10.4)	(27.6)	0.0	(38.1)
Transfers	0.0	13.7	(13.7)	0.0	0.0
Depreciation and impairment losses at 31 December	46.5	162.2	48.3	0.0	257.0
Carrying amount at 31 December	**216.7**	**139.3**	**95.3**	**15.1**	**466.4**
Assets held under finance leases included above amount to:	21.3	2.8	11.9	0.0	36.0
Depreciation period	25-40 years	3-10 years	3-5 years		

Notes – Consolidated balance sheet (mEUR)

15 Investments in associated companies

	2006	2005
Cost at 1 January	4.3	4.3
Disposals	(1.6)	0.0
Disposals, disposal of companies	(0.8)	0.0
Cost at 31 December	1.9	4.3
Value adjustments at 1 January	(1.4)	(1.5)
Exchange rate adjustments	0.1	0.2
Share of profit/(loss) in associated companies	(0.1)	(0.1)
Dividend	(0.3)	0.0
Disposals	0.2	0.0
Value adjustments at 31 December	(1.5)	(1.4)
Carrying amount at 31 December	**0.4**	**2.9**
Accounting information in summary concerning associated companies owned at 31 December:		
Revenue	2.9	106.6
Profit/(loss) for the year	0.4	3.0
Total assets	11.6	65.6
Total liabilities	5.3	52.2

For a listing of the associated companies in the Vestas Group refer to Group Companies on pages 85-86.

16 Interests in joint ventures

The Vestas Group has until December 2006 had a 50 per cent interest in four American joint ventures for which proportionate consolidation is used.

The following amounts represent the Group's 50 per cent share in revenue and profit/(loss), assets and liabilities of the joint ventures:

	2006	2005
Income statement:		
Revenue	8.0	8.5
Costs	(5.2)	(6.2)
Profit/(loss) for the year	**2.8**	**2.3**
Balance sheet:		
Assets		
Non-current assets	0.0	13.0
Current assets	0.0	4.0
	0.0	17.0
Liabilities		
Current liabilities	0.0	1.8
	0.0	1.8
Net assets	**0.0**	**15.2**

There are no contingent liabilities relating to the Group's disposal of previous interests in the joint ventures.

Notes – Consolidated balance sheet (mEUR)

17 Inventories

	2006	2005
Raw materials and consumables	428.7	376.3
Work in progress	210.7	173.6
Finished goods	231.8	139.6
Prepayments	9.5	8.8
	880.7	**698.3**
The cost of sales for the year which is included in production costs	2,985.4	2,474.2
Carrying amount of inventories recognised at net realisable value	38.3	35.2
Write-down of inventories in the year	39.5	12.5
Reversal of write-downs in the year	6.3	5.5

The reversal of write-downs in the year is due to goods sold at a higher value than the written down carrying amount.

18 Trade receivables

	2006	2005
Trade receivables	710.9	620.8
Write-down in the year recognised in trade receivables above	12.4	4.5
Reversal of write-downs in the year	1.6	0.2

All trade receivables are expected to be received within 12 months.

The carrying amount of trade receivables approximate their fair value.

Credit risks
The Vestas Group is exposed to credit risks in connection with deliveries to customers in a number of countries throughout the world. The Group's trade receivables are therefore primarily covered by secure forms of payment such as letters of credit, bank guarantees and credit insurance. Received security is included in the valuation of potential allowances for doubtful trade receivables.

	2006	2005
The Group's maximum credit risks, without considering security received	710.9	620.8

19 Sales orders in progress

	2006	2005
Sales orders in progress	990.6	960.3
Progress billings on sales orders in progress	(1,508.6)	(1,013.7)
	(518.0)	**(53.4)**
– which are included as follows:		
Sales orders in progress (assets)	328.9	378.3
Prepayments (liabilities)	(846.9)	(431.7)
	(518.0)	**(53.4)**
Retentions	15.0	32.0

All receivables relating to sales orders in progress are expected to be received within 12 months.

Notes - Consolidated balance sheet (mEUR)

20 Other receivables

	2006	2005
Prepayments	19.2	30.4
Other receivables	115.2	116.8
	134.4	**147.2**
- which breaks down as follows:		
Current	123.1	142.5
Non-current	11.3	4.7
	134.4	**147.2**

Other receivables expected to be received after 12 months amount to EUR 11.3m.

The carrying amount of other receivables approximates their fair value.

21 Share capital

	2006	2005
The share capital is made up of 185,204,103 shares of DKK 1.00	185,204,103	174,911,173
Number of shares at 1 January	174,911,173	174,911,173
Capital increase	10,292,930	0
Number of shares at 31 December	**185,204,103**	**174,911,173**
Shares outstanding	185,065,681	174,911,173
Treasury shares	138,422	0
Number of shares at 31 December	**185,204,103**	**174,911,173**

In addition to the capital increase in 2006, the share capital was increased by 223,105 shares of DKK 1.00 in 2002 and 69,907,207 shares of DKK 1.00 in 2004. Except for this the share capital has been unchanged in the period 2002-2006.

All shares rank equally.

	Number of shares		Nominal value (DKK)		% of share capital	
	2006	2005	2006	2005	2006	2005
Treasury shares at 1 January	0	0	0	0	0.0	0
Acquistion of treasury shares	138,422	0	138,422	0	0.1	0
Treasury share at 31 December	**138,422**	**0**	**138,422**	**0**	**0.1**	**0**

The Board of Directors has been authorised by the Annual General Meeting to allow Vestas Wind Systems A/S to acquire treasury shares amounting to a total nominal value of 10 per cent of the company's share capital during the period up until the next ordinary Annual General Meeting on 26 April 2007.

Vestas Wind Systems A/S has acquired treasury shares in 2006, at a nominal value of DKK 138k at share price DKK 183.00, corresponding to an acquisition sum of EUR 3.4m.

Treasury shares are acquired with a view to using them for the Group's share option programmes.

The share capital has been fully paid.

Notes - Consolidated balance sheet (mEUR)

22 Deferred tax

	2006	2005
Deferred tax at 1 January (net)	136.7	94.0
Exchange rate adjustments	(3.4)	4.1
Adjustment relating to disposal of companies	0.6	0.0
Deferred tax on profit/(loss) for the year	30.8	39.9
Adjustment relating to previous years	(2.3)	(4.6)
Change in corporation tax rate	(0.2)	(2.0)
Tax on entries in equity	(3.4)	5.3
Deferred tax at 31 December (net)	**158.8**	**136.7**
Tax base of tax loss carry-forwards	30.9	77.7
Intangible assets	16.8	2.7
Property, plant and equipment	48.2	32.7
Provisions	66.4	48.8
Balance of tax losses for recapture in foreign subsidiaries under Danish joint taxation	(34.7)	(35.2)
Current assets	34.4	12.9
Deferred tax assets	**162.0**	**139.6**
Intangible assets	0.0	0.0
Property, plant and equipment	3.2	2.9
Current assets	0.0	0.0
Provisions	0.0	0.2
Other	0.0	(0.2)
Provision for deferred tax	**3.2**	**2.9**
Deferred tax asset at 31 December (net)	**158.8**	**136.7**

No provision is made for deferred tax regarding undistributed earnings in subsidiaries, as the Group is able to control the release of the obligation.

If the earnings were to be distributed, this would release a current tax charge of EUR 6.0m for 2006 (2005: EUR 2.0m).

Deferred tax assets are recognised for tax-loss carry-forwards corresponding to earnings that are likely to be generated in the future. Deferred tax assets amounting to EUR 42.0m have not been recognised in the balance sheet, as the utilisation is not assessed to be sufficiently certain. In addition some of the tax-loss carry-forwards are subject to expiry limits, but they are all expected to be used within the set time limit.

23 Provisions

	2006	2005
Warranty provisions		
Warranty provisions at 1 January	221.0	147.7
Exchange rate adjustments	(2.4)	5.2
Provisions for the year	174.2	232.7
Used warranty provisions during the year	(188.3)	(164.6)
Adjustment to previously recognised warranty provisions	0.0	0.0
Warranty provisions at 31 December	**204.5**	**221.0**
The warranty provisions are expected to be payable as follows:		
0-1 year	138.8	138.2
> 1 year	65.7	82.8
	204.5	**221.0**

Notes - Consolidated balance sheet (mEUR)

23 Provisions (continued)

Vestas normally provides a product guarantee on new products of two years. In some cases, warranties apply for up to five years. The warranty provision relating to each individual sale depends on the product type and the length of the warranty period. Subsequently, regular measurement is made based on an overall assessment of the need for provisions.

Warranty provisions only include standard warranty. Service purchased over and above the standard warranty is included in prepayments from customers. Refer to pages 15 and 20 in the management report for further information on Vestas' warranty provisions.

In addition to this, provisions are made for costs relating to upgrades of sold wind turbines as a result of deficient component quality, etc.

	2006	2005
Other provisions		
Other provisions at 1 January	13.5	19.7
Exchange rate adjustments	(0.1)	(0.1)
Other provisions for the year	42.5	7.7
Used other provisions during the year	(2.1)	(19.8)
Adjustment to previously recognised other provisions	0.3	6.0
Other provisions at 31 December	**54.1**	**13.5**

Other provisions include compensation regarding agreements made to purchase wind turbine parts which are not expected to be fulfilled in accordance with the contractually agreed parameters and provisions for onerous contracts. The provisions have been calculated based on management's best estimate and are expected to be settled in 2012 at the latest.

	2006	2005
The provisions are expected to be payable as follows:		
0-1 years	21.0	7.7
> 1 years	33.1	5.8
	54.1	13.5

24 Pension obligations

	2006	2005
Net pension obligation regarding defined benefit plans at 1 January	2.0	2.3
Exchange rate adjustments	0.0	0.0
Costs for the year	0.8	(0.3)
Net pension obligation regarding defined benefit plans at 31 December	**2.8**	**2.0**
The pension obligation are specified as follows:		
Plan liabilities	11.1	10.3
Plan assets	(6.8)	(6.7)
Unrecognised actuarial (gains)/losses	(1.5)	(1.6)
Net pension obligation regarding defined benefit plans	**2.8**	**2.0**
The amounts recognised in the income statement are specified as follows:		
Pension costs	0.1	0.1
Interest expenses	0.3	0.4
Return on plan assets	(0.3)	(0.3)
Change in termination agreements	0.7	(0.5)
Net costs regarding defined benefit plans for the year	**0.8**	**(0.3)**

Notes - Consolidated balance sheet (mEUR)

24 Pension obligations (continued)

	2006	2005
The pension obligation is calculated based on the following actuarial assumptions:		
Discount rate (%)	4.5	4.5
Projected return on plan assets (%)	5.5	5.5
Projected future salary increases (%)	2.5	2.5
Projected increase in pension (%)	2.0	2.0
Expense for the year regarding defined contribution plans	**21.8**	**21.0**
Total pension costs for the year	**22.6**	**20.7**

The employees in the Vestas Group are widely covered by pension plans, primarily in the form of defined contribution plans. Some countries have defined benefit plans. The type of pension plans varies depending on the statutory and fiscal requirements and the financial situation in the countries in which the employees work and the contributions are normally based on the employees' salaries and length of service. The obligation covers both pension of the current retirees as well as the future retirees' right to pension.

The pension plans are normally funded by payments from the Group's companies and from the employees to funds which are independent of the Group (defined contribution plans). If a plan is unfunded (defined benefit plans), an obligation is recognised in the Group's consolidated balance sheet, calculated based on actuarial assumptions as the present value at the balance sheet date less the assets relating to the pension plans. Costs relating to pension contributions are included in production costs, research and development costs, sales and distribution expenses or administrative expenses. The pension assets are not placed in the company's shares or buildings used by the Group.

Accumulated actuarial gains/losses have been recognised at EUR 0 at 1 January 2004.

Termination agreements are also included in pension obligations.

25 Financial liabilities

	2006	2005
Financial liabilities are recognised as follows in the balance sheet:		
Current liabilities		
Bank debt	1.5	36.4
Mortgage debt	6.3	6.6
Debt to credit institutions	3.3	8.1
	11.1	**51.1**
Non-current liabilities		
1-5 years	96.7	344.6
> 5 years	66.6	96.5
	163.3	**441.1**
Total financial liabilities	**174.4**	**492.2**
Weighted effective interest rate at 31 December (%)	4.6	4.5
Fair value	174.4	493.7
Nominal value	174.4	492.2

It is Group policy to endeavour to ensure an appropriate development in the financial ratios with a view, for example, to maintaining the Group's credit rating and to complying with the agreed minimum requirements in the Group's financing agreements.

The lease agreement will not result in any restrictions in relation to raising of other debts or dividend.

However, it is naturally not possible to guarantee absolutely that Vestas will always be able to maintain its credit rating or to comply with the minimum requirements in the financing agreements. The occurrence of either eventuality would be likely to have a significantly negative effect on the Group.

The fair value is calculated as the present value of agreed cash flows using a current market based interest rate.

Notes - Consolidated balance sheet and consolidated cash flow statement (mEUR)

25 Financial liabilities (continued)

Obligations relating to assets held under finance leases are included in mortgage debt and debt to credit institutions as follows:

	2006			2005		
	Minimum lease payment	Interest	Carrying amount	Minimum lease payment	Interest	Carrying amount
0-1 year	5.0	1.5	3.5	9.1	1.2	7.9
1-5 years	13.3	4.5	8.8	13.9	3.1	10.8
> 5 years	33.5	12.5	21.0	26.0	6.3	19.7
	51.8	18.5	33.3	49.0	10.6	38.4
Weighted effective interest rate at 31 December (%)			4.9			3.1

The fair value of financial liabilities amounts to EUR 33.3m (2005: EUR 38.4m).

The finance lease agreements of the Group mainly relate to administration and production buildings and service vans. Most material liabilities relate to buildings in Denmark and run for up to 21 years after the balance sheet date. The Group has the right to aquire the buildings in 2008 and 2016, and the agreements can be extended to 2026.

26 Other liabilities

	2006	2005
Staff costs	40.6	47.0
Taxes and duties	82.5	27.9
Accruals	13.9	26.9
Other payables	50.8	231.9
	187.8	333.7

27 Adjustments for non-cash transactions

	2006	2005
Amortisation and depreciation for the year of intangible assets and property, plant and equipment, including gains and losses on sale of non-current assets	127.8	125.1
Share of profit/(loss) in associated companies	0.1	0.1
Warranty provisions (net)	(14.1)	68.1
Pension provisions	0.9	(0.3)
Other provisions	40.6	(6.2)
Exchange rate adjustments	12.0	(18.3)
Financial income	(10.5)	(15.7)
Financial expenses	50.1	58.1
Corporation tax	50.0	33.3
Gain on disposal of companies	(15.7)	0.0
Other adjustments	0.4	(8.6)
	241.6	235.6

28 Change in working capital

	2006	2005
Change in inventories	(182.4)	128.2
Change in receivables	(21.1)	(344.9)
Change in prepayments from customers	437.1	182.9
Change in trade payables	287.8	114.6
Change in other liabilities	(145.9)	106.0
	375.5	186.8

Notes - Consolidated cash flow statement (mEUR)

29 Acquisition and disposal of companies

	2006 Carrying amount prior to disposal	2005 Carrying amount prior to disposal
Disposal of companies		
Non-current assets	12.5	0.0
Current assets	8.2	0.0
Non-current liabilities	(0.5)	0.0
Current liabilities	(2.2)	0.0
Net asset	**18.0**	**0.0**
Goodwill	1.9	0.0
Total disposal consideration	**19.9**	**0.0**
Profit on disposal of companies	15.7	0.0
Cash disposal consideration	**35.6**	**0.0**
Cash at bank and in hand	(5.8)	0.0
Net cash disposal consideration	**29.8**	**0.0**

In December 2006, Vestas sold its interests in four joint ventures as well as a minor subsidiary. The activities of the sold companies comprise operation of wind farms. The total cash disposal consideration of EUR 35.6m was paid in cash.

	2006		2005	
	Fair value	Carrying amount prior to acquisition	Fair value	Carrying amount prior to acquisition
Acquisition of companies				
Total intangible assets	0.0	0.0	1.7	1.5
Total property, plant and equipment	0.0	0.0	3.8	3.6
Total non-current assets	**0.0**	**0.0**	**5.5**	**5.1**
Inventories	0.0	0.0	2.9	2.9
Other current assets	0.0	0.0	0.9	0.9
Total current assets	**0.0**	**0.0**	**3.8**	**3.8**
Total non-current liabilities	**0.0**	**0.0**	**0.0**	**0.0**
Trade payables	0.0	0.0	(2.9)	(2.9)
Total current liabilities	**0.0**	**0.0**	**(2.9)**	**(2.9)**
Net assets	**0.0**	**0.0**	**6.4**	**6.0**
Goodwill	0.0		0.0	
Total purchase consideration	**0.0**		**6.4**	
Of which cash at bank and in hand less current bank debt	0.0		0.0	
Cash purchase consideration	**0.0**		**6.4**	
Share consideration	0.0		0.0	
Net cash purchase consideration	**0.0**		**6.4**	

Vestas Nacelles A/S, which is a subsidiary of Vestas Wind Systems A/S, has on 5 October 2005 acquired certain activities and assets from Weier Electric GmbH, which for more than 10 years has been a supplier of generators to Vestas' wind turbines. The purchase price regarding Weier Electric GmbH has been calculated at EUR 6.4m and has been paid in cash, of which EUR 0.4m relates to acquisition costs. No goodwill is recognised in connection with the acquisition. The profit of the acquired company recognised in the consolidated financial statements from acquisition date amounts to EUR 0.4m and would further have affected the loss for 2005 by EUR (1.0)m if the activities in Weier Electric GmbH had been acquired on 1 January 2005, while the consolidated revenue would have been unaffected.

30 Cash and cash equivalents

Cash and cash equivalents with disposal restrictions, EUR 37.7m (2005: EUR 50.3m) primarily consist of prepayments from customers regarding projects, and the amounts are released in line with the fulfilment of the relating contractual obligations.

31 Management's option programme and shareholdings

Option programme

The Board of Directors has decided to establish an option programme for the Executive Management and selected key employees in the Group for 2006, in order to motivate and retain a highly skilled management, and to ensure common goals for management and shareholders. The scheme is based on options, which gives the participants the right to buy shares from the company's treasury shares and covers a total of 20 persons.

The market value of the options at the time of the establishment amounted to EUR 2.7m.

Options are granted based on the result for the Group in 2006 and 2007, respectively. The result, are measured in relation to the budgeted EBIT, Net Working Capital, market share and customer loyalty.

Vestas did not meet the targets set out for 2006, therefore no options have been granted for 2006.

A total of 66,401 options will be granted, if the budgeted targets for 2007 are met. The maximum number of options which can be granted for 2007 is 103,700. The granting of the options occurs when the Board of Directors approves the final annual report for 2007 in 2008.

26,500 options have been allocated to the Executive Management and the remaining 77,200 have been allocated to selected key employees. Each option granted in 2007 gives the right to purchase one share at one share price of 147.60.

The members of the scheme lose the right to the options if they terminate their employment before the end of the vesting period. The options can be exercised between two and four years after they have been granted. Options granted in 2008 can be exercised from 2010 to 2012. Exercise of the options can only occur in the periods where key employees and management are allowed to trade shares in accordance to the Group's internal rules for this, being in the four weeks following the stock exchange announcement of the annual report and quarterly reports.

Management's holdings of Vestas shares

The internal rules regarding the trading of the Board of Directors and the Exective Management and certain employees in Vestas shares only allow trading in the four weeks following the stock exchange announcement for the annual report and quarterly reports.

	Balance at 1 January	Purchased in year	Sold in year	Balance at 31 December	Market value *) kEUR
The Board of Directors					
Bent Erik Carlsen	98,120	0	0	98,120	3,142
Torsten Erik Rasmussen	1,837	2,000	0	3,837	123
Arne Pedersen	1,560	1,400	0	2,960	95
Freddy Frandsen	403	0	0	403	13
Jørgen Huno Rasmussen	0	500	0	500	16
Jørn Ankær Thomsen	229,500	0	0	229,500	7,349
Kim Hvid Thomsen	2,563	0	0	2,563	82
Kurt Anker Nielsen	0	1,300	0	1,300	42
Sussie Dvinge Agerbo	72	1,700	0	1,772	57
Svend Åge D. Andersen	2,892	0	0	2,892	93
	336,947	6,900	0	343,847	11,012

*) *The calculation of the year-end market value is based on the share price quoted on the Copenhagen Stock Exchange at the end of the year (DKK 238.75).*

Notes – Supplementary information for the Group (mEUR)

31 Management's option programme and shareholdings (continued)

	Balance at 1 January	Purchased in year	Sold in year	Balance at 31 December	Market value *) kEUR
The Executive Management					
Ditlev Engel	224	0	0	224	7
Henrik Nørremark	3,213	0	0	3,213	103
	3,437	0	0	3,437	110

**) The calculation of the year-end market value is based on the share price quoted on the Copenhagen Stock Exchange at the end of the year (DKK 238.75).*

32 Related party transactions

Vestas Wind Systems A/S has no shareholders with controlling influence.

The related parties of the Vestas Group with significant influence include the Board of Directors of the company, the Executive Management and key management personnel, as well as close members of the family of these individuals. Related parties furthermore include entities which are significantly influenced by the aforementioned individuals.

Transactions with management

Transactions with management only consist of normal management remuneration, refer to note 5. There have been no other transactions with members of the Board or the Executive Management of Vestas Wind Systems A/S, except for purchase of normal legal services of EUR 1.6m on market conditions (2005: EUR 0.9m) from the law firm Gorrissen Federspiel Kierkegaard, where Jørn Ankær Thomsen is a partner. The outstanding balance payable to Gorrissen Federspiel Kierkegaard was EUR 0.1m at 31 December.

There have been no other transactions with any members of the Board of Directors and the Executive Management in Vestas Wind Systems A/S during the year.

No members of the Board have been employed in the Group in 2006 with the exception of the Board members elected by the employees.

Transactions with associated companies and joint ventures

Furthermore, related parties include subsidiaries and associated companies, and the joint ventures in which Vestas Wind Systems A/S has control or significant influence.

The Vestas Group's subsidiaries and associated companies, and the Vestas Group's related shares, are listed under Group companies on pages 85-86.

The Vestas Group has sold blades and components to the former associated company Vestas RRB India Ltd. in the period 1 January to 5 September 2006 at a value of EUR 18.9m (2005: EUR 25.9m). There are no receivables with this company at year end (2005: EUR 12.4m).

There have no transactions with joint ventures in the year (2005: Dividends EUR 3.4m).

Outstanding balances with associated companies have resulted from standard business transactions regarding purchase and sale of goods and services. No interest is calculated on the outstanding balances and the transactions are entered into on the same trading conditions as for the Group's other customers and suppliers.

There have been no other transactions during the year with the Board of Directors, the Executive Management, key management personnel, major shareholders or other related parties.

33 Government grants

The Group has received a number of government grants, of which EUR 1.4m has been deducted in incurred expenses (2005: EUR 4.3m) and EUR 4.2m has been deducted in the cost of property, plant and equipment (2005: EUR 3.7m).

Notes – Supplementary information for the Group (mEUR)

34 Mortgages and security

As security for the Group's mortgage loans, mortgage deeds registered to the mortgagor and all-money mortgages have been secured on land and buildings, plant and machinery as well as other fixtures and fittings, tools and equipment. In addition, some of the Group's other property, plant and equipment has been placed as security.

Furthermore, the Group has issued mortgage deeds registered to the mortgagor and all-money mortgages which are secured on the above-mentioned properties. These mortgage deeds registered to the mortgagor and all-money mortgages are all in the possession of the Group.

As security for credit facilities, the Group has transferred its cash at bank and in hand and other current assets.

	2006	2005
Total mortgage loans	71.4	71.4
Mortgage deeds and all-money mortgages		
Nominal value of mortgage deeds and all-money mortgages	73.7	73.6
Carrying amount of pledged assets	160.6	159.2
Other security in assets		
Nominal value of mortgage deeds and all-money mortgages	4.6	4.6
Carrying amount of pledged assets	0.2	0.7
Other mortgage deeds and all-money mortgages in the possession of the Group	51.6	38.2
Security for credit facilities		
Transfer of cash at bank and in hand and other current assets	82.4	0.0

35 Contractual obligations

The minimum lease obligation relating to operating leases falls due:	2006	2005
0-1 year	21.7	11.9
1-5 years	55.8	65.0
> 5 years	37.7	40.9

Operating leases comprise irrevocable operating leases regarding buildings, cars and office equipment. The main obligations relate to buildings in Denmark and Germany and run for up to 26 years after the balance sheet date. The lease agreements will not result in any restrictions in relation to raising of other debts or dividend.

Operating lease agreements include leases of buildings with options to purchase in 2007 and 2008. There are no possibilities of extension incorparated in the agreements.

Costs recognised in the income statement relating to operating leases amount to EUR 21.8m in 2006 (2005: EUR 12.7m).

The Group has entered into binding contracts concerning purchase of plant in 2007 at a value of EUR 10.7m (2005: EUR 13.5m).

The Group has entered into binding contracts concerning purchase of components for the production for delivery in 2007 and thereafter at a total value of EUR 1,658.5m.

Notes - Supplementary information for the Group (mEUR)

36 Contingent liabilities

Work and payment guarantees, etc. amount to EUR 549.2m (2005: EUR 730.0m).

Pending lawsuits

On 19 August 2005, the German company Enercon GmbH issued a writ against Vestas Wind Systems A/S and its German subsidiary Vestas Deutschland GmbH, as well as the registered directors of the two companies and a number of Vestas Deutschland GmbH's customers, with a claim that an infringement had taken place in respect of a patent owned by Enercon GmbH. The patent concerns lightning protection of blades for wind turbines.

It is still the opinion of Vestas that Enercon GmbH's claim is not legitimate.

On 22 November 2005, Enercon GmbH put forward a claim of infringement of additional patent rights. The claim concerns patents related to electricity grid codes; however, it may also concern other issues.

On 28 March 2006, the owner of Enercon GmbH, Aloys Wobben issued a writ against the Vestas Wind Systems A/S' English subsidiary Vestas - Celtic Wind Technology Limited with a claim that an infringement had taken place in respect of the above mentioned patents relating to electricity grid codes in England, Scotland and Wales. It is Vestas' opinion that the claims are not legitimate. The legal proceedings are expected to be ended in 2007-2008.

In addition, Vestas is engaged in other significant litigation proceedings. It is, however, the opinion of management that settlement or continuation of these proceedings, and the circumstances mentioned above relating to patents, will not have a material effect on the financial position of the Group.

37 Currency and interest rate risks and use of derivative financial instruments

The Group's risk management policies

As a result of its operating, investment and financing activities, the Group is exposed to changes in currency rates and interest rate levels. It is Group policy not to enter into speculative transactions regarding financial risks. The Group's financial management is therefore solely aimed at managing financial risks regarding operative and financing activities.

The Group's risk management policies are unchanged compared to 2005.

Foreign currency risk

The Group's operating activities result in a number of foreign currency risks in connection with purchase and sales of goods and services in foreign currencies.

It is Group policy to hedge the exchange rate risk at the same time as a firm commitment in foreign currency is entered into. Only the net exposure in foreign currency is hedged. The foreign currency risk is mainly hedged through foreign exchange contracts and currency swap agreements.

Exchange rate adjustments relating to investments in foreign subsidiaries and associated companies with another functional currency than the parent company are recognised directly in equity. The foreign currency risk relating to these investments is not hedged since the Group does not consider that continuous hedging of such long-term investments would be optimal based on a total risk and cost consideration.

Notes - Supplementary information for the Group (mEUR)

37 Currency and interest rate risks and use of derivative financial instruments (continued)

Forward exchange contracts regarding future transactions (cash flow hedging)
The following net forward exchange contracts at 31 December for the Group are used for, and meet the conditions for, hedge accounting of future transactions:

	2006				2005			
	Principal*)	Accumulated exchange rate gain/loss recognised in equity	Fair value of principal	Remaining term (months) up to	Principal*)	Accumulated exchange rate gain/loss recognised in equity	Fair value of principal	Remaining term (months) up to
USD	149.9	4.2	145.7	12	182.4	(7.0)	189.4	16
SEK	26.0	(0.2)	26.2	10	-	-	-	-
CAD	19.5	0.3	19.2	12	-	-	-	-
EUR	(193.3)	0.0	(193.3)	11	(179.6)	0.0	(179.6)	16
DKK	(1.4)	0.0	(1.4)	10	-	-	-	-
	0.7	4.3	(3.6)		2.8	(7.0)	9.8	

*) *Positive principals of forward exchange contracts are sales of the currency concerned, and negative principals are purchases.*

The Group's hedged transactions relating to future cash flows mainly cover inter-group transactions outside of Euro-based countries, primarily in American and Canadian dollars as well as Swedish kroner (USD, CAD and SEK), with counter value in Danish kroner (DKK) and Euro (EUR).

Exchange rate gains/losses as a result of fair value adjustments of the forward exchange contracts above have been recognised directly in equity since all the Group's forward exchange contracts fulfil the requirements for hedging of future transactions.

Forward exchange contracts regarding assets and liabilities (fair value hedging)
The following net forward exchange contract at 31 December for the Group are used for, and meet the conditions, for hedge accounting of assets and liabilities recognised in the balance sheet:

	2006				2005			
	Principal*)	Accumulated exchange rate gain/loss recognised in the income statement	Fair value of principal	Remaining term (months) up to	Principal*)	Accumulated exchange rate gain/loss recognised in the income statement	Fair value of principal	Remaining term (months) up to
USD	3.3	0.2	3.1	4	234.2	(9.8)	244.0	11
SEK	-	-	-	-	(10.5)	0.0	(10.5)	1
NOK	-	-	-	-	6.3	0.0	6.3	1
CAD	11.4	0.6	10.8	1	(66.3)	(2.0)	(64.3)	4
AUD	-	-	-	-	43.9	(0.3)	44.2	7
GBP	-	-	-	-	263.1	(0.4)	263.5	1
INR	-	-	-	-	53.2	(1.5)	54.7	3
EUR	(14.8)	0.0	(14.8)	4	(629.6)	0.0	(629.6)	11
DKK	-	-	-	-	106.9	0.0	106.9	10
	(0.1)	0.8	(0.9)		1.2	(14.0)	15.2	

*) *Positive principals of forward exchange contracts are sales of the currency concerned, and negative principals are purchases.*

Notes – Supplementary information for the Group (mEUR)

37 Currency and interest rate risks and use of derivative financial instruments (continued)

The Group's hedged transactions relating to future cash flows cover receivables outside of Euro-based countries, primarily in American and Canadian dollars as well as Pound sterling (USD, CAD and GBP), with counter value in Euro (EUR).

All changes to fair value have been recognised in the income statement.

Interest rate risk
The Group's primary interest rate risk consists of interest rate fluctuations which can affect the debt and lease obligations of the Group. Management of the interest rate risk involves continuous monitoring of the term and maximum interest rate risk of the net debt of the Group.

It is Group policy to hedge interest rate risk on the loans of the Group. This is normally undertaken by entering into interest rate swaps where loans with variable interest rates are converted to fixed interest rates.

The Group's interest bearing financial assets and liabilities have the following times of repricing or maturity, depending on which date comes first.

2006	Repricing/maturity date					
	< 1 year	1-5 years	> 5 years	Total	Of which fixed interest	Effective interest rate (%)
Mortgage debt	6.3	33.6	31.5	71.4	25.6	4.8
Credit institutions	3.4	63.1	35.1	101.6	14.9	4.5
Bank loans	1.5	0.0	0.0	1.5	0.0	4.5
Rent and operating leases	21.7	55.8	37.7	115.2	0.0	4.5
	32.9	152.5	104.3	289.7	40.5	

2005	Repricing/maturity date					
	< 1 year	1-5 years	> 5 years	Total	Of which fixed interest	Effective interest rate (%)
Mortgage debt	6.6	29.1	35.8	71.5	24.7	4.2
Credit institutions	8.1	39.4	60.7	108.2	16.2	3.8
Bank loans	36.4	276.1	0.0	312.5	0.0	4.9
Rent and operating leases	11.9	65.0	40.9	117.8	0.0	3.3
	63.0	409.6	137.4	610.0	40.9	

The effective interest rates have been calculated at the balance sheet date.

Interest rate swaps (cash flow hedging)
The fair value of the interest rate swaps entered into to hedge the interest rate risk on variable interest loans amounts to negative EUR 0.8m (2005: negative EUR 1.5m) and has been recognised in equity. The principal amount on interest swaps is EUR 12.9m (2005: EUR 13.3m).

38 Subsequent events

Subsequent events are discussed in the management report on page 21.

Group companies[1]

Name	Place of registered office	Share capital		Votes and ownership
Parent company				
Vestas Wind Systems A/S	**Randers, Denmark**	**kDKK**	**185,204**	-
Production units				
Vestas Nacelles A/S	**Randers, Denmark**	**kDKK**	**343,000**	**100%**
Vestas Machining A/S	Randers, Denmark	kDKK	52,000	100%
Vestas Assembly A/S	Randers, Denmark	kDKK	300,000	100%
Vestas Nacelles Italia S.r.l	Taranto, Italy	kEUR	16,423	100%
Vestas Nacelles Spain S.A.	Viveiro, Spain	kEUR	600	100%
Vestas Nacelles Deutschland GmbH	Lübeck, Germany	kEUR	25	100%
Vestas Castings Group AS	Kristiansand, Norway	kNOK	40,000	100%
Vestas Castings Guldsmedshyttan AB	Guldsmedshyttan, Sweden	kSEK	11,000	100%
Vestas Castings Magdeburg GmbH	Magdeburg, Germany	kEUR	260	100%
Vestas Castings Kristiansand AS	Kristiansand, Norway	kNOK	10,500	100%
Valle Modelverksted AS	Kristiansand, Norway	kNOK	350	100%
Vestas Blades A/S	**Randers, Denmark**	**kDKK**	**91,000**	**100%**
Vestas Blades Deutschland GmbH	Lauchhammer, Germany	kEUR	26	100%
Vestas Blades Italia S.r.l.	Taranto, Italy	kEUR	21,364	100%
Vestas Blades UK Ltd.	Isle of Wight, England	kGBP	44,000	100%
Vestas Blades Australia Pty. Ltd.	Portland (VIC), Australia	kAUD	1,000	100%
Vestas Wind Technology (China) Co. Ltd.	Tianjin, China	kCNY	97,912	100%
Vestas Control Systems A/S	**Randers, Denmark**	**kDKK**	**11,000**	**100%**
Vestas Control Systems Spain S.L.	Olvega, Spain	kEUR	313	100%
Vestas Towers A/S	**Randers, Denmark**	**kDKK**	**55,000**	**100%**
Vestas-Torres Spain S.L.U.	Zaragoza, Spain	kEUR	500	100%
Sales and service units				
Vestas Americas A/S	**Randers, Denmark**	**kDKK**	**50,000**	**100%**
Vestas - American Wind Technology Inc.	Portland (OR), USA	kUSD	105,856	100%
Vestas - Canadian Wind Technology Inc.	Kincardine (ON), Canada	kCAD	92,010	100%
Vestas Central Europe A/S	**Randers, Denmark**	**kDKK**	**57,000**	**100%**
Vestas Deutschland GmbH	Husum, Germany	kEUR	16,873	100%
Vestas Services GmbH	Husum, Germany	kEUR	25	100%
Vestas Benelux B.V.	Rheden, The Netherlands	kEUR	1,361	100%
Vestas Österreich GmbH	Moosbierbau, Austria	kEUR	35	100%
Vestas Northern Europe A/S	**Randers, Denmark**	**kDKK**	**75,000**	**100%**
Vestas - Celtic Wind Technology Ltd.	Warrington, England	kGBP	3,200	100%
Vestasvind Svenska AB	Falkenberg, Sweden	kSEK	1,000	100%
Vestas Poland Sp.z.o.o.	Szczecin, Poland	kPLN	434	100%
NEG Micon UK Ltd.	Cheltenham, England	kGBP	4,000	100%

[1]) *Companies of immaterial interest have been left out of the overview.*

Name	Place of registered office	Share capital		Votes and ownership
Sales and service units (continued)				
Vestas Asia Pacific A/S	**Randers, Denmark**	**kDKK**	**33,000**	**100%**
Vestas Asia Pacific Wind Technology Pte. Ltd.	Singapore, Singapore	kSGD	1,000	100%
Vestas - Australian Wind Technology Pty. Ltd.	Melbourne, Australia	kAUD	15,000	100%
Vestas New Zealand Wind Technology Ltd.	Wellington, New Zealand	kNZD	100	100%
Vestas Wind Technology (Beijing) Ltd.	Beijing, China	kCNY	8,171	100%
Vestas - Danish Wind Technology A/S	Ringkøbing, Denmark	kDKK	30,000	100%
Vestas Wind Technology India Private Limited	Chennai, India	kINR	100,000	100%
Vestas Mediterranean A/S	**Randers, Denmark**	**kDKK**	**50,000**	**100%**
Vestas - Italian Wind Technology S.r.l.	Taranto, Italy	kEUR	3,000	100%
Vestas Hellas Wind Technology S.A.	Athen, Greece	kEUR	510	100%
Vestas Eólica SAU	Barcelona, Spain	kEUR	13,180	100%
Vestas France SAS	Montpellier, France	kEUR	5,040	100%
Vestaspor Serviços de Tecnología Eólica Lda.	Maia, Portugal	kEUR	6,000	100%
Vestas Mexico S.A. de C.V.	Condesa, Mexico	kUSD	15	100%
Vestas do Brasil Ltda.	Rio de Janeiro, Brasil	kUSD	3	100%
Vestas Argentina S.A.	Buenos Aires, Argentina	kUSD	22	100%
Vestas Offshore A/S	**Randers, Denmark**	**kDKK**	**20,000**	**100%**
Vestas Offshore UK Ltd.	Warrington, England	kGBP	3,000	100%
Vestas Offshore Applications B.V.	Rheden, The Netherlands	kEUR	18	100%
Vestas Offshore Applications II B.V.	Rheden, The Netherlands	kEUR	18	100%
Other subsidiaries and associated companies				
NEG Micon A/S	Randers, Denmark	kDKK	267,110	100%
Wind Power Invest A/S	Ringkøbing, Denmark	kDKK	25,000	100%
Vestas Technology UK Limited	Isle of Wight, England	kGBP	90	100%
GREP A/S	Randers, Denmark	kDKK	12,000	100%
Vindkompaniet Svenska AB	Falkenberg, Sweden	kSEK	1,824	100%
GREP USA Inc.	California, USA	kUSD	2,001	100%
GREP Wind Power Inc.	California, USA	kUSD	1,100	100%
GREP Bay Area Holding Inc.	California, USA	kUSD	1,600	100%
GREP Bay Area Holding LLC	California, USA	kUSD	7,489	100%
Pecsa, Plantas Eólicas De Canarias Sociedad Anónima	Las Palmas, Spain	kEUR	1,496	49.8% [2]
Planta Eólica Europea S.A.	Tarifa, Spain	kEUR	1,442	44.0% [2]
BWETA Assoc.	California, USA	kUSD	5,000	22.5% [2]
Windco LLC	California, USA	kUSD	39	38.0% [2]

[2]) *Associated companies.*

Statements

Management's statement

The Executive Management and the Board of Directors have today discussed and approved the annual report of Vestas Wind Systems A/S for the financial year 2006.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the parent company financial statements have been prepared in accordance with the Danish Financial Statements Act.

Further, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies used to be appropriate. Accordingly, the annual report gives a true and fair view of the Group's and the parent company's financial position at 31 December 2006 and of the results of the Group's and the parent company's operations and consolidated cash flows for the financial year 2006.

We recommend that the annual report be approved at the annual general meeting.

Randers, 20 March 2007

Executive Management

Ditlev Engel
President and CEO

Henrik Nørremark
Executive Vice President and CFO

Board of Directors

Bent Erik Carlsen
Chairman

Torsten Erik Rasmussen
Deputy Chairman

Arne Pedersen

Freddy Frandsen

Jørgen Huno Rasmussen

Jørn Ankær Thomsen

Kim Hvid Thomsen

Kurt Anker Nielsen

Sussie Dvinge Agerbo

Svend Åge D. Andersen

The independent auditors' report

To the shareholders of Vestas Wind Systems A/S

We have audited the Annual Report of Vestas Wind Systems A/S for the financial year 1 January - 31 December 2006, which comprise the statement by the Executive Management and the Board of Directors, the Management report, financial highlight for the Group, sections on corporate governance and shareholders and the stock exchange as well as accounting policies, income statement, balance sheet, statement of changes in equity, cash flow statement and notes for the consolidated accounts and the annual report for the parent company. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and the annual report of the parent company have been prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for the annual reports of listed companies.

The audit did not comprise the non-financial information on environmental and health and safety information on pages 25-29 in respect of which a separate statement has been issued on page 89.

Management's responsibility for the annual report

Management is responsible for the preparation and fair presentation of the consolidated accounts in accordance with the International Financial Reporting Standards as adopted by the EU, and the preparation and fair presentation of the annual report for the parent company in accordance with the Danish Financial Statements Act, and additional Danish disclosure requirements for the Annual Reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and using appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Executive Management and the Board of Directors, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Groups's financial position at 31 December 2006 and of the results of its operations and its cash flows for the financial year 1 January - 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position of the parent company at 31 December 2006 and of the results of its operations and its cash flows for the financial year 1 January - 31 December 2006 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Herning, 20 March 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Carsten Gerner
State Authorised Public Accountant

Niels Jørgen Lodahl
State Authorised Public Accountant

Århus, 20 March 2007

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab

Jesper Koefoed
State Authorised Public Accountant

Torben Ahle Pedersen
State Authorised Public Accountant

The independent auditor's statement concerning environmental and occupational health & safety key figures and indicators for 2006

We have made an assessment of Vestas Wind Systems A/S' environmental and occupational health & safety key figures and indicators for 2006, comprising pages 25-28 of the annual report for 2006.

Criteria for the preparation of reporting on environmental and occupational health & safety issues

Pages 26-29 of the annual report for 2006 include the Management's reasons for choice of environmental and occupational health & safety issues relevant for integration in the annual report. Environmental and occupational health & safety data have been included in the annual report for 2006 according to the accounting policies applied and described on page 29 for reporting on environmental and occupational health & safety key figures and indicators.

The preparation of the reporting on environmental and occupational health & safety issues is the responsibility of the Company Management. Our responsibility is to express an opinion on the reporting on environmental and occupational health & safety issues based on our assessment.

Basis of opinion

Our work has been planned and performed in accordance with the International Standard on Assurance Engagements, ISAE 3000 (other assurance engagements than audit or review of historical, financial information) to obtain reasonable assurance that the data, etc. stated on pages 25-26 have been computed in accordance with the criteria for the preparation of reporting on environmental and occupational health & safety issues.

Based on an assessment of materiality and risk, our work has comprised accounting technical analyses, inquiries and spot-checks of systems, data and underlying documentation, including test that the guidelines for measurement and statement of data have been followed. Furthermore, we have assessed the expediency of the internal recording and reporting system as basis for consistent recording and reporting on environmental and occupational health & safety data.

Opinion

In our opinion, the environmental and occupational health & safety data, etc. included on pages 25-26 of the annual report for 2006 have been stated in accordance with the criteria mentioned.

Herning, 20 March 2007

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Niels Jørgen Lodahl
State Authorised Public Accountant

Birgitte Mogensen
State Authorised Public Accountant

Wind power is competitive

Wind power is a sustainable form of energy, which can compete on cost with conventional sources of energy.

Annual report for Vestas Wind Systems A/S

Accounting policies for Vestas Wind Systems A/S

The annual report has been prepared in accordance with the provisions of the Danish Financial Statements Act (DK GAAP) applying to enterprises of reporting class D, as well as the requirements laid down by the Copenhagen Stock Exchange in respect of the financial reporting of companies listed on the stock exchange.

Vestas Wind Systems A/S' functional currency is Danish kroner (DKK) but due to the international relations of the Group the annual report is presented in Euro (EUR).

For adopted accounting policies refer to the Group accounting policies on pages 48-56 in the consolidated accounts. The denomination of the items in the parent company's annual report complies with the requirements of the Danish Financial Statements Act (DK GAAP) but conforms to the contents of the accounting policies according to IFRS. Refer to the section Terminology below for a description of the main differences between DK GAAP and IFRS in the denomination of the items.

The accounting policies applied are unchanged from those applied in the previous year.

The accounting policies of the parent company deviate from the Group accounting policies in the following areas:

Investments in group companies

Investments in subsidiaries are recognised and measured in the annual report of the parent company under the equity method.

On acquisition of subsidiaries, the difference between cost of acquisition and net asset value of the enterprise acquired is determined at the date of acquisition after the individual assets and liabilities having been adjusted to fair value (the purchase method) and allowing for the recognition of any restructuring provisions relating to the enterprise acquired.

Any remaining positive differences in connection with the acquisition of Group companies are included in the item Investments in group companies. The item Share of profit/(loss) in group companies before tax in the income statement include the proportionate share of the profit before tax less goodwill amortisation, whereas the share of tax of subsidiaries is included in the item Corporation tax.

The item Investments in group companies in the balance sheet include the proportionate ownership share of the net asset value of the enterprises calculated under the accounting policies of the parent company with deduction or addition of unrealised intercompany profits or losses and with addition of any remaining value of positive differences (goodwill).

Subsidiaries with a negative net asset value are measured at EUR 0, and any receivables from these are written down by the parent company's share of the negative net asset value. Any legal or constructive obligation of the parent company to cover the negative balance of the company is recognised in provisions.

The total net revaluation of investments in subsidiaries is transferred upon distribution of profit to Reserve for net revaluation under the equity method under equity.

Gains and losses on disposals or winding up of subsidiaries are calculated as the difference between the sales value or cost of winding up and the carrying amount of the net assets at the date of acquisition including goodwill and expected cost of disposal or winding up. The gains or losses are included in the income statement.

Goodwill

Goodwill is included in the item Goodwill or in the item Investments in group and companies and is amortised over the estimated useful life determined on the basis of Management's experience with the individual business areas. Goodwill is amortised on a straight-line basis over the amortisation period, which is maximum 20 years, and which will be longest for enterprises acquired for strategic purposes with a long-term earnings profile.

Terminology

Net revenue (DK GAAP) = revenue (IFRS)

Fixed assets (DK GAAP) = non-current assets (IFRS)

Provisions (DK GAAP) = non-current and current liabilities (IFRS)

Long-term debt (DK GAAP) = non-current liabilities (IFRS)

Short-term debt (DK GAAP) = current liabilities (IFRS)

Income statement 1 January - 31 December for Vestas Wind Systems A/S

mEUR	Note	2006	2005
Net revenue	1	231.9	267.1
Production costs	2	(255.6)	(386.3)
Gross profit/(loss)		**(23.7)**	**(119.2)**
Sales and distribution expenses	2	(2.7)	(4.1)
Administrative expenses	2, 3	(100.8)	(81.3)
Operating profit/(loss)		**(127.2)**	**(204.6)**
Share of profit/(loss) in group companies before tax	4	220.5	67.7
Financial income and expenses (net)	5	51.5	(38.9)
Net profit/(loss) before tax		**144.8**	**(175.8)**
Corporation tax	6	(50.0)	(33.3)
Net profit/(loss) for the year		**94.8**	**(209.1)**
Proposed distribution of profit:			
Reserve for net revaluation under the equity method		95.7	26.0
Retained earnings		(0.9)	(235.1)
Dividends		0.0	0.0
Profit/(loss) for the year		**94.8**	**(209.1)**

Balance at 31 December for Vestas Wind Systems A/S – Assets, equity and liabilities

mEUR	Note	2006	2005
Intangible assets	7	248.0	155.7
Property, plant and equipment	8	148.5	141.3
Investments	9	1,280.7	1,105.6
Total fixed assets		**1,677.2**	**1,402.6**
Inventories	10	6.2	0.2
Trade receivables	11	0.4	0.3
Receivables from group companies		679.6	546.2
Other receivables	11	25.0	12.2
Corporation tax		0.0	1.5
Deferred tax	12	21.9	16.2
Prepayments		0.3	1.7
Total receivables		727.2	578.1
Cash at bank and in hand		304.6	0.2
Total current assets		**1,038.0**	**578.5**
Total assets		**2,715.2**	**1,981.1**
Share capital		24.9	23.5
Reserve for net revaluation under the equity method		218.1	125.4
Retained earnings		969.8	780.1
Total equity		**1,212.8**	**929.0**
Warranty provisions	13	165.9	135.6
Other provisions	14	13.7	5.8
Provisions		**179.6**	**141.4**
Mortgage debt	15	55.3	60.4
Credit institutions	15	77.0	354.2
Long-term debt		**132.3**	**414.6**
Short-term share of mortgage debt and debt to credit institutions	15	5.7	7.8
Bank loans		0.0	37.7
Trade payables		30.1	19.6
Payables to group companies		1,127.9	378.7
Other liabilities		26.8	52.3
Short-term debt		**1,190.5**	**496.1**
Total debt		**1,322.8**	**910.7**
Total equity and liabilities		**2,715.2**	**1,981.1**
Mortgages and security	16		
Contractual obligations	17		
Contingent liabilities	18		
Related party transactions	19		
Currency and interest rate risks and the use of derivative financial instruments	20		
Subsequent events	21		

Statement of changes in equity 1 January - 31 December for Vestas Wind Systems A/S (mEUR)

2006	Share capital	Reserve under the equity method	Retained earnings	Total
Equity at 1 January	**23.5**	**125.4**	**780.1**	**929.0**
Exchange rate adjustments from conversion to EUR	0.0	0.0	0.7	0.7
Exchange rate adjustments relating to foreign entities	0.0	(3.0)	0.0	(3.0)
Reversal of fair value adjustments of derivative financial instruments, recognised in the income statement	0.0	0.0	8.5	8.5
Fair value adjustments of derivative financial instruments	0.0	0.0	3.5	3.5
Tax on changes in equity	0.0	0.0	(3.4)	(3.4)
Net profit/(loss) for the year	0.0	95.7	(0.9)	94.8
Capital increase	1.4	0.0	190.5	191.9
Cost of capital increase	0.0	0.0	(5.8)	(5.8)
Acquisition of treasury shares	0.0	0.0	(3.4)	(3.4)
Equity at 31 December	**24.9**	**218.1**	**969.8**	**1,212.8**

2005	Share capital	Reserve under the equity method	Retained earnings	Total
Equity at 1 January	**23.5**	**91.8**	**1,031.1**	**1,146.4**
Exchange rate adjustments from conversion to EUR	0.0	(0.3)	(3.0)	(3.3)
Exchange rate adjustments relating to foreign entities	0.0	7.9	0.0	7.9
Reversal of fair value adjustments of derivative financial instruments, recognised in the income statement	0.0	0.0	(9.7)	(9.7)
Fair value adjustments of derivative financial instruments	0.0	0.0	(8.5)	(8.5)
Tax on changes in equity	0.0	0.0	5.3	5.3
Net profit/(loss) for the year	0.0	26.0	(235.1)	(209.1)
Equity at 31 December	**23.5**	**125.4**	**780.1**	**929.0**

All shares rank equally. For information about the development in share capital refer to note 21 in the consolidated accounts.

Notes - Income statement for Vestas Wind Systems A/S (mEUR)

1 Net revenue

	2006	2005

The net revenue in the parent company consists of management fee, service, royalty and rental income from other Group companies.

2 Staff costs

Staff costs are specified as follows:

	2006	2005
Wages and salaries etc.	70.0	53.2
Pension plans	3.7	3.1
Other social security costs	0.2	0.3
	73.9	**56.6**

For information regarding remuneration to the Board of Directors and to the Executive Mananagement refer to note 5 in the consolidated accounts. Pension plans in the parent company consist solely of defined contribution plans and the company does therefore not carry the actuarial risk or the investment risk. For option programme refer to note 31 in the consolidated accounts.

	2006	2005
Average number of employees	951	876

3 Fees to auditors appointed by the Annual General Meeting

	2006	2005
Audit:		
PricewaterhouseCoopers	0.7	0.6
KPMG C.Jespersen	0.7	0.6
	1.4	**1.2**
Non-audit services:		
PricewaterhouseCoopers	0.5	0.9
KPMG C.Jespersen	0.4	0.5
	0.9	1.4
	2.3	**2.6**

4 Share of profit/(loss) in group companies before tax

	2006	2005
Share of profit/(loss) in group companies before tax	336.3	77.5
Change in intercompany profit	(99.6)	4.5
Adjustment of goodwill relating to disposals	(1.9)	0.0
Amortisation of goodwill	(14.3)	(14.3)
	220.5	**67.7**

5 Financial income and expenses

	2006	2005
Financial income from group companies	70.2	28.0
Financial expenses to group companies	(1.1)	(4.5)
Exchange rate adjustments	5.2	(40.6)
Other financial income	3.0	2.3
Other financial expenses	(25.8)	(24.1)
	51.5	**(38.9)**

Notes – Balance sheet for Vestas Wind Systems A/S (mEUR)

6 Corporation tax

	2006	2005
Current tax on profit/(loss) for the year	2.0	0.2
Deferred tax on profit/(loss) for the year	(36.9)	(43.4)
Tax on share of profit/(loss) in group companies	86.5	39.1
Adjustments relating to previous years (net)	(1.6)	37.4
Total corporation tax for the year	**50.0**	**33.3**
Tax on entries in equity relating to deferred tax	3.4	(5.3)
Tax on entries in equity	**3.4**	**(5.3)**
Total tax for the year	**53.4**	**28.0**

7 Intangible assets

2006	Completed development projects	Goodwill	Software	Development projects in progress	Total
Cost at 1 January	150.7	19.1	0.0	65.5	235.3
Exchange rate adjustments from conversion to EUR	0.2	0.0	0.0	0.0	0.2
Additions	92.4	0.0	5.7	26.6	124.7
Transfers	11.4	0.0	0.0	(11.4)	0.0
Cost at 31 December	254.7	19.1	5.7	80.7	360.2
Amortisation at 1 January	77.8	1.8	0.0	0.0	79.6
Exchange rate adjustments from conversion to EUR	0.0	0.0	0.0	0.0	0.0
Amortisation for the year	31.4	0.9	0.3	0.0	32.6
Amortisation at 31 December	109.2	2.7	0.3	0.0	112.2
Carrying amount at 31 December	**145.5**	**16.4**	**5.4**	**80.7**	**248.0**
Amortisation period	3-5 years	5-20 years	3-5 years		

Notes – Balance sheet for Vestas Wind Systems A/S (mEUR)

8 Property, plant and equipment

	2006				
	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total
Cost at 1 January	152.0	14.3	18.4	1.9	186.6
Exchange rate adjustments from conversion to EUR	0.1	0.0	0.0	0.0	0.1
Additions	6.8	0.7	3.6	10.5	21.6
Disposals	(0.3)	(1.3)	(10.7)	0.0	(12.3)
Transfers	0.3	0.1	(0.1)	(0.3)	0.0
Cost at 31 December	158.9	13.8	11.2	12.1	196.0
Depreciation at 1 January	28.1	7.7	9.5	0.0	45.3
Exchange rate adjustments from conversion to EUR	0.1	0.0	0.0	0.0	0.1
Depreciation for the year	5.5	2.7	3.6	0.0	11.8
Reversal of amortisation on disposals in the year	0.0	(1.3)	(8.4)	0.0	(9.7)
Depreciation at 31 December	33.7	9.1	4.7	0.0	47.5
Carrying amount at 31 December	**125.2**	**4.7**	**6.5**	**12.1**	**148.5**
Assets held under finance leases included above amount to:	21.0	0.0	0.0	0.0	21.0
Depreciation period	25-40 years	3-10 years	3-5 years		

Total property value of the company's properties based on the latest public valuation amounts to EUR 58.9m.

9 Investments

	2006			
	Investments in group companies	Receivables from group companies	Other investments, deposits etc.	Total
Cost at 1 January	977.7	0.7	2.4	980.8
Exchange rate adjustments from conversion to EUR	0.5	0.0	(0.4)	0.1
Additions	77.1	0.0	7.6	84.7
Disposals	(1.9)	(0.7)	0.0	(2.6)
Cost at 31 December	1,053.4	0.0	9.6	1,063.0
Value adjustments at 1 January	125.4	(0.2)	(0.4)	124.8
Exchange rate adjustments	(3.0)	0.0	0.0	(3.0)
Profit shares for the year before tax	336.3	0.0	0.0	336.3
Tax on profit shares	(86.5)	0.0	0.0	(86.5)
Dividend	(40.2)	0.0	0.0	(40.2)
Disposals	0.0	0.2	0.0	0.2
Amortisation of goodwill	(14.3)	0.0	0.0	(14.3)
Change in intercompany profit	(99.6)	0.0	0.0	(99.6)
Value adjustments at 31 December	218.1	0.0	(0.4)	217.7
Carrying amount at 31 December	**1,271.5**	**0.0**	**9.2**	**1,280.7**
Remaining positive difference included in the above carrying amount at 31 December	242.0			

The companies in the Vestas Group are listed on pages 85-86 in the consolidated accounts.

Notes – Balance sheet for Vestas Wind Systems A/S (mEUR)

10 Inventories	**2006**	**2005**
Raw materials and consumables	6.2	0.1
Work in progress	0.0	0.0
Finished goods	0.0	0.1
	6.2	**0.2**

11 Receivables

The carrying amount of receivables approximates their fair value.

12 Deferred tax

	2006	2005
Deferred tax at 1 January	16.2	4.9
Deferred tax on profit/(loss) for the year	36.9	43.4
Tax on entries in equity	(3.4)	5.3
Adjustment relating to previous years	(27.8)	(37.4)
Deferred tax at 31 December (net)	**21.9**	**16.2**

13 Warranty provisions

	2006	2005
Warranty provisions at 1 January	135.6	0.0
Provisions for the year	176.9	216.9
Used warranty provisions for the year	(146.6)	(81.3)
Warranty provisions at 31 December	**165.9**	**135.6**
The warranty provisions are expected to be payable as follows:		
0-1 year	112.1	84.8
1-5 years	53.8	50.8
	165.9	**135.6**

Vestas normally provides a product guarantee on new products of two years. In some cases, warranties apply for up to five years. The warranty provision relating to each individual sale depends on the product type and the length of the warranty period. Subsequently, regular measurement is made based on an overall assessment of the need for provisions.

Warranty provisions only include standard warranty. Service purchased over and above the standard warranty is included in prepayments from customers. Refer to pages 15 and 20 in the management report for further information on Vestas' warranty provisions.

In addition to this, provisions are made for costs relating to upgrades of sold wind turbines as a result of deficient component quality, etc.

Notes - Balance sheet for Vestas Wind Systems A/S (mEUR)

14 Other provisions	2006	2005
Other provisions at 1 January	5.8	19.7
Exchange rate adjustments	0.0	(0.1)
Provisions for the year	7.7	0.0
Used other provisions during the year	0.0	(13.3)
Adjustments to previously made other provisions	0.2	(0.5)
Other provisions at 31 December	**13.7**	**5.8**
Other provisions are expected to be payable as follows:		
> 1 year	7.7	0.0
> 5 years	6.0	5.8
	13.7	5.8

15 Long-term debt

	2006	2005
Short-term share of long-term debt breaks down as follows:		
Mortgage debt	5.2	5.1
Credit institutions	0.5	2.7
	5.7	7.8
Long-term debt breaks down as follows:		
1-5 years	80.9	360.4
> 5 years	51.4	54.2
	132.3	414.6
Weighted effective interest rate at the balance sheet date (%)	4.4	4.4

The following amounts recognised in mortgage debt and debt to credit institutions relate to assets held under finance leases:

	2006			2005		
	Minimum lease payment	Interest	Carrying amount	Minimum lease payment	Interest	Carrying amount
0-1 year	1.8	1.3	0.5	3.5	0.8	2.7
1-5 years	6.7	4.1	2.6	7.4	2.5	4.9
> 5 years	33.5	12.5	21.0	25.9	6.2	19.7
	42.0	**17.9**	**24.1**	**36.8**	**9.5**	**27.3**

The finance leases of the parent company relate to administration and production buildings.

Notes – Supplementary information for Vestas Wind System A/S (mEUR)

16 Mortgages and security	2006	2005
As security for the company's mortgage loans, mortgage deeds registered to the mortgagor and all-money mortgages have been secured on land and buildings, plant and machinery as well as other fixtures and fittings, tools and equipment.		
Furthermore, the company has issued mortgage deeds registered to the mortgagor and all-money mortgages secured on the above-mentioned properties. These mortgage deeds and all-money mortgages are all in the possession of the company.		
Total mortgage loans	60.5	65.5
Mortgage deeds and all-money mortgages relating to the company's mortgage loans		
Nominal value of mortgage deeds and all-money mortgages	37.9	37.9
Carrying amount of pledged assets	104.1	102.6
Other mortgage deeds and all-money mortgages in the possession of the company	41.6	38.2

17 Contractual obligations

The lease obligation relating to operating leases falls due:	2006	2005
0-1 year	4.6	3.4
1-5 years	10.5	16.4
> 5 years	0.0	0.0

Operating leases comprise irrevocable operating leases regarding buildings, cars and office equipment. The main obligations relate to buildings.

18 Contingent liabilities

	2006	2005
Provided work and payment guarantees	428.1	579.8
Guarantees for bank debt of Group companies	54.2	108.3
Provided guarantees for loan financing and security in wind power projects	0.0	0.6

In addition to this the parent company provides performance bonds in connection with project supplies in Group companies, and Group companies' warranty obligations to customers.

The company is of a joint taxation with its Danish subsidiaries. As the administrative company for the subsidiaries included in the joint taxation, Vestas Wind System A/S is liable for the tax obligations of the included subsidiaries.

For pending lawsuits refer to note 36 in the consolidated accounts.

19 Related party transactions

For transactions with related parties refer to note 32 in the consolidated accounts.

20 Currency and interest rate risks and the use of derivative financial instruments

For currency and interest rate risks and the use of derivative financial instruments refer to note 37 in the consolidated accounts.

21 Subsequent events

For subsequent events refer to note 38 in the consolidated accounts.



The sculpture entitled the Willpower reaches for the sky but remains firmly anchored to the ground – a symbol of Vestas' vision and values.

Information about the company

Company reg. No.

10 40 37 82

Company

Vestas Wind Systems A/S
Alsvej 21
8900 Randers
Denmark

Board of Directors

Bent Erik Carlsen, Chairman
Torsten Erik Rasmussen, Deputy Chairman
Arne Pedersen
Freddy Frandsen
Jørgen Huno Rasmussen
Jørn Ankær Thomsen
Kim Hvid Thomsen
Kurt Anker Nielsen
Sussie Dvinge Agerbo
Svend Åge D. Andersen

Executive Management

Ditlev Engel, President and CEO
Henrik Nørremark, Executive Vice President and CFO

Lawyers

GORRISSEN FEDERSPIEL KIERKEGAARD
H.C. Andersens Boulevard 12
1553 København V
Denmark

Thelen Reid Brown Raysman & Steiner
101 Second Street
Suite 1800
San Francisco, California 94105
USA

Auditors

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab
Rønnebærvej 1
7400 Herning
Denmark

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab
Værkmestergade 25
8100 Århus C
Denmark

Banks

Nordea Bank Danmark A/S
Strandgade 3
0900 København C
Denmark

Dresdner Kleinwort Ltd.
PO Box 52715
30 Gresham Street
London EC2D 2XY
Great Britain

Societé Generale
29, Boulevard Haussmann
75009 Paris
France

Banco Español de Crédito
Paseo de la Castellana, 103
28046 Madrid
Spain

Head office

Vestas Wind Systems A/S

Alsvej 21
8900 Randers
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 00 01
vestas@vestas.com
www.vestas.com

Sales business units

Vestas Americas

1881 SW Naito Parkway
Suite 100
Portland, OR 97201
USA

Tel. +1 503 327 2000
Fax +1 503 327 2001
vestas-americas@vestas.com
www.vestas.com

Vestas Asia Pacific

1 HarbourFront Place
HarbourFront Tower One #09-01
Singapore 098633

Tel. +65 6303 6500
Fax +65 6278 6500
vestas-asiapacific@vestas.com
www.vestas.com

Vestas Central Europe

Otto-Hahn-Str. 2 - 4
25813 Husum
Germany

Tel. +49 4841 971 0
Fax +49 4841 971 360
vestas-centraleurope@vestas.com
www.vestas.com

Vestas Mediterranean

C/ Can Rabia 3-5, 4 Planta, Edificio B
Sarrià Forum
08017 Barcelona
Spain

Tel. +34 932 41 98 00
Fax +34 932 41 40 80
vestas-mediterranean@vestas.com
www.vestas.com

Vestas Northern Europe

Herningvej 5 - 7
6920 Videbæk
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 22 73
vestas-northerneurope@vestas.com
www.vestas.com

Vestas Offshore

Alsvej 21
8900 Randers
Denmark

Tel. +45 97 30 50 00
Fax +45 97 30 50 01
vestas@vestas.com
www.vestas.com

Production business units

Vestas Blades

Smed Hansens Vej 19
6940 Lem
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 66 23
vestas-blades@vestas.com
www.vestas.com

Vestas Control Systems

Frankrigsvej 15
8450 Hammel
Denmark

Tel. +45 97 30 86 00
Fax +45 97 30 86 01
vestas-controlsystems@vestas.com
www.vestas.com

Vestas Nacelles

Smed Sørensens Vej 3
6950 Ringkøbing
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 65 67
vestas-nacelles@vestas.com
www.vestas.com

Vestas Towers

Engdraget 20
6800 Varde
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 56 10
vestas-towers@vestas.com
www.vestas.com

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 21 March 2007
Stock exchange announcement No. 7/2007

Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive

In accordance with section 28a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive.

The statement is based on reports which Vestas Wind Systems A/S has received from one of the Executives on 20 March 2007.

Name:	Peter Wenzel Kruse
Position of Executive:	Vice President of Communication & IR
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	20 March 2007
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	600, 700 and 400
Market value (DKK) of securities traded:	DKK 177,000.00, DKK 202,650.00 and DKK 115,200.00, respectively

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
1067 Copenhagen K
Denmark

Randers, 23 March 2007
Stock exchange announcement No. 8/2007

Announcement of Vestas' Executives tradings with securities

In accordance with section 28 a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares and securities by Executives and persons closely associated with an Executive.

The statement is based on a report which Vestas Wind Systems A/S has received from one of the Executives on 22 March 2007.

Name:	Freddy Frandsen
Position of Executive:	Member of the Board of Directors of Vestas Wind Systems A/S
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	22 March 2007
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	3,250
Market value (DKK) of securities traded:	DKK 987,175.00

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

RECEIVED

2007 APR -3 A 9:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
1067 Copenhagen K
Denmark

Randers, 23 March 2007
Stock exchange announcement No. 9/2007

Financial calendar 2008

The Vestas Group's financial calendar for 2008:

27 February 2008	Publication of annual report 2007
10 March 2008	Convening for Annual General Meeting
2 April 2008	Annual General Meeting
8 May 2008	Publication of quarterly report for first quarter 2008
15 August 2008	Publication of interim financial report for 2008
6 November 2008	Publication of quarterly report for third quarter 2008 and guidance for 2009

Any questions may be addressed to Mr Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone: +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

END

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S